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04030591

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genting Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

FILE NO. 82- 4962

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dw

DAT : 6/8/04

82-4962

ARIS
12-31-03

Genting Berhad
(7916-A)



annual report 2003





Exemption No. 82-4962

CONTENTS

contents

Exemption No. 82-4962

group corporate structure

GENTING BERHAD

(7916-A)

and its Principal Subsidiaries and Associates
as at 5 May 2004

LEISURE & HOSPITALITY DIVISION

56.79%
Resorts World Bhd*

56.79%
Genting Golf Course Bhd^

56.79%
First World Hotels & Resorts Sdn Bhd^

56.79%
Resorts World Tours Sdn Bhd^

56.79%
Widuri Pelangi Sdn Bhd^

56.79%
Papago Sdn Bhd^

54.81%
Asiatic Golf Course (Sg.Petani) Bhd#

20.44%
Star Cruises Limited***^^**

PLANTATIONS DIVISION

54.81%
Asiatic Development Berhad*

54.81%
Tanjung Bahagia Sdn Bhd#

54.81%
Sabah Development Company Sdn Bhd#

46.04%
Landworthy Sdn Bhd#

PROPERTY DIVISION

100%
Oakwood Sdn Bhd

56.79%
Genting Highlands Bhd^

56.79%
Gentinggi Sdn Bhd^

56.79%
Kijal Resort Sdn Bhd^

34.07%
Bandar Pelabuhan Sdn Bhd^

54.81%
Asiatic Land Development Sdn Bhd#

54.81%
Setiamas Sdn Bhd#

POWER DIVISION

100%
Genting Power Holdings Ltd

58.62%
Genting Sanyen Power Sdn Bhd

30%
Lanco Kondapalli Power Pvt Ltd

INVESTMENT HOLDING & MANAGEMENT SERVICES

100%
Genting Hotel & Resorts Management Sdn Bhd

100%
Awana Hotels & Resorts Management Sdn Bhd

100%
Genting Management and Consultancy Services Sdn Bhd

100%
Genting Overseas Holdings Ltd

63.81%
Genting International PLC**

56.79%
Resorts World Limited^

74%
Eastern Generation Services (India) Pvt Ltd

E-COMMERCE DIVISION

100%
E-Genting Holdings Sdn Bhd

100%
Genting Information Knowledge Enterprise Sdn Bhd

100%
E-Genting Sdn Bhd

100%
Genting WorldCard Services Sdn Bhd

OIL & GAS DIVISION

95%
Genting Oil & Gas Limited

PAPER DIVISION

97.7%
Genting Sanyen Industrial Paper Sdn Bhd

97.7%
Genting Sanyen Paperboard Sdn Bhd

* Listed on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)

** Listed on the Luxembourg Stock Exchange and quoted on CLOB International, Singapore

*** Listed on The Stock Exchange of Hong Kong Limited and quoted on CLOB International, Singapore

^ Subsidiary of Resorts World Bhd

^^ A 35.99% - owned associate of Resorts World Bhd

\# Subsidiary of Asiatic Development Berhad

corporate diary

2003

15 January
Announcement of the appointment of Dr R. Thillainathan as the Executive Director & Chief Operating Officer of the Company.

28 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2002.

24 March
Announcement of the completion of the acquisition of 20% equity stake in Genting Sanyen Power Sdn Bhd from Tenaga Nasional Berhad by Mastika Lagenda Sdn Bhd, an indirect 97.7% owned subsidiary of the Company.

18 April
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2002 and the Thirty-Fifth Annual General Meeting.

28 April
Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back").

2 May
Announcement of the appointment of Tan Sri Mohd Amin bin Osman as an Executive Director of the Company.

28 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2003.

31 May
Notice to shareholders of the Thirty-Fifth Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back.

2 June
Announcement of the acquisition of the entire equity capital of Genting Power Swiss GmbH (formerly known as NRGenerating Holdings (No. 3) GmbH), Switzerland by Genting Sanyen Power (Labuan) Limited, an indirect wholly-owned subsidiary of the Company.

26 June
Thirty-Fifth Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back.

27 August
Announcement of the Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2003.

Announcement of the Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2003.

20 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2003.

5 December
Announcement of the Proposed Issuance of up to USD300 million nominal value Guaranteed Notes exchangeable into existing ordinary shares of RM0.50 each in Resorts World Bhd ("Proposed Notes Issue").

8 December
Announcement of the completion of the book-building process and the final terms and conditions in relation to the Proposed Notes Issue.

31 December
Announcement of the retirement of Tan Sri Lim Goh Tong as a Director and the Chairman of the Company and the appointment of the President and Chief Executive, Tan Sri Lim Kok Thay to assume the role of the Chairman.

2004

26 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2003.

20 April
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2003 and the Thirty-Sixth Annual General Meeting.

Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back.

25 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2004.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2002 Final - 13.5 sen less tax	28 February 2003	9 July 2003	5 August 2003
2003 Interim - 7.0 sen less tax	27 August 2003	10 October 2003	31 October 2003
2003 Proposed Final - 14.5 sen less tax	26 February 2004	7 July 2004	30 July 2004*

** Upon approval of Shareholders at the Thirty-Sixth Annual General Meeting*

board of directors



Seated (from left): *Tan Sri (Dr.) Gunn Chit Tuan, Tun Mohammed Hanif bin Omar, Tan Sri Lim Goh Tong (Founder), Tan Sri Lim Kok Thay, Tan Sri Mohd Amin bin Osman*
Standing (from left): *Mr Quah Chek Tin, Dato' Paduka Nik Hashim bin Nik Yusoff, Tan Sri Dr. Lin See Yan, Dr. R. Thillainathan*

Founder **TAN SRI LIM GOH TONG**

Board of Directors

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

TAN SRI MOHD AMIN BIN OSMAN
Executive Director

DR. R. THILLAINATHAN
Executive Director & Chief Operating Officer

MR QUAH CHEK TIN
Executive Director

DATO' PADUKA NIK HASHIM BIN NIK YUSOFF
Independent Non-Executive Director

TAN SRI (DR.) GUNN CHIT TUAN
Independent Non-Executive Director

TAN SRI DR. LIN SEE YAN
Independent Non-Executive Director

corporate information

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman, President & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Mohd Amin bin Osman
Executive Director

Dr. R. Thillainathan
Executive Director & Chief Operating Officer

Mr Quah Chek Tin
Executive Director

Mr Chong Kin Leong
Executive Vice President - Finance

Mr Tan Wooi Meng
Group Company Secretary

Encik Azmi bin Abdullah
Group Treasurer

AUDIT COMMITTEE

Tan Sri (Dr.) Gunn Chit Tuan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

Mr Quah Chek Tin
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Dr. Lin See Yan
Chairman/Independent Non-Executive Director

Tan Sri (Dr.) Gunn Chit Tuan
Member/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Dato' Paduka Nik Hashim bin Nik Yusoff
Chairman/Independent Non-Executive Director

Tan Sri (Dr.) Gunn Chit Tuan
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

GENTING BERHAD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 7916-A

REGISTERED OFFICE

24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
: (03) 2178 2288/2382 2288 w.e.f. August 2004
Fax : (03) 2161 5304
E-mail : gbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
: (03) 2178 2266/2382 2266 w.e.f. August 2004
Fax : (03) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(formerly known as Malaysia Securities Exchange Berhad)
(28 December 1971)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMEPAGE

www.genting.com.my

directors' profile

Tan Sri Lim Kok Thay (Malaysian, aged 52), appointed on 17 August 1976, is the Chairman, President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the Chairman, President & Chief Executive of Resorts World Bhd ("RWB"), the Joint Chief Executive and a Director of Asiatic Development Berhad ("ADB"), the Chairman of Genting International PLC and a Director of Pacific Lottery Corporation. In addition, he sits on the Boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds a total of 14,957,796 ordinary shares (direct and indirect) in the Company, 50,000 ordinary shares in RWB and 144,000 ordinary shares in ADB; and has a share option to subscribe for 1,000,000 ordinary shares in the Company, a share option to subscribe for 750,000 ordinary shares in RWB and a share option to subscribe for 825,000 ordinary shares in ADB.

Tan Sri Lim is a Director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR only by virtue of being a beneficiary of the Lim Kok Thay Trust which owns 60% of the non-voting preference shares in KHR.

Tan Sri Lim is the Chairman, President and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 65), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board. He is also the Deputy Chairman of Resorts World Bhd ("RWB") and the Chairman on the Board of public-listed Park May Berhad and General Corporation Berhad. He is a Director of AMMB Holdings Berhad, AmFinance Berhad, AMFB Holdings Berhad, and Fullmark Manufacturing Bhd. He is the President of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 200 ordinary shares in the Company and 1,000 ordinary shares in RWB; and has a share option to subscribe for 500,000 ordinary shares in the Company and RWB respectively.

Tan Sri Mohd Amin bin Osman (Malaysian, aged 76), appointed on 12 May 1986, was appointed an Executive Director on 1 May 2003 upon the expiry of his consultancy contract with the Company on 30 April 2003. He is also the Chairman of Asiatic Development Berhad ("ADB"). He had a distinguished career with the Royal Malaysian Police Force for a period of over 36 years where he retired as the Acting Inspector General of Police, Malaysia. In between, he had served as Deputy Commissioner of Police, Sabah; Brigade Commander, Police Field Force, East Malaysia; Chief of City Police, Kuala Lumpur; and Director of the Special Branch, Malaysia. He has won various awards including the Panglima Setia Mahkota and Sri Indera Mahkota Pahang. He also sits on the Board of Shangri-la Hotels (Malaysia) Berhad.

Tan Sri Mohd Amin holds 8,000 ordinary shares in the Company, 122,000 ordinary shares in Resorts World Bhd and 164,000 ordinary shares in ADB; and has a share option to subscribe for 500,000 ordinary shares in the Company and a share option to subscribe for 825,000 ordinary shares in ADB.

Dr R. Thillainathan (Malaysian, aged 59), appointed on 15 January 2003, is an Executive Director & Chief Operating Officer. He holds a Class 1 Honours in Bachelor of Arts (Economics) from the University of Malaya, obtained his Masters and PhD in Economics from the London School of Economics and is a Fellow of the Institute of Bankers Malaysia. He has been with the Genting Group since 1989 and also holds directorships in other companies within the Group. He also sits on the Board of Petronas Dagangan Berhad and Bursa Malaysia Berhad (formerly known as Kuala Lumpur Stock Exchange Berhad). Dr. R. Thillainathan has extensive years of experience in finance and banking. He is the immediate past President of Malaysian Economic Association.

Dr. R. Thillainathan has a share option to subscribe for 250,000 ordinary shares in the Company.

Mr Quah Chek Tin (Malaysian, aged 52), appointed on 12 April 1999, is an Executive Director. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is also an Executive Director & Chief Operating Officer of Resorts World Bhd ("RWB"), a Director of Asiatic Development Berhad and the Alternate Director to Tan Sri Lim Kok Thay

on the Board of Genting International PLC. He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company and RWB respectively and has a share option to subscribe for 500,000 ordinary shares in the Company.

Dato' Paduka Nik Hashim bin Nik Yusoff (Malaysian, aged 66), appointed on 8 June 1979, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from Melbourne University and also a Masters Degree in Public Administration from Harvard University, USA. He has been in the banking industry for more than 30 years. He is the Chairman of Utama Banking Group Berhad and sits on the Boards of Utama Merchant Bank Berhad, Malayan United Industries Berhad, UBG Enterprise Bhd, CMS Trust Management Berhad and Rashid Hussain Berhad.

Tan Sri (Dr.) Gunn Chit Tuan (Malaysian, aged 75), appointed on 6 July 1994, is an Independent Non-Executive Director. He is the former Chief Justice of Malaya from where he retired on 20 May 1994. He holds a Bachelor of Arts (Honours) Degree, a Bachelor of Laws (Honours) Degree (redesignated as LLM in 1985) from University of Cambridge and is Barrister-at-Law from Lincoln's Inn. He has been awarded both the Panglima Mangku Negara and Panglima Setia Mahkota and was recently conferred the Doctor of Science (Honorary) by the University Putra Malaysia.

Tan Sri Dr. Lin See Yan (Malaysian, aged 64), appointed on 28 November 2001, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Lin was Chairman/President and Chief Executive Officer of Pacific Bank Group and for 14 years since 1980, the Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Chairman, Experts Group on Finance for Sustainable Development at the UN Commission on Sustainable Development (New York); Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member, Asian Financial Regulatory Shadow Committee based in the United States of America. He is Chairman, Council of the Graduate School Alumni Association at Harvard University and Member, Visiting Committee on Asian Studies as well as Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation. Tan Sri Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore and Indonesia, including as Independent Director of Resorts World Bhd, Ancom Berhad and Fraser & Neave Holdings Berhad.

Attendance at Board Meetings
The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 36 of this Annual Report.

chairman's statement / *penyata pengerusi*



"On behalf of the Board of Directors, I am pleased to present, for the first time as the Chairman of the Genting Group of Companies ("Group"), the Annual Report and Audited Financial Statements of the Group for the financial year ended 31 December 2003."

"Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan, buat pertama kalinya sebagai Pengerusi Syarikat-syarikat Kumpulan Genting ("Kumpulan"), Laporan Tahunan dan Penyata Kewangan Beraudit untuk Kumpulan bagi tahun kewangan berakhir 31 Disember 2003."

PERFORMANCE REVIEW

The operating revenue for the Group increased by 20% to RM4,237.1 million in 2003. The increase was mainly due to higher contributions from the Power, Plantations, Paper and Oil & Gas Divisions. The Group profit before tax in 2003 of RM1,562.3 million is comparable to that of the previous year's profit of RM1,559.5 million.

The Group recorded a higher profit contribution from the Plantations Division, which was attributable to the higher palm product prices and fresh fruit bunches production along with profit contribution from the newly acquired oil

FINANCIAL HIGHLIGHTS

Year ended 31 December	2003 RM million	2002 RM million	Change %
Operating revenue	4,237.1	3,534.7	20
Profit before taxation	1,562.3	1,559.5	0
Profit after taxation	1,081.6	1,102.9	(2)
Net profit for the year	713.8	756.5	(6)
Shareholders' equity	7,044.8	6,426.2	10
Total assets employed	14,207.4	11,445.8	24
Basic earnings per share (sen)*	101.34	107.41	(6)
Diluted earnings per share (sen)*	101.18	107.37	(6)
Net dividend per share (sen)	15.48	14.76	5
Dividend cover (times)*	6.5	7.3	(11)
Net tangible assets per share (RM)*	10.00	9.12	10
Return (after tax and minority interests) on average shareholders' equity (%)	10.60	12.42	(15)

* *Computed based on profit after taxation and minority interests.*

TINJAUAN PRESTASI

Hasil kendalian Kumpulan meningkat sebanyak 20% kepada RM4,237.1 juta di dalam 2003. Peningkatan ini khususnya disebabkan oleh sumbangan yang lebih tinggi dari bahagian Janakuasa, Perladangan, Kertas dan Minyak & Gas. Keuntungan sebelum cukai untuk Kumpulan dalam 2003 sebanyak RM1,562.3 juta adalah sebandingan dengan keuntungan tahun sebelumnya iaitu RM1,559.5 juta.

Kumpulan mencatatkan sumbangan keuntungan yang lebih tinggi dari Bahagian Perladangan, yang disebabkan oleh kenaikan harga produk sawit dan pengeluaran buah tandan basah serta dengan sumbangan keuntungan dari estet kelapa sawit yang baru diperolehi. Kumpulan juga mencatatkan sumbangan keuntungan yang lebih tinggi dari Bahagian Kertas dan Bahagian Minyak & Gas, yang kebanyakannya disebabkan oleh hasil kendalian yang lebih tinggi. Terdapat juga keuntungan sebanyak RM69.1 juta yang timbul dari penjualan tanah dari Bahagian Hartanah. Sumbangan keuntungan dari Bahagian Janakuasa berjumlah RM203.5 juta di dalam 2003.

Walaubagaimanapun, keuntungan yang lebih tinggi ini telah diserap oleh sumbangan pendapatan yang lebih rendah dari Bahagian Peranginan & Keraian dan perkongsian kerugian dari Star Cruises Limited, syarikat sekutu tidak langsung Kumpulan, yang mana kedua-duanya telah mengalami kesan buruk wabak Sindrom Pernafasan Akut Yang Teruk ("SARS") dan perang Iraq, yang memberikan kesan yang menjejaskan kepada pelayaran keraian dan percutian di rantau ini dan di seluruh dunia pada setengah tahun pertama 2003.

PROFIT/(LOSS) BEFORE TAXATION


RM million
2,000
1,500
1,000
500
0
(500)
1,521.4
(322.7)
1,034.6
1,559.5
1,562.3
1999
2000
2001
2002
2003

TOTAL ASSETS EMPLOYED


RM million
15,000
12,000
9,000
6,000
3,000
0
9,440.2
9,307.2
10,230.0
11,445.8
14,207.4
1999
2000
2001
2002
2003

BASIC EARNINGS/(LOSS) PER SHARE


Sen
200
150
100
50
0
(50)
156.40
(34.96)
64.20
107.41
101.34
1999
2000
2001
2002
2003

NET TANGIBLE ASSETS PER SHARE


RM
12
10
8
6
4
2
0
8.26
7.68
8.18
9.12
10.00
1999
2000
2001
2002
2003

palm estates. The Group also registered higher profit contributions from the Paper Division and Oil & Gas Division, which were mainly due to the higher revenue generated. There was also a gain of RM69.1 million arising from the disposal of land from the Property Division. The profit contribution from the Power Division amounted to RM203.5 million in 2003.

However, these higher profits were set-off by the lower earnings contribution from the Leisure & Hospitality Division and the share of losses from the Group's indirect associate, Star Cruises Limited, both of which experienced the adverse effects of the Severe Acute Respiratory Syndrome ("SARS") pandemic outbreak and the Iraq war, which had a detrimental impact on the leisure cruising and holiday travel within the region and globally in the first half of 2003.

DIVIDENDS

The Board continues to maintain a reasonable balance between dividend payouts and the setting aside of funds for the future business growth of the Group. An interim dividend of 7.0 sen per share less 28% tax, amounting to RM35.5 million was paid on 31 October 2003. The Board has recommended to increase the final gross dividend to 14.5 sen per share from 13.5 sen per share in the previous financial year, less income tax of 28%.

DIVIDEN

Lembaga Pengarah bercadang untuk mengekalkan keseimbangan yang munasabah di antara pembayaran keluar dividen dan menyimpan dana untuk tujuan perkembangan perniagaan Kumpulan yang akan datang. Dividen interim sebanyak 7.0 sen sesaham tolak 28% cukai, berjumlah RM35.5 juta telah dibayar pada 31 Oktober 2003. Lembaga Pengarah mencadangkan untuk menaikkan dividen akhir kasar ke 14.5 sen sesaham dari 13.5 sen sesaham bagi tahun kewangan yang sebelumnya, tolak 28% cukai pendapatan.

Dividen akhir yang dicadangkan akan berjumlah RM73.5 juta dan akan memerlukan kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ke Tiga Puluh Enam yang akan datang. Jumlah dividen kasar sesaham bagi tahun itu akan bertambah ke 21.5 sen dari 20.5 sen bagi tahun sebelumnya.

PEMBANGUNAN PERNIAGAAN

Walaupun menghadapi keadaan perniagaan yang sangat mencabar di dalam 2003 yang malangnya timbul dari wabak SARS dan perang Iraq yang menjejaskan ekonomi serantau, Kumpulan tetap menumpu fokusnya untuk membangun dan memajukan bahagian-bahagian perniagaan yang sedia ada.

Bahagian Peranginan dan Keraian, yang mengendalikan Genting Highlands Resort ("Resort"), pusat percutian

The proposed final dividend will amount to RM73.5 million and will require the approval of shareholders at the forthcoming Thirty-Sixth Annual General Meeting. Total gross dividend per share for the year will increase to 21.5 sen from 20.5 sen in the previous year.

BUSINESS DEVELOPMENTS

Despite the tough business conditions experienced in 2003 arising from the unfortunate SARS outbreak and Iraq war which affected the regional economies, the Group maintained its focus on developing and growing the existing business divisions.

The Leisure & Hospitality Division, which operates Genting Highlands Resort ("Resort"), the premier holiday resort in Malaysia and the Awana chain of hotel resorts, had a very challenging year particularly during the first half of 2003.

Nevertheless, the Division proved its resilience to overcome these challenges by successfully implementing innovative marketing and sales strategies and introducing new and unique entertainment shows, all of which helped to sustain the number of visitors to the Resort in 2003. The Resort, which is popularly known as Genting - City of Entertainment, introduced unique and highly acclaimed entertainment shows such as *Lady Salsa*, an exotic Afro-Caribbean dance musical, the magical world of *1001 Nights: Sinbad* and *Fantastica!*, the first ever new age circus in Malaysia. The Resort was also the stage venue for the renowned *"Dances of the Dynasties"* which was held in January 2004, as part of the joint efforts to promote the Malaysia-China Friendship Year 2004. As a result, visitor arrivals to Genting - City of Entertainment increased to 15.6 million in 2003 from 15.4 million in the previous year.

During the year under review, the Leisure & Hospitality Division continued with the second phase development of the First World Complex. The second phase which comprises Tower 2 will add another 2,900 new rooms to the Resort. The 9-level car park at Tower 2 was completed in 2002 and works are currently in progress to complete Tower 2 by 2006, with the first 1,000 rooms scheduled for completion by end 2004, the second 1,000 rooms by end 2005 and the remaining rooms by end 2006. With the completion of Tower 2, First World Hotel will have an inventory of about 6,200 rooms and will be the world's largest hotel.

With the customers' needs in mind, the Division continues to invest to constantly upgrade its resort facilities. During the year under review, renovation and hotel room upgrading works were undertaken at the Resort. At Genting Hotel, two hotel floors were converted

yang terulung di Malaysia dan rangkaian hotel resort Awana, telah menghadapi tahun yang cukup mencabar terutama dalam setengah tahun pertama 2003.

Walaubagaimanapun, Bahagian ini membuktikan kebingkisannya dan berjaya mengatasi cabaran-cabaran ini dengan melaksanakan strategi pemasaran dan penjualan yang inovatif dan memperkenalkan pertunjukan-pertunjukan hiburan yang unik yang semuanya telah membantu mengekalkan jumlah para pengunjung ke Resort dalam 2003. Resort, yang lebih terkenal sebagai Genting - Kota Keriangan telah memperkenalkan pertunjukan-pertunjukan unik dan disanjungi ramai seperti Lady Salsa, sebuah muzikal tarian Afro-Carribean yang eksotik, dunia magik 1001 Nights: Sinbad dan Fantastica!, pertunjukan sarkas era baru yang pertama di Malaysia. Resort juga menjadi pentas pertunjukan kepada "Dances of the Dynasties" yang terkenal pada bulan Januari 2004, iaitu sebagai satu usahasama untuk mempromosikan Tahun Persahabatan Malaysia-China 2004. Ini menyebabkan bertambahnya jumlah para pelawat yang mengunjungi Genting - Kota Keriangan kepada 15.6 juta dalam 2003 daripada 15.4 juta dalam tahun yang sebelumnya.

Pada tahun dalam tinjauan, Bahagian Peranginan & Keraian telah meneruskan pembangunan fasa ke dua First World Complex. Fasa ke dua yang melibatkan Menara 2 akan menambahkan sebanyak 2,900 bilik baru untuk Resort ini. Tempat letak kereta 9 tingkat di Menara 2 ini telah siap dibina pada tahun 2002 sementara kerja-kerja pembinaan masih lagi berterusan untuk menyiapkan Menara 2 pada tahun 2006, dengan 1,000 bilik dijadualkan siap pada akhir tahun 2004, diikuti 1,000 bilik pada akhir tahun 2005 dan bakinya pada akhir 2006. Dengan siapnya Menara 2, First World Hotel akan mempunyai inventori kira-kira 6,200 bilik dan akan menjadi hotel yang terbesar di dunia.

Dengan keinginan untuk sentiasa memenuhi kehendak para pelanggan, Bahagian ini terus melabur untuk mempertingkatkan kemudahan resortnya. Pada tahun tinjauan, kerja-kerja pengubahsuaian dan mempertingkatkan bilik telah dijalankan di Resort. Di Genting Hotel, dua tingkat bilik hotel telah dipertingkatkan kepada bilik suit mewah. Dinamakan "Club Elite", suit-suit yang baru dimodel semula ini akan menawarkan kemudahan serba mewah dan perkhidmatan butler peribadi untuk tetamu elit premium. Tiga pusat hiburan baru yang terletak di Genting Hotel menambah kepada pelbagai jenis hiburan dan kedai makanan untuk memenuhi kehendak golongan muda dan bertenaga; iaitu "Cloud 9", sebuah disko terbaru dan bergaya, "Sportsbook" untuk peminat sukan dan "Safari Fun Pub" yang bertemakan Afrika.

Kerja-kerja pembinaan jalan baru dua lorong di Resort telah bermula pada tahun 2003. Dijadualkan untuk siap pada 2005, jalan baru di antara puncak bukit dan tokong Chin Swee Caves ini akan menampung lalulintas tambahan yang dijangkakan di Resort.

and refurbished into luxury suite rooms. Named *"Club Elite"*, these newly remodelled suites will offer luxurious facilities and personalised butler services for the elite premium guests. Three new entertainment outlets located at Genting Hotel were added to the existing vast array of entertainment and food outlets to further cater to the young and energetic; namely *"Cloud 9"*, a latest trendy discotheque, *"Sportsbook"* for the sports enthusiasts and the African-themed *"Safari Fun Pub"*.

The construction of a new two-lane road at the Resort began in 2003. Scheduled to complete in 2005, the new road between the hilltop and Chin Swee Caves temple will cater to expected traffic increase at the Resort.

In keeping abreast with modern technology, the Division will progressively have all suite rooms, clubrooms, hotel lobbies, the Genting International Convention Centre (GICC) and selected food & beverage outlets at the Resort equipped to offer high-speed broadband internet-enabled services. This will ensure that guests at the Resort will be able to enjoy high-speed connectivity to the global internet for their work and pleasure.

Genting - City of Entertainment continues to win high accolades for its quality attractions. In 2003, the Resort received the Awards of Excellence for ***Malaysia's Best Deluxe Family Resort/Theme Park, Outstanding Achievements in Hotel/Resort Development*** and ***Best New Hotel*** for First World Hotel at the Hospitality Asia Platinum Awards 2003-2004. First World Plaza was also acknowledged as the ***Most Supportive Shopping Complex*** by Malaysia Tourism Awards 2003.

Awana Porto Malai, Langkawi completed its upgrading exercise in August 2003. The upgrade which comprised an additional 42 new rooms including luxury suites, a column-free grand ballroom and convention facilities, a swimming pool, a beautifully landscaped car park, a grand porte cochere and a new reception area cum lounge, will enable the Mediterranean-styled resort to be one of the most exciting holiday destinations in Langkawi.

Star Cruises Limited ("SCL") which is the third largest cruise line in the world and the leading cruise operator in Asia-Pacific, continues to prove its ability to handle unexpected challenges to offer the best cruise itineraries.

Despite the devastating effects of the SARS and the Iraq war in the first half of 2003 which affected the cruise and travel industry, SCL was able to temporarily redeploy two of its megaships SuperStar Leo and SuperStar Virgo to Australia from Hong Kong and Singapore respectively.

Di dalam usaha untuk beriringan dengan teknologi moden, Kumpulan ini akan melengkapkan secara progresif semua bilik suit, bilik kelab, lobi hotel, Genting International Convention Centre dan kedai makanan dan minuman pilihan di Resort untuk menawarkan perkhidmatan internet jalur lebar berkelajuan tinggi. Ini akan memastikan tetamu-tetamu di Resort menikmati kesambungan berkelajuan tinggi kepada internet sejagat untuk kemudahan kerja dan keriangan mereka.

Genting - Kota Keriangan terus memenangi pengiktirafan cemerlang bagi tarikan-tarikannya yang berkualiti. Dalam 2003, Resort telah menerima Anugerah-anugerah Kecemerlangan untuk ***Pusat Peranginan Keluarga/ Taman Tema Mewah Terbaik Malaysia, Pencapaian Terulung Dalam Hotel/Pusat Peranginan*** *dan* ***Hotel Baru Terbaik*** *untuk First World Hotel di Anugerah Hospitaliti Asia Platinum 2003 - 2004. First World Plaza juga telah diiktirafkan sebagai* ***Pusat Membeli belah Yang Paling Menyokong*** *oleh Anugerah Pelancongan Malaysia 2003.*

Awana Porto Malai, Langkawi ("Awana Porto Malai") telah siap selesai kerja-kerja menaik taraf pada bulan Ogos 2003. Proses peningkatan ini telah merangkumi penambahan 42 buah bilik baru termasuk suit-suit mewah, dewan besar tanpa tiang, kemudahan konvensyen, sebuah kolam renang, tempat letak kereta yang berlanskap cantik, 'porte cochere' yang megah dan ruang sambut tetamu serta ruang menunggu yang baru, akan meningkatkan resort ala Mediterranean ini sebagai salah satu destinasi percutian yang paling menarik di Langkawi.

Star Cruises Limited ("SCL") yang merupakan pelayaran persiaran yang ketiga terbesar di dunia dan operator kapal pelayaran persiaran yang terunggul di Asia-Pasifik, terus membuktikan kebolehannya untuk mengendalikan cabaran di luar dugaan untuk menawarkan jadual perjalanan pelayaran persiaran yang terbaik.

Walaupun kesan buruk wabak SARS dan peperangan di Iraq pada setengah tahun pertama 2003 telah menjejaskan industri peranginan dan pelayaran, SCL berupaya untuk menglokasikan kedudukan dua kapal besarnya, SuperStar Leo dan SuperStar Virgo masing-masing ke Sydney dan Perth di Australia dari tempat asalnya di Hong Kong dan Singapura buat sementara waktu. Perpindahan sementara ini disambut baik oleh pasaran Australia dengan SuperStar Leo menjadi kapal pelayaran terbesar yang pernah melalui Sydney Harbour dan melayari di bawah Harbour Bridge. Kapal-kapal itu kemudiannya dilokasi semula kedudukan masing-masing ke pelabuhan asal pada pertengahan 2003 dan meneruskan rancangan pelayaran asalnya apabila keadaan beransur-ansur pulih. SCL menyambut ulang tahun ke 10 pelayaran persiarannya yang hebat pada bulan Oktober 2003 dengan pelbagai sambutan di atas kapal-kapalnya.

This brief stint was very well received by the Australian market with SuperStar Leo becoming the largest cruise ship to have ever entered Sydney Harbour and sailed under the Harbour Bridge. Both ships subsequently returned to their homeports in the middle of 2003 and resumed their respective itineraries with the gradual return of the situation to normalcy. SCL celebrated its 10th Anniversary of great cruising in October 2003 with a multitude of celebrations onboard its ships.

In January 2004, SCL once again showed its ability to meet unexpected changes, when an unfortunate shipyard accident delayed the completion of the new Pride of America ship. SCL together with its wholly owned subsidiary, Norwegian Cruise Line ("NCL") overcame the challenge by repositioning two of their vessels, Norwegian Sky and SuperStar Leo. Norwegian Sky, renamed as Pride of Aloha, will be reflagged into the US register to replace Pride of America and will commence inter-island Hawaiian cruises in July 2004. SuperStar Leo, now renamed Norwegian Spirit has been deployed from Hong Kong to replace the Norwegian Sky's itinerary in Alaska.

Fleet rejuvenation plans for the Star Cruises and NCL fleets are underway and will continue in 2004 and beyond. This strategy would see the transfer of medium capacity NCL ships to replace older Star Cruises vessels in high growth markets in Asia as NCL's newbuilds are progressively introduced into the North American market. Towards this, SuperStar Capricorn and SuperStar Aries have been sold.

The *WorldCard*, the Group's customer loyalty programme surpassed one million members in early January 2004. The Group had an agreement with SCL in January 2004 to jointly develop and grow the *WorldCard* brand and loyalty programme by leveraging on the Group's and SCL's resources in Malaysia, Singapore, Hong Kong, Thailand, China, India and Australia. *WorldCard* members can now enjoy a diverse range of *WorldCard* products and recognition at over 120 merchants with 1,300 outlets in Malaysia, Singapore and Hong Kong.

During the year, the Plantations Division undertook a series of acquisitions in Sabah and Sarawak, hence increasing its landbank from 57,113 hectares in 2002 to 63,229 hectares in 2003. The Division's landbank will further expand with a recent acquisition in Sabah of another 6,753 hectares of oil palm estates and a 60-tonne per hour oil mill which is expected to complete by the second quarter of 2004. The Division will continuously seek more land opportunities in its pursuit of growth strategies.

The Property Division has plans to further develop Asiatic Indahpura in Johor with several launches of residential properties in 2004, in line with customer needs and affordability.

Pada bulan Januari 2004, SCL sekali lagi membuktikan kebolehannya menghadapi situasi di luar dugaan apabila satu kemalangan limbungan kapal telah melambatkan siapnya kapal baru Pride of America. SCL bersama subsidiari sepenuhnya, Norwegian Cruise Line ("NCL") mengatasi cabaran ini dengan menukar kedudukan dua kapalnya, Norwegian Sky dan SuperStar Leo. Norwegian Sky, yang dinamakan Pride of Aloha, akan ditandai bendera semula ke dalam daftar Amerika Syarikat untuk menggantikan Pride of America dan akan meneruskan pelayaran persiaran di antara pulau-pulau Hawaii pada bulan Julai 2004. SuperStar Leo, kini dinamakan Norwegian Spirit telah di atur semula dari Hong Kong untuk menggantikan jadual perjalanan Norwegian Sky di Alaska.

Rancangan pembalikmudaan perkapalan kepada angkatan laut untuk kapal-kapal Star Cruises dan NCL sedang dijalankan dan akan diteruskan di dalam tahun 2004 dan seterusnya. Strategi ini akan menyaksikan pemindahan kapal NCL yang berkapasiti sederhana untuk menggantikan kapal-kapal Star Cruises yang lebih berusia di pasaran berketumbuhan tinggi di Asia, sementara kapal-kapal NCL yang baru akan diperkenalkan secara progresif ke dalam pasaran Amerika Utara. Bagi tujuan ini, SuperStar Capricorn dan SuperStar Aries telah dijual.

WorldCard, program kesetiaan pelanggan Kumpulan telah melepasi keahlian sejuta orang pada awal Januari 2004. Kumpulan telah membuat perjanjian dengan SCL pada bulan Januari 2004 untuk bersama-sama membangun dan mengembangkan jenama dan program kesetiaan WorldCard dengan menggunakan sumber-sumber Kumpulan dan SCL di Malaysia, Singapura, Hong Kong, Thailand, China, India dan Australia. Ahli-ahli WorldCard kini dapat menikmati pelbagai rangkaian produk WorldCard dan dikenali di lebih 120 pedagang dengan 1,300 kedai saluran keluar di Malaysia, Singapura dan Hong Kong.

Pada tahun dalam tinjauan, Bahagian Perladangan telah melaksanakan satu siri pemerolehan di Sabah dan Sarawak, justeru itu keluasan tanahnya bertambah dari 57,113 hektar dalam 2002 ke 63,229 hektar dalam 2003. Bahagian akan mengembangkan lagi keluasan tanahnya menerusi satu pembelian baru di Sabah, sebanyak 6,753 hektar lagi estet kelapa sawit dan sebuah kilang kelapa sawit dengan kapasiti pengilangan 60 tan sejam, dijangka selesai pada suku kedua 2004. Bahagian akan terus mencari lebih banyak peluang tanah dalam usaha strategi pertumbuhannya.

Bahagian Hartanah akan terus memajukan Asiatic Indahpura di Johor dengan beberapa pelancaran hartanah kediaman pada tahun 2004, sejajar dengan kehendak dan kemampuan pelanggan.

Bahagian Kertas dan Pembungkusan terus mengekalkan kepekaan terhadap alam sekitar. Bahagian mengumpul dan mengitar semula kertas buangan untuk menjadi

Exemption No. 82-4962

The Paper and Packaging Division continues to be environmentally conscious. The Division collects and recycles waste paper into international standard industrial brown grade paper and then into high quality packaging boxes. The "Waste-to-Energy" plant, which incinerates processed paper waste in a safe and environmentally friendly manner, was built with a grant that was awarded to the Division by New Energy And Industrial Technology Development Organisation (NEDO) of Japan. The plant officially began commercial operations in April 2003.

The Power Division expanded its power-related investment when it successfully acquired a 30% stake in Lanco Kondapalli Power Plant ("Lanco Kondapalli") and a 74% stake in Eastern Generation Services (India) Private Ltd., the O&M company that operates and maintains Lanco Kondapalli in May 2003. Lanco Kondapalli is a 368 MW gas fired combined cycle power plant that is located about 265km from Hyderabad, India.

The Oil & Gas Division's enhanced oil recovery operations in Zhuangxi Buried Hill Oilfield, China produced about 142,000 tonnes of wellhead oil in 2003. The field has repaid its initial investment and is now profitable. The Division continues to monitor developments on the Muturi Production Sharing Contract ("PSC") and the Tangguh Liquefied Natural Gas ("LNG") Project in Indonesia, in the light of its retained rights to long-term future cash flows from the Muturi PSC. The Tangguh LNG Project is scheduled to begin operations in 2007 and the arrangements for the sale of LNG have so far been made with Fujian in China, South Korea and Mexico.

EGenting, the Group's E-commerce & IT development Division continues to enhance the operational efficiencies of the Group through the implementation of various application systems and software. In 2003, the Division completed and successfully rolled out the Genting Hospitality Property Management System (GhpMS) at the Theme Park Hotel. GhpMS will progressively be implemented to all of the hotels at the Resort.

Among the many value-added application systems implemented to further improve the Group's customer service capabilities was the latest Avaya Interactive Centre system to handle high call volume at the WorldReservations Centre. Also implemented were the "Digital Boardroom" which allows online documentation access for directors and senior management, the server-based network computing solution Citrix,

kertas gred perang bertahap antarabangsa yang kemudiannya dijadikan kotak pembungkus berkualiti tinggi. Loji "Bahan Buangan ke Tenaga", yang membakar kertas buangan yang telah diproses dengan cara yang selamat dan mesra alam, telah dibina dengan geran yang dianugerahkan kepada Bahagian ini oleh New Energy and Industrial Technology Development Organisation (NEDO) Jepun. Loji ini beroperasi perdagangannya secara rasmi pada bulan April 2003.

Bahagian Janakuasa meluaskan pelaburan berkaitan janakuasa apabila ia berjaya memperolehi sebanyak 30% bahagian kepentingan dalam Loji Jana Kuasa Lanco Kondapalli ("Lanco Kondapalli") dan 74% bahagian kepentingan dalam Eastern Generation Services (India) Private Ltd, syarikat O&M yang mengendalikan dan menyelenggara Lanco Kondapalli pada bulan Mei 2003. Lanco Kondapalli adalah loji janakuasa dengan kitaran tenaga gas 368 MW yang terletak kira-kira 265km dari Hyderabad, India.

Bahagian Minyak & Gas yang beroperasi menambah nilai pemulihan minyak di Zhuangxi Buried Hill Oilfield, China telah menghasilkan kira-kira 142,000 tan minyak wellhead pada 2003. Kawasan ini telah membayar kembali semula pelaburan awal dan kini mula mendapat keuntungan. Bahagian ini terus mengawasi perkembangan Projek Muturi Production Sharing Contract ("PSC") dan Tangguh Liquefied Natural Gas ("LNG") di Indonesia, dengan hak kekalnya untuk aliran tunai jangka panjang di masa depan dari Muturi PSC. Projek Tangguh LNG dijangka akan bermula operasinya pada 2007 dan perancangan bagi penjualan LNG sehingga kini telah dibuat dengan Fujian di China, Korea Selatan dan Mexico.

EGenting, Bahagian E-Perdagangan & Pembangunan IT Kumpulan terus meningkatkan kecekapan kendalian Kumpulan melalui perlaksanaan pelbagai sistem aplikasi dan perisian. Dalam 2003, Bahagian ini telah selesai dan berjaya melancarkan Genting Hospitality Management Systems ("GhpMS") di Theme Park Hotel. GhpMS ini akan dilaksanakan dengan progresif di semua hotel-hotel di Resort .

Di antara sistem-sistem aplikasi penambah nilai yang dilaksanakan untuk mempertingkatkan lagi keupayaan perkhidmatan pelanggan Kumpulan ialah sistem Avaya Interactive Centre yang terbaru untuk mengendalikan jumlah panggilan yang banyak ke WorldReservations Centre. Juga dilaksanakan ialah "Digital Boardroom" yang membolehkan akses terus kepada dokumen kerja untuk para pengarah dan pihak pengurusan kanan, solusi komputasi rangkaian berasaskan server Citrix, Multi Akses Pembahagian Kod untuk mempertingkatkan telekomunikasi untuk operasi Bahagian Perladangan di seluruh negara dan Sistem Pengurusan Enterprise IBM Tivoli.

the Code-Division Multiple Access to improve telecommunications for the Plantation division's operations throughout the country and the IBM Tivoli Enterprise Management System.

Employees continue to play an integral role in the growth and success of the Group. On 12 April 2004, the Leisure & Hospitality Division via Resorts World Bhd signed the 8th Collective Agreement with its employees' union. The Collective Agreement enables the Division to maintain continuous industrial harmony between its management and employees which will ensure further stability and growth for the Group.

CORPORATE DEVELOPMENTS

In December 2003, the Group via Prime Venture (Labuan) Limited successfully raised US$300 million through a 5-year Exchangeable Notes issue to international investors. The Notes are exchangeable into existing ordinary shares of RM0.50 each in Resorts World Bhd ("RWB") that are held by the Company, at an exchange price of RM13.335 per RWB share, a premium of 27% over the prevailing share price then.

The Group via RWB participated in a rights issue by SCL of 7 new shares for every existing 100 shares. The rights issue raised about US$100 million for SCL and was completed in December 2003, following which the shareholding of RWB in SCL increased marginally from 35% to 36%.

Genting Sanyen Power Sdn Bhd ("GSP") became an indirect subsidiary of the Company in March 2003 upon the completion of the acquisition from Tenaga Nasional Berhad of an additional 20% equity stake in GSP. The Division's proposed acquisition of TNB's 40% stake in Sepang Power Sdn Bhd for RM65.7 million is still pending.

The Group, via Genting International PLC completed the acquisition of a 30% equity stake in Pacific Lottery Corporation ("Pacific Lottery") in April 2003. Pacific Lottery, which is incorporated in Canada and listed on TSX Venture Exchange, has plans to implement a modern online lottery programme in Ho Chi Minh City, Vietnam.

PROSPECTS

With the improvement in the regional economies and as our country continues to enjoy peace, prosperity, political stability and higher economic growth, we can expect 2004 to be a better year for the Genting Group.

Kakitangan terus memainkan peranan yang penting dalam menentukan pertumbuhan dan kejayaan Kumpulan. Pada 12 April 2004, Bahagian Peranginan dan Keraian melalui Resorts World Bhd telah menandatangani Perjanjian Kolektif yang ke 8 dengan kesatuan pekerjanya. Perjanjian Kolektif ini membolehkan Kumpulan mengekalkan keharmonian industri yang berterusan di antara pihak pengurusan dan para kakitangan, dan ini akan membawa lebih kestabilan dan pertumbuhan untuk Kumpulan.

PEMBANGUNAN KORPORAT

Pada Disember 2003, Kumpulan melalui Prime Venture (Labuan) Limited telah berjaya menghasilkan sebanyak US$300 juta melalui Nota Pertukaran 5 tahun yang dikeluarkan kepada pelabur antarabangsa. Nota tersebut boleh ditukarkan kepada saham biasa Resorts World Bhd ("RWB") yang sedia-ada berharga RM0.50 sen sesaham yang dipegang oleh Syarikat, pada harga tukaran RM13.335 sen bagi setiap saham RWB, iaitu 27% premium kepada harga saham pada masa itu.

Kumpulan melalui RWB mengambil bahagian di dalam saham terbitan SCL untuk 7 saham baru bagi setiap 100 saham sedia ada. Terbitan saham ini menghasilkan US$100 juta untuk SCL dan diselesaikan pada bulan Disember 2003 berikutannya, pula pegangan saham RWB di dalam SCL meningkat sedikit dari 35% ke 36%.

Genting Sanyen Power Sdn Bhd ("GSP") menjadi subsidiari tidak langsung Kumpulan dalam Mac 2003 sebaik sahaja selesainya pemerolehan dari Tenaga Nasional Berhad untuk tambahan 20% pegangan ekuiti di GSP. Bahagian ini yang bercadang untuk memperolehi 40% pegangan untuk Sepang Power Sdn Bhd dari TNB bagi RM65.7 juta masih tertangguh siapnya.

Kumpulan, melalui Genting International PLC selesai memperolehi 30% pegangan saham di Pacific Lottery Corporation ("Pacific Lottery") pada April 2003. Pacific Lottery, yang diperbadankan di Kanada dan disenaraikan di TSX Venture Exchange, mempunyai rancangan untuk melancarkan program online loteri moden di Bandaraya Ho Chi Minh, Vietnam.

PROSPEK

Dengan bertambah baiknya keadaan ekonomi serantau dan seiringan dengan keamanan, kemakmuran, kestabilan politik dan pertumbuhan ekonomi yang dinikmati oleh negara kita, kami menjangka 2004 akan menjadi tahun yang lebih cemerlang untuk Kumpulan Genting.

Kita akan sentiasa mencari dan menilai peluang-peluang pelaburan yang akan terus memaju dan membangunkan perniagaan kita. Sekiranya tiada dugaan rintangan, masa depan Kumpulan akan terus cerah kerana kita mempunyai kekukuhan asas, pengurusan perniagaan yang berhati-hati, ketelusan korporat yang tinggi dan strategi yang terfokus.

We will constantly search and evaluate investment opportunities that will further develop and build our businesses. Barring any unforeseen events, the future of the Group will continue to be bright due to our strong fundamentals, prudent business management, high corporate transparency and focused strategies.

APPRECIATION

On 31 December 2003, the Group witnessed the retirement of our Founder, Tan Sri Lim Goh Tong as Chairman of the Genting Group. Tan Sri Lim is an outstanding entrepreneur whose ingenuity, wisdom, perseverance and courage in meeting challenges have enabled him to rise from humble beginnings to achieve great success. He is the driving force behind the development of Genting Highlands from a jungle in the wilderness into a world-class resort. Tan Sri Lim, who founded the Genting Group 38 years ago, has seen the Group growing from strength to strength to become one of the best managed and leading companies in Malaysia and in Asia.

We, the directors, management and staff of the Genting Group are truly grateful and thank Tan Sri Lim Goh Tong for his invaluable contributions and the fond indelible memories of his stewardship. We also wish him good health and happy retirement.

In recognition of his invaluable contributions, the Board has proposed to appoint Tan Sri Lim Goh Tong as "Honorary Life Chairman" of Genting Berhad. For this purpose, the Board would be taking the necessary steps to seek the shareholders' approval to amend the Articles of Association of the Company to provide for such an honorary post at the forthcoming Annual General Meeting.

As the appointed new Chairman, I am honoured for the leadership confidence that the Board has placed in me. I pledge to continue to build on the strong foundations that Tan Sri Lim Goh Tong has laid and to steer the Group to brighter horizons ahead.

I would like to thank our shareholders, customers, business associates and the relevant authorities for their continued confidence and support for the Group. I would also like to thank the management and employees for their hard work and loyalty to the Group. May we continue to excel in our performance and achieve greater success for the Group.

TAN SRI LIM KOK THAY
Chairman
5 May 2004

PENGHARGAAN

Pada 31 Disember 2003, Kumpulan telah menyaksikan persaraan Pengasas kita, Tan Sri Lim Goh Tong sebagai Pengerusi Kumpulan Genting. Tan Sri Lim adalah seorang pengusaha ulung dengan kepandaian, kebijaksanaan, ketabahan dan keberanian di dalam menghadapi cabaran-cabaran yang membolehkan beliau meningkat dari permulaan yang rendah sehingga mencapai kejayaan yang amat besar. Beliau adalah daya penggerak di belakang pembangunan Genting Highlands, mengembangnya dari sebuah hutan liar kepada sebuah resort bertahap dunia. Tan Sri Lim, yang mengasaskan Kumpulan Genting 38 tahun dahulu, telah menyaksikan Kumpulan ini berkembang maju sehingga menjadi salah satu daripada syarikat yang paling baik pengurusannya dan yang terunggul di Asia.

Kami, para Pengarah, pengurusan dan kakitangan Kumpulan Genting sangat terhutang budi dan berterima kasih kepada Tan Sri Lim Goh Tong atas segala sumbangan yang sangat tinggi nilainya kepada Kumpulan dan segala kenangan manis yang tidak dapat dilupai semasa pengurusannya. Kami juga ingin mengucapkan kepada beliau sihat-sihat belaka serta selamat bersara kepada beliau.

Sebagai menghargai sumbangan beliau yang sangat tinggi nilainya, pihak Lembaga telah mencadangkan untuk melantik Tan Sri Lim Goh Tong sebagai "Pengerusi Kehormat Seumur Hidup" untuk Genting Berhad. Bagi tujuan ini, pihak Lembaga akan mengambil langkah yang sepatutnya untuk mendapatkan kelulusan para pemegang saham untuk meminda Artikel Kesatuan Syarikat bagi membolehkan jawatan yang terhormat ini di Mesyuarat Agung Tahunan yang akan datang.

Sebagai Pengerusi yang baru dilantik, saya bersyukur dengan penghormatan tinggi ini dan ke atas keyakinan kepimpinan yang diberikan oleh pihak Lembaga Pengarah pada diri saya. Saya berikrar untuk terus membina di atas asas kukuh yang telah dibina oleh Tan Sri Lim Goh Tong dan mengemudi Kumpulan terus ke arah kecemerlangan masa depan.

Saya juga ingin menyampaikan terima kasih kepada para pemegang saham, para pelanggan, rakan perniagaan dan pihak berkuasa di atas keyakinan berterusan dan sokongan mereka kepada Kumpulan. Saya juga ingin menujukan penghargaan kepada pihak pengurusan dan seluruh kakitangan syarikat untuk dedikasi kerja dan kesetiaan kepada Kumpulan. Semoga kita akan terus berusaha bercemerlang dalam prestasi kita dan mencapai lebih kejayaan untuk Kumpulan.

TAN SRI LIM KOK THAY
Pengerusi
5 Mei 2004

主席文告

我首次以雲頂集團（本集團）主席的身份，欣然代表董事部呈獻截至2003年12月31日止本集團的常年報告及已審核的財政報告。

業績檢討

在2003年，本集團的營運收入增加20%至四十二億三千七百一十萬零吉。此項增加主要是由于電力、種植、造紙及石油天然氣組作出較高的貢獻。本集團在2003年取得的十五億六千二百卅萬零吉稅前盈利，與前一年的十五億五千九百五十萬零吉稅前盈利是不相上下的。

本集團之從種植組取得較高的盈利貢獻，歸諸于較高的棕油產品價格和鮮果串生產，以及來自新收購的油棕園坵的盈利貢獻。本集團也從造紙組及石油天然氣組取得較高的盈利貢獻，這主要是由于取得較高的營業額。本集團也從產業組出售的地段賺取六千九百一十萬零吉的利潤。2003年來自電力組的盈利貢獻高達二億零三百五十萬零吉。

雖然如此，上述較高的盈利卻由于休閒及酒店組的較低盈利貢獻，以及須分擔本集團間接聯號公司麗星郵輪有限公司的虧損而被抵銷。它們都遭受急性呼吸管綜合症（沙斯）疫情爆發及伊拉克戰爭的不利影響。在2003年上半年，沙斯疫情和伊拉克戰爭嚴重打擊了本區域及全球的休閒郵輪遊與渡假旅遊。

財政重點

截至12月31日年度	2003年 百萬零吉	2002年 百萬零吉	相差 %
營運收入	4,237.1	3,534.7	20
稅前盈利	1,562.3	1,559.5	0
稅後盈利	1,081.6	1,102.9	(2)
年度淨盈利	713.8	756.5	(6)
股東股權	7,044.8	6,426.2	10
全部動用資產	14,207.4	11,445.8	24
每股基本收益 [仙]*	101.34	107.41	(6)
每股沖淡收益 [仙]*	101.18	107.37	(6)
每股淨股息 [仙]	15.48	14.76	5
股息補足率 (倍)*	6.5	7.3	(11)
每股淨有形資產(零吉)	10.00	9.12	10
平均股東股權(在扣稅及少數股東利益後)的回酬[%]	10.60	12.42	(15)

** 根據扣稅及少數股東利益後的盈利計算。*

股息

本董事部繼續在股息的分發和本集團未來業務成長的撥款之間維持合理的平衡。每股享有7仙，但須扣28%稅，而高達三千五百五十萬零吉的中期股息，已于2003年10月31日付出。本董事部建議終期股息從前一年的每股13.5仙，增至14.5仙，但須扣28%所得稅。

稅前盈利


百萬零吉
2,000
1,500
1,000
500
0
(500)
1,521.4
(322.7)
1,034.6
1,559.5
1,562.3
1999
2001
2002
2003

全部動用資產


百萬零吉
15,000
12,000
9,000
6,000
3,000
0
9,440.2
9,307.2
10,230.0
11,445.8
14,207.4
1999
2000
2001
2002
2003

每股基本收益 /(虧損)


仙
200
150
100
50
0
(50)
156.40
(34.96)
64.20
107.41
101.34
1999
2000
2001
2002
2003

每股淨有形資產


零吉
12
10
8
6
4
2
0
8.26
7.68
8.18
9.12
10.00
1999
2000
2001
2002
2003

建議中的終期股息將高達七千三百五十萬零吉，它須獲得行將來臨的第36屆常年股東大會的批准。本年度每股的股息總額，將從前一年的20.5仙增至21.5仙。

業務發展

雖然在2003年由于不幸爆發沙斯疫情和伊拉克戰爭而使本區域的經濟遭受打擊，本集團仍維持專注于其現有各業務組的發展和成長。

經營大馬首屈一指渡假勝地，亦即雲頂高原勝地（本勝地）的休閒酒店組，以及阿娃那連鎖酒店勝地，都面對一個非常挑戰性的年頭，特別是在2003年上半年。

雖然如此，該組成功推行創新的市銷策略，及引進新穎獨特的娛樂表演，助使2003年前來勝地的訪客人數得以維持。在克服上述挑戰上，它証明了它的彈力。

以雲頂娛樂城之名享譽的本勝地，推出獨特和高度受讚揚的娛樂表演，如Lady Salsa，一種具外國情調的非洲－加叻比海舞蹈音樂，以及Sinbad 1001之夜的魔術表演和 Fantastica! - 這是大馬史上第一個新時代馬戲團。本勝地也是著名的"皇朝舞蹈"的演出地點。為共同努力促進2004年度馬中友誼年，此項演出已于2004年1月間舉行。因此，前來雲頂娛樂城的訪客人次，從前一年15.4百萬人次，增至2003年的15.6百萬人次。

在本檢討年度，休閒及酒店組繼續進行第一綜合中心的第二期發展。包括塔樓2在內的第二期發展，將為本勝地增建另外2,900間新客房。塔樓2的9層泊車場已于2002年建竣，目前工程還在進行中，以在2006年之前完成塔樓2。首一千間客房訂于2004年年杪之前建竣，次一千間客房訂于2005年年杪之前，而餘下的客房則訂于2006年年杪之前完成。隨著塔樓2建竣之後，第一大酒店將擁有大約6,200間客房，而它將成為世上最大的酒店。

為應付客戶的需求，本組將繼續作投資，不斷提升其勝地設備。在本檢討年度，本勝地進行了裝修及提升酒店客房的工程。在雲頂酒店，有兩層酒店樓已被改裝為豪華套房。這些命名為"名流雅士俱樂部"的新改裝套房，將為名流貴賓提供豪華設備及私人管家服務。目前在雲頂酒店設有的眾多娛樂及飲食場所，將增設三個新的娛樂場所，以進一步提供年青和精力充沛人士之需，它們是：最新潮的士哥"Cloud 9"；為體育發燒友而設的"Sportsbook"；及以非洲為主題的"Safari Fun Pub"。

本勝地的一條二車道新道路，已開始在2003年興建。此條介于山頂與清水岩寺廟之間，而訂于2005年完竣的新道路，將應付本勝地預料中的交通流量的增加。

為與現代科技並駕其驅，本組將逐步在其勝地的套房、俱樂部聚會室、酒店大廳、雲頂國際會議中心、及特選的飲食場所裝置設備，以提供高速頻道的互聯網服務。此舉將確保本勝地的賓客能在工作及娛樂時享有高速的環球性互聯網聯線服務。

雲頂娛樂城繼續因提供好素質的景點而獲得高度表揚。2003年，本勝地在2003－2004年度亞洲休閒酒店業白金獎頒獎禮上贏取"大馬最豪華家庭勝地/主題公園"卓越獎；而第一大酒店則獲得"最佳新酒店"卓越獎。第一綜合中心也于2003年度大馬旅遊業獎頒獎禮上被選為"最受支持的購物中心"。

浮羅交怡的阿娃那波都馬萊于2003年8月完成其提升工程。此項增建另外四十二間新客房的提升，包括豪華套房、一個無圓柱的大宴廳和會議設備、一個游泳池、一個美化泊車場、一個大型泊車廊、和一個新接待區兼大廳。這項提升將使地中海式的勝地成為浮羅交怡一個最令人嚮往的渡假目的地。

作為世界第三大郵輪公司及亞太區首屈一指郵輪業者的麗星郵輪，在處理意料之外的挑戰，俾提供全天候的最佳航遊行程上，繼續証明了它具有的能力。

雖然在2003年上半年發生的沙斯疫情和伊拉克戰爭對郵輪及旅遊業產生巨大的影響，麗星郵輪卻能暫時將其二艘超級郵輪，即超級獅子星號和超級處女星號，分別從香港及新加坡調遣至澳洲。此項短期的調派受到澳洲市場的熱烈歡迎。超級獅子星號是進入悉尼港口和航行過港口橋底的最大郵輪。後于2003年中期，隨著情況逐漸恢復正常，這兩艘船就回返它們本國的港口，分別繼續它們的行程。麗星郵輪于2003年10月在其郵輪上大事慶祝其十週年的偉大郵輪遊。

2004年1月間，當造船廠不幸發生意外延遲“美國之光號”新郵輪的完成，麗星郵輪再度展現其應付突變的能力。聯同其獨資子公司挪威郵輪公司（NCL），麗星郵輪克服困難將其郵輪，即挪威天星號（Norwegian Sky）和超級獅子星號重新部署。重新命名為阿羅哈之光號（Pride of Aloha）的挪威天星號，將重新更換旗幟在美國註冊，以取代美國之光號，而它將于2004年7月開始作夏威夷島嶼之間的航遊。現在重新命名為挪威精神號（Norwegian Spirit）的超級獅子星號，已從香港被調派，以取代挪威天星號在阿拉斯加的行程。

麗星郵輪和挪威郵輪船隊的更新計劃已在進行中，而它將繼續在2004年及以後進行下去。由于挪威郵輪的新建船隻正在陸續被引進至北美市場，此項策略是調派中型容量的挪威郵輪船隻，以取代亞洲高增長市場的較舊麗星郵輪船隻。為落實此項目標，超級魔羯星號和超級山羊星號已被出售。

本集團的忠誠計劃下的“世界卡”已于2004年初招收一百萬名以上的會員。2004年1月，本集團已和麗星郵輪簽署協議，通過利用本集團和麗星郵輪在大馬、新加坡、香港、泰國、中國、印度及澳洲的資源，共同致力發展世界卡的品牌與忠誠計劃。現在世界卡會員可在大馬、新加坡及香港的一百廿名以上商家經營的一千三百間行銷處，享有各種不同的世界卡產品及獲得認同。

在本年度，本種植組在沙巴和砂嶗越進行了一系列的收購行動，因而使其地庫從2002年的五萬七千一百一十三公頃增至2003年的六萬三千二百二十九公頃。本組將進一步擴展其地庫，在沙巴收購另外六千七百五十三公頃的油棕園和一家每小時能生產六十噸棕油的初搾油廠。預料此項收購將于2004年第二季完成。本組將繼續尋找更多土地收購机會以推行其增長策略。

為配合客戶的需求和能力，本產業組計劃在2004年推展多項住宅產業，以進一步發展柔佛州亞地英達布拉的計劃。

本造紙及包裝組繼續著重環保意識。本組收購和再造廢紙，以制成具國際水平的工業褐色級紙，然後將它改制成高品質的包裝紙箱。其以安全及環境友善的方式焚燒加工紙廢料的“廢料變成能量”工廠，是以日本“新能源及工業科技發展機構”發給本組的補助金建成的。該工廠已于2003年4月正式開始商業運作。

本電力組擴展了其與電力有關的投資。2003年5月，它成功收購Lanco Kondapalli Power Plant 30%的股權，以及經營和維修Lanco Kondapalli的Eastern Generation Services（印度）私人有限公司的74%股權。Lanco Kondapalli是一家具368兆瓦天然氣聯合循環發電的電力廠，位于距印度Hyderabad大約二百六十五公里。

本石油及天然氣組在中國莊西古潛山油田（Zhuangxi Buried Hill Oilfield）的開採石油業務，在2003年生產大約142,000噸井口產油。該油田已付還其初期投資，現在已有利可圖。鑒于該組保有來自Muturi生產分享合約長期現金流動的權利，它繼續監督在印尼的Muturi生產分享合約及Tangguh液化天然氣項目。Tangguh液化天然氣項目訂于2007年開始運作，而至今已與中國福建、南韓及墨西哥作液化天然氣銷售的安排。

本集團電子商業及資訊科技發展組，即E雲頂，通過推行許多不同的應用系統及軟件，繼續提升本集團的運作效率。在2003年，該組完成並成功在麗園酒店推行雲頂酒店產業管理系統。該管理系統將逐步在本勝地各酒店推行。

已推行的許多增值應用系統，以進一步提升本集團的客戶服務能力，包括最新的Avaya Interactive Centre系統，以處理預訂中心的高電話量、及董事和高層管理人員能取得線上文件的數碼董事會議室、Citrix的電腦解讀網絡、提升全國各地種植組運作電訊系統的Code-Division Multiple Access、以及IBM Tivoli企業管理系統。

員工在本集團的成長和成就上繼續扮演主要的角色。在2004年4月12日，通過名勝世界有限公司，本休閒酒店組與其僱員工會簽署了第八屆集體合約。此項集體合約使本集團能繼續維持勞資雙方之間的工業和諧，以確保本集團能進一步取得穩健的成長。

企業發展

2003年12月，本集團通過Prime Venture（納閩）有限公司，成功以發給國際投資者5年可轉換票據的方式，籌得3億美元。該票據可轉換為本公司持有的每一普通股0.50零吉的名勝世界有限公司股，轉換價格為每一名勝世界股值13.335零吉，與當時的市價比較，其溢價是27%。

本集團通過名勝世界有限公司參與認購麗星郵輪的附加股，即每一現有100股可購買7新麗星郵輪的附加股。該附加股為麗星郵輪籌獲大約一億美元，已在2003年12月完成認購。隨著此項認購，名勝世界有限公司在麗星郵輪的股權，從35%稍微增至36%。

在完成向國家能源有限公司收購其在雲頂杉源電力公司的另外20%股權後，雲頂杉源電力公司已于2003年3月成為本公司的間接子公司。該組以六千五百七十萬零吉向國家能源有限公司收購其在雪邦電力私人有限公司40%股權的建議，仍未落實。

本集團通過雲頂國際私人有限公司，已于2003年4月完成收購"Pacific Lottery"30%的股權。這家在加拿大設立，並在TSX Venture交易所掛牌的公司，計劃在越南的胡志明市推行一項線上彩票計劃。

前景

隨著區域經濟的提升，加上我國繼續享有和平、繁榮、政治穩定和高度經濟增長，我們預料2004年對雲頂集團來說，將是更好的一年。

我們將不斷尋求及評估能進一步擴展我們的業務的投資機會。由于我們具有強勁的基本因素、謹慎的業務管理、高度的企業透明化及集中的策略，除非發生不可預見的事件，本集團的未來是光明的。

致謝

2003年12月31日，本集團見證了我們的創辦人雲頂集團主席丹斯里林梧桐的退休。丹斯里林是一位傑出的企業家，他面對挑戰所表現的機智、智慧、堅忍不拔和勇氣，令他從微寒的出身崛起而獲致巨大的成就。他是把雲頂高原自一片荒野森林發展成一個世界級勝地的驅使力量。在卅八年前創立雲頂集團的丹斯里林已見證本集團持續不斷的成長，并成為大馬和亞洲一家最佳管理和首屈一指的公司。

我們全體董事、管理層人員和員工，要對丹斯里林的寶貴貢獻和他領導下的不可磨滅回憶，致以衷心的感激和謝意。我們也要祝他身體健康，安享退休生活。

為表揚他的寶貴貢獻，本董事部建議委任丹斯里林梧桐為雲頂有限公司的“終身榮譽主席”。為此目的，本董事部將採取所需步驟，在來屆常年股東大會尋求股東的批准，以修改公司章程，設立此榮譽職位。

身為新委任主席，我對本董事部對我的領導深具信心很感榮幸。我矢言繼續從丹斯里林梧桐所打下的基礎發揚光大，並帶領本集團邁向更光明的前程。

我要感謝我們的股東、客戶、商業同仁和有關當局持續不斷地對本集團保持信心及給予支持。我也要感謝管理層和員工的辛勤努力，以及對本集團所表現的忠心耿耿。願我們繼續作出超卓的表現，為本集團取得更大的成就。

丹斯里林國泰
主席
二零零四年五月五日

A Tribute to Tan Sri Lim Goh Tong



We, the Board of Directors, management and staff would like to extend our appreciation and sincere thanks to our beloved and well-respected Tan Sri Lim Goh Tong, the Founder of the Genting Group for his invaluable contributions, wisdom and dedication that laid the solid foundation for the Group. You are an esteemed entrepreneur, outstanding and unique in your own class. Words cannot fully express the thanks and deep gratitude we have for you, Tan Sri.

We thank you, Tan Sri for the fond irreplaceable memories of your stewardship and we wish you happy retirement, good health and long life.

The Beginning of One Man's Dream...




雲頂
GENTING

"Against all odds, he converted his grand vision into a reality - a testament to the kind of courage, diligence and perseverance that distinguishes Tan Sri Lim as one of Malaysia's finest entrepreneurs" - YAB Dato' Seri Abdullah Ahmad Badawi, Prime Minister of Malaysia.





"His ingenuity, single-mindedness and dauntless courage in meeting challenges have enabled him to rise from humble beginnings to great heights of attainment." - YA Bhg Tun Dr Mahathir bin Mohamad - Fourth Prime Minister of Malaysia

The history of the Genting Group began in 1965, when its Founder Tan Sri Lim Goh Tong kick-started his dream project to develop a highlands resort. Through sheer perseverance, courage and dedication, he overcame all odds to transform Gunung Ulu Kali into Genting Highlands Resort, which has grown to become one of Asia's most popular tourist destinations.

"Once the goals have been clearly defined, with the greatest amount of determination and hard work, one can conclusively realise one's goals."

- Tan Sri Lim Goh Tong, Founder



Leads to Great Achievements

Over the years, the Genting Group has grown to become one of Asia's best managed and leading companies. The Genting Group proudly owns some of the world's premier brand names...

GENTING
CITY OF ENTERTAINMENT

FIRST WORLD
HOTEL & PLAZA

Awana
HOTELS & RESORTS

WorldCard

eGENTING
www.genting.com.my

NCL
NORWEGIAN CRUISE LINE
FREESTYLE CRUISING

STAR CRUISES
The Leading Cruise Line In Asia-Pacific

ASIATIC

ASIATIC
Indahpura
KULAI, JOHOR

Genting Sanyen Power Sdn Bhd

Genting Oil & Gas Ltd

Genting Sanyen Industrial Paper Sdn Bhd
Your Preferred Total Packaging Solutions Provider

and the Success Continues...



A historic moment, Tan Sri Lim Goh Tong handing over the baton of leadership to Tan Sri Lim Kok Thay.

review of operations

LEISURE & HOSPITALITY

GENTING HIGHLANDS RESORT

www.genting.com.my

The overall tourism and travel industries in Malaysia and within the region were adversely affected during the Severe Acute Respiratory Syndrome ("SARS") outbreak and the Iraq war in the first half of 2003. These challenges affected the performance of the Group's Leisure and Hospitality Division, which registered a lower profit before tax of RM1,131.0 million in 2003, compared to the previous year of RM1,195.5 million.

Nevertheless, the Division concentrated on improving visitor arrivals during this difficult period and expanded its facilities to offer the best in show and entertainment attractions at Genting Highlands Resort ("Resort"). Numerous marketing initiatives such as innovative value-for-money packages were undertaken to improve visitor arrivals during the year under review. As a result, the visitor traffic to the Resort grew to 15.6 million in 2003 compared to 15.4 million in 2002.

The Resort, popularly known as Genting - City of Entertainment is an ideal getaway for leisure, business and fun seekers. Located on a cool and refreshing hilltop, the Resort stands as one of the best leisure and entertainment destinations in Asia.

The Resort has consistently been recognised for its excellent products and services every year. During the year under review, the Division was honoured with three Awards of Excellence namely, for Malaysia's ***Best Deluxe Family Resort/Theme Park, Outstanding Achievements in Hotel/Resort Development*** and the ***Best New Hotel*** for First World Hotel at the prestigious Hospitality Asia Platinum Awards 2003-2004. First World Plaza, the highest shopping paradise in Malaysia was also acknowledged as the ***Most Supportive Shopping Complex*** by Malaysia Tourism Awards 2003.



Snow World, the largest indoor snow house attraction in Malaysia.



Gaily decorated Universal Walk at Times Square, First World Plaza.


DOCKERS
U2

Enjoy fun-filled activities at First World Plaza.



A spectacular night view of the brightly lit First World Hotel.




DIRECT FROM CUBA
LADY SALSA

Lady Salsa, a dynamic and stunning dance musical!

In September 2003, both Resort Hotel and Theme Park Hotel obtained the SIRIM ISO 9001: 2000 certification while Genting Hotel and Highlands Hotel obtained continued certification for quality management systems in December 2003.

The five hotels at the hilltop of the Resort comprising Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel offer over 6,100 hotel rooms in total. Due to the adverse effect of SARS, these hotels attained a lower overall average occupancy rate of 77% in 2003, compared to 79% in 2002. Over 1.7 million rooms were sold in 2003, similar to the previous year.

During the year, the Group continued with the development of Phase Two of the First World Complex. Phase One of the First World Complex, which comprises First World Hotel Tower 1 with about 3,300 rooms, First World Plaza and Genting International Convention Centre ("GICC"), was officially opened in 2002. Once fully completed, First World Hotel will have about 6,200 rooms and will be the largest hotel in the world.

In 2003, the Group continued to enhance the facilities and services at the Resort to serve the discerning needs of our valued guests. During the year under review, selected hotel rooms at the Resort Hotel were upgraded and stylishly refurbished. In the third quarter of 2003, the Group began extensive renovation works on Genting Hotel, to convert two of its hotel floors into luxury suite rooms to cater to the needs of the elite premium market.

The Group also began the construction works of a new two-lane road between the hilltop and Chin Swee Caves temple area of the Resort. This new road when completed will serve to ease traffic flow at the Resort and to cope with the additional traffic when Tower 2 of First World Complex is completed.

During the year under review, many local and internationally acclaimed concerts and events were held at the Resort's three key popular venues namely, Genting International Showroom, the Arena of Stars and the Pavilion. International entertainers who performed in 2003 included renowned artistes such as Sir Cliff Richard, Jim Brickman, Ronan Keating, Air Supply, Herman's Hermit, Bryan Hyland and Johnny Tillotson. Top Hong Kong and other Asian superstars such as Emil Chau, Chyi Chin, and Arab's Kadim Al performed to packed audience at the Resort.

Fantastica! Malaysia's first new age circus.


A MUST-SEE!
MALAYSIA'S FIRST NEW AGE CIRCUS
FANTASTICA!

The Resort offered many exciting show productions during the year, including the enchanting *"1001 Nights: Sinbad"* and the dynamic dance musical *"Lady Salsa"*. The latest in-house show production *"Fantastica! The New Age Circus"* features a unique fusion of gymnastics, acrobatics dance and music and artistes from various countries.

The Resort is also a preferred venue for third parties to host their shows, such as the Anugerah Era 2003, 3rd Golden Melody Award, Miss Malaysia Chinese International Pageant 2003, Astro Kids Talent Quest 2003 and Russian Ballet. Sporting events such as the 18th National Wushu Championship, the 11th Malaysian Lion Dance Championship and the World Junior Table Tennis Competition were also held at the Resort.

The Resort offers great entertainment for the whole family with over 50 exciting rides and over 500 video games simulators at the Genting Indoor and Outdoor Theme Parks and at the lively First World Plaza, which offers a variety of vibrant entertainment, shopping and dining experiences, ideal for the leisure seekers. First World Plaza celebrated its 1st Anniversary with the theme *"A Celebration of Many Firsts"* on 13 July 2003 and the official opening of *Snow World*, the largest indoor snow house attraction in Malaysia.



Ronan Keating

Sir Cliff Richard


Awana Kijal, Terengganu.


Awana Porto Malai, Langkawi.


Awana Genting Highlands.

AWANA HOTELS & RESORTS
www.awana.com.my

The Awana brand represents three unique resort hotels, namely Awana Genting Highlands Golf & Country Resort ("Awana Genting"), Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal") and Awana Porto Malai, Langkawi ("Awana Porto Malai").

Awana Genting, located at mid-hill level of the Resort is a perfect holiday get-away. The resort hotel offers a world class 18-hole championship golf course amidst the cool and scenic surrounds of the highlands. Awana Genting is an excellent choice for business conventions, teambuilding exercises and eco-tourism activities. During the year under review, Awana Genting organised many corporate teambuilding programmes, including outdoor activities and exciting eco-sports events such as the popular Awana Tri-Terrain Run.

Awana Kijal is a popular 5-star beach resort in the state of Terengganu. The tropical beach resort has a 7.6-kilometre pristine sandy beach which is the longest in the east coast of Peninsular Malaysia. Awana Kijal offers a challenging 18-hole championship golf course with panoramic views of the South China Sea and also offers a comprehensive array of banquet, recreational and conventional facilities, numerous water sports activities and a traditional Javanese-inspired spa, the Taman Sari Royal Heritage Spa Awana Kijal.

Awana Porto Malai is a seafront resort with an enchanting boardwalk that offers a panoramic view of surrounding islands in Langkawi, Kedah. During the year under review, the Mediterranean-inspired resort renovated and upgraded its resort facilities to cater to larger international and local events as well as promote the charming hotel as one of the most exciting leading holiday resorts in Langkawi. The Awana Porto Malai now offers another 42 new hotel rooms including a luxurious penthouse unit and 3 junior suites, a newly constructed column-free grand ballroom, 8 meeting rooms, a multi-purpose hall, a swimming pool, a beautifully landscaped car park with additional car park bays, the grand porte cochere and a new reception area cum waiting lounge.

AWANA VACATION RESORTS
www.awanavacation.com

The timeshare business of the Group is operated by Awana Vacation Resorts Development Berhad ("AVRD"). The Awana Vacation Resorts has 4,739 timeshare members as at 31 December 2003. The timeshare members have the choice to stay at the many hotels at the Resort and the Awana hotel resorts as well with the affiliated Resorts Condominium International (RCI) which have access to over 3,800 affiliated resorts in over 80 countries.

Under the "Gold Ownership" plan, AVRD has a total of 34 units of apartments at Awana Kijal and 66 units of condominiums at Awana Genting while the "Silver Ownership" plan, launched in July 2001, has 10 units at the Ria Apartments giving a total of 110 timeshare accommodation units. Another 20 units at the Ria Apartments were added in the last quarter of 2003 for the "Gold Ownership" plan. The "Gold Ownership" plan provides accommodation for up to 6 people while the "Silver Ownership" plan provides accommodation for up to 4 people.

AVRD members are also allowed to stay at the numerous hotels at the Resort and the Awana Hotels & Resorts, subject to booking conditions, and also with the affiliated Resorts Condominium International (RCI) that provides the timeshare members access to over 3,800 affiliated resorts in over 80 countries. AVRD has six sales centres at First World Hotel, Genting Hotel, Awana Genting, Kuala Lumpur, Penang and Johor Bahru.

STAR CRUISES LIMITED
www.starcruises.com
www.ncl.com
www.orientlines.com

Star Cruises Limited ("SCL"), an indirect associate of the Group, is the third largest cruise line in the world and the leading cruise line in Asia-Pacific, with a current fleet of 17 ships and over 22,000 lower berths. SCL operates under four internationally known brands, namely Star Cruises, Norwegian Cruise Line ("NCL"), Orient Lines and Cruise Ferries and calls at over 200 destinations and islands in Asia-Pacific, Caribbean, Alaska, Bermuda, Antarctica, Hawaii, North and South America, Europe, Australia and the Mediterranean.


Awana
The new porte cochere of Awana Porto Malai, Langkawi.



SuperStar Leo (renamed Norwegian Spirit) sails pass the Sydney Opera House, Australia.

During the year under review, SCL undertook a rights issue of 7 new shares for every existing 100 shares. The rights issue raised about US$100 million and was completed on 11 December 2003. SCL also issued US$180 million of convertible bonds due in 2008 and this was completed on 20 October 2003. These funds raised will be used for the acquisition or construction of vessels, as general working capital and/or to reduce SCL's outstanding bank loans.

In April 2003, SuperStar Leo and SuperStar Virgo were redeployed to Sydney and Perth, Australia where they offered cruises along the western, southern and eastern seaboards of Australia as well as the South Pacific islands of Fiji, Vanuatu and New Caledonia. This move was made due to the difficult operating conditions in the wake of the SARS outbreak in Asia. This brief three-month stint in Australia was well received by the Australian market with SuperStar Leo being the largest cruise ship to have ever entered Sydney Harbour and sailed under the Harbour Bridge. The ships were subsequently redeployed back to Hong Kong and Singapore respectively when the SARS outbreak was declared over. This Australian stint paved the way for similar redeployments in the future as part of SCL's efforts to develop new markets and itineraries.

In compliance with the newly adopted International Ship and Port Facility Security Code or ISPS code, SCL became the first cruise company in the world to be issued an International Ship Security certificate for one of its ships, SuperStar Aries.

In October 2003, SCL celebrated its 10th Anniversary with the theme "Celebrating the Stars". A multitude of celebrations were held onboard its ships to highlight a decade of great cruising.

Intensified marketing efforts in China and operations out of Hong Kong have seen the meeting and incentives market grow with large convention groups cruising on SuperStar Leo and SuperStar Virgo. There were special cruise itineraries from Hong Kong to Shanghai on SuperStar Leo as well as a maiden call to the port of Ningbo in 2003.

Fleet rejuvenation plans for Star Cruises and NCL fleets are underway and will continue in 2004 and beyond. This strategy would see the redeployment of ships within the Group from time to time to maximise growth and revenue opportunities in various markets. This would involve the transfer of medium capacity NCL ships to replace older Star Cruises vessels in high growth markets in Asia, as NCL's newbuilds are introduced into the North American market. Towards this, SuperStar Capricorn and SuperStar Aries have been sold.

NCL NORWEGIAN CRUISE LINE FREESTYLE CRUISING

STAR CRUISES The Leading Cruise Line In Asia-Pacific

NCL America FREESTYLE CRUISING



STAR CRUISES & ITS FLEET IN OPERATION (As at 31 May 2004)

Star Cruises	Norwegian Cruise Line	Orient Lines
SuperStar Virgo SuperStar Gemini Star Pisces MegaStar Aries MegaStar Taurus SuperStar Express *	Norwegian Dawn Norwegian Star Norwegian Sun Norwegian Wind Norwegian Dream Norwegian Sea Norwegian Majesty Norwegian Crown Norwegian Sky # Norwegian Spirit +	Marco Polo **Cruise Ferries** Wasa Queen

** Chartered out*
 # Norwegian Sky to be renamed "Pride of Aloha"
+ Formerly known as SuperStar Leo



Fresh fruit bunches.



Mechanised fertiliser application.



Double-storey terrace houses (Ruby 1) ASIATIC Indahpura, Johor.

PLANTATIONS

www.asiatic.com.my

The Group's Plantations Division is led by its 54.8%-owned subsidiary Asiatic Development Berhad. The Division recorded another year of sterling performance in 2003 with a 48% increase in revenue to RM380.0 million and a 61% increase in profit before tax to RM167.5 million.

The good performance is mainly attributable to higher crude palm oil ("CPO") prices that remained firm throughout the year. In 2003, the average selling price for CPO increased by 16% to RM1,568 per tonne while the average selling price for palm kernel ("PK") increased by 12% to RM748 per tonne.

The production of fresh fruit bunches ("FFB") surged to 864,603 tonnes in 2003, registering an increase of 22% over the previous year. The CPO production in 2003 increased by 27% to 195,322 tonnes while the PK production rose by 20% to 48,497 tonnes. The Division achieved a higher oil extraction rate of 20.7% in 2003 compared to 20.2% in 2002.

During the year, the Plantations Division increased its total titled land area to 63,229 hectares from 57,113 hectares in 2002 via a series of acquisitions in Sabah and Sarawak. Asiatic Agroview Estate was acquired for its high yielding potential and its strategic location which provides a bridging connection to the Jeroco Road for the Asiatic Tenegang Group of Estates. Another 850 hectares of vacant agricultural land in Pulau Jambongan, Sabah, were also acquired. In addition, the take-over of Kenyalang Borneo Sdn Bhd, which owns 5,059 hectares of jungle land in Sarawak were also completed during the year under review.

Serian Palm Oil Mill, the joint-venture oil mill between the Plantations Division and Sarawak Land Consolidated and Rehabilitation Authority processed 195,858 tonnes of FFB in 2003, an increase of 22% compared to the previous year.

PROPERTIES

www.asiatic.com.my

The property market ex-Klang Valley region was generally lacklustre due to the slower economic growth in the first half of 2003 but property demand improved after the government's economic stimulus packages were introduced in May 2003. The Properties Division posted a profit before tax of RM16.5 million (excluding RM69.1 million profit arising from disposal of land) in 2003 compared to RM37.6 million in 2002.

The Asiatic Indahpura project which is located in Johor continued to spearhead the Group's property development with sales of RM37.7 million in 2003. The sales were mainly from new launches of medium-low cost houses, double-storey terrace houses and shop offices. During the year under review, the Division introduced an innovative "Rental with an Option to Purchase" scheme for the four-storey shop offices of Asiatic Indahpura project. The scheme was well received with 45 commercial strata units rented out.

No new sales launch was undertaken in 2003 in Asiatic Permaipura, Kedah and in Asiatic Cheng Perdana, Melaka due to the weak market conditions.

The Permaipura Golf & Country Club is one of the leading and popular golf clubs in Kedah. The club registered improved performance in 2003 as a result of aggressive marketing programmes and continuous efforts to maintain and beautify the golf course.

During the year under review, about 27 hectares of estate land in various locations were compulsorily acquired for the Government's infrastructure and public projects.

The Kijal Beach Resort Apartments, conveniently located beside Awana Kijal Golf, Beach & Spa Resort in the east coast state of Terengganu, experienced an average rental occupancy of 72% in 2003. The 89 units of apartments offer scenic views of Awana Kijal's 18-hole championship golf course that overlooks the South China Sea.

PLANTATIONS STATISTICS FOR 2003

	Oil Palm		Durian & Others		Titled Area	
Area (Hectares)	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Mature	38,816	37,145	-	10	38,816	37,155
Immature	9,894	9,139	-	-	9,894	9,139
Total Planted Area	48,710	46,284	-	10	48,710	46,294
As a percentage (%)	100.0	100.0	-	0.0	100.0	100.0
Planting in progress / Unplanted Jungle Area	-	-	12,276	8,394	12,276	8,394
Labour Lines, Buildings & Infrastructure, etc	-	-	2,243	2,425	2,243	2,425
Total Area	48,710	46,284	14,519	10,829	63,229	57,113
Percentage Over Titled Area (%)	77.0	81.0	23.0	19.0	100.0	100.0
Production (mt)	864,603	707,863	-	-	-	-
Yield Per Mature Hectare (mt/kg)	22.5	20.9	-	-	-	-
Average Selling Price						
CPO (RM/mt)	1,568	1,352	-	-	-	-
Palm Kernel (RM/mt)	748	665	-	-	-	-



Central Box Plant, Kuala Langat.



Waste-to-Energy Plant, Kuala Langat.



368MW Lanco Kondapalli Power Plant, India.

PAPER & PACKAGING

www.gsanyen.com

The Paper & Packaging Division, the industrial and manufacturing arm of the Group, posted significantly higher earnings with profit before tax almost doubling to RM43.2 million in 2003 from RM22.0 million in 2002. This is mainly attributed to higher market prices for industrial brown grade paper and the improvement in paper demand.

The two paper mills are located in the Genting Sanyen Industrial Complex, which is strategically located just 10 minutes away from the Kuala Lumpur International Airport. The paper mills continued to achieve production of over 260,000 tonnes in 2003 and maintained a high average production efficiency of 97%. Turnover increased by 14% to RM350.0 million in 2003.

The Packaging Division operates two box plants. The Northern box plant in Prai, Penang, and the Central box plant located at the Genting Sanyen Industrial Complex continued to improve their respective market shares in 2003.

The Packaging Division successfully increased sales tonnage by 21% to 83,271 tonnes in 2003. The strategic partnership with OTOR France has provided value added packaging innovations to the Packaging division's customers. Such innovations have enabled Nestle, one of the Central box plant's major customers, to win the Malaysia Star Packaging Awards 2003, organised by Federation of Malaysian Manufacturers (FMM) Packaging Council of Malaysia, for its MILO® Inno-box design.

The Central box plant has also successfully established its seamless B2B integration with Sony Malaysia via RosettaNet, the global leader in e-business standards. The continuous striving for innovation and customer service has won the Central box plant awards for best performance and best supplier from Panasonic and Sony Malaysia respectively.

Official opening of the Waste-to-Energy Plant, Kuala Langat.


Ceremony of the

During the year, the Northern box plant was awarded the Best Quality Award 2003 by Sharp-Roxy Corporation. The Northern box plant has also achieved triple ISO accreditation for quality management systems in 2003 - the ISO 14001:1996 Environmental Management System certification, the ISO 9001:2000 Quality Management System certification by SGS United Kingdom Ltd and the OHSAS 18001 Occupational, Health & Safety Management System certification by SGS (M) Sdn Bhd. The Northern Box Plant is the first box plant in Malaysia to achieve triple accreditation.

Both the Central and Northern box plants were awarded the "Certificate of Green Partner" from Sony Corporation as their certified supplier under the Sony Green Partner Programme in the year under review.

The Paper and Packaging Division continues to be environmentally conscious. The Division collects and recycles waste paper into international standard industrial brown grade paper and then into high quality packaging boxes. The "Waste-to-Energy" plant, which was awarded to the Division by New Energy And Industrial Technology Development Organisation (NEDO) of Japan, began commercial operations in April 2003. The Waste-to-Energy plant is used to dispose paper sludge from paper production, and heat generated from this process is consumed within the industrial complex.

POWER

www.gsanyen.com

The Power Division contributed a profit before tax of RM203.5 million to the Group in 2003. During the year in review, the Group completed the acquisition of an additional 20% equity stake in Genting Sanyen Power Sdn Bhd ("GSP") from Tenaga Nasional Berhad ("TNB") on 24 March 2003. Following this acquisition, GSP became a subsidiary of the Group and the Group has a 58.6% effective interest in GSP.

GSP is an Independent Power Producer in Malaysia and operates the 720 MW Kuala Langat Power Plant. The gas-fired combined cycle power plant is conveniently located in the Genting Sanyen Industrial Complex, Selangor, which is near the Kuala Lumpur International Airport. The plant, in its eighth year of full commercial operation in 2003, continued to be highly ranked in TNB's merit order dispatch schedule.

The Division acquired a 30% equity stake in Lanco Kondapalli Power Plant ("Lanco Kondapalli") and a 74% stake in Eastern Generation Services (India) Private Ltd, the O&M company that operates and maintains Lanco Kondapalli in May 2003. Lanco Kondapalli is a gas fired combined cycle power plant with a capacity of 368MW and is located about 265km from Hyderabad, Andhra Pradesh, India. All electricity generated is contracted to APTRANSCO, the state electricity distributor, under a power purchase agreement.

OIL AND GAS

www.gentingoil.com

The Oil and Gas Division is managed by Genting Oil and Gas Limited. The Division recorded a profit before tax of RM28.8 million in 2003.

In **China**, Genting Oil and Gas (China) Limited continued with its oil production from Zhuangxi Buried Hill Oilfield, located in the Shandong Province. The oilfield performed well in 2003, producing 142,008 tonnes (equivalent to 974,160 barrels) of wellhead oil. The oil price was above expectations at an average of US$27.45 per barrel during the year under review.

About one third of the production came from the successful working over of two wells (ZG14 and ZG21), completed in the beginning of 2003. These wells utilised high-temperature electrical submersible pumps that were placed at nearly 3,800 metres depth. The Division has focused on reducing operating costs and implementing risk reduction techniques. The Division has now repaid its initial investment in China and was profitable in 2003.

In **Indonesia**, the Division continued to monitor the developments on the Muturi Production Sharing Contract ("PSC") in Papua and the proposed Tangguh Liquefied Natural Gas ("LNG") Project, in the light of its retained rights to long-term future cash flows from the Muturi PSC. This Deferred Consideration has not been recognised in the financial statements, as the amount cannot be quantified at this time.

On 25 April 2003, BP announced that a consortium headed by Kellogg, Brown and Root had won the bid for the engineering, procurement and construction of the Tangguh LNG facilities in order to start the gas production and liquefaction operations in 2007.

During the year, BP announced arrangements to supply gas from the Tangguh LNG Project to Mexico (3.7 million tonnes per year from 2007) and to South Korea (1.3 million tonnes per year). These amounts are in addition to the 2.7 million tonnes of LNG per year to be supplied to Fujian, China from 2007 that was announced in 2002. Therefore, a 2-train Tangguh LNG facility is expected to begin operation in 2007, with the gas to be supplied from the Vorwata Gas Field and the Muturi PSC.

In **Australia**, the Division disposed its entire shareholding interest in Coveyork Pty Limited to Santos Limited for a total cash consideration of US$300,000 on 18 July 2003.



A rod pump (nodding donkey) on well ZG10-11, Zhuangxi Buried Hill Oilfield, China.

E-COMMERCE AND IT DEVELOPMENT

The twin concepts of Business Process Outsourcing ("BPO") and Shared Services continue to gain acceptance worldwide. The Genting Group was among the earliest organisations to recognise this trend. This led to the creation of E-Genting Holdings Sdn Bhd ("eGENTING") back in 1999. Today, even as businesses worldwide start outsourcing initiatives, the Genting Group is already benefiting from concentrating, aggregating and consolidating the Group's resources on common IT processes in order to service multiple internal business units at lower cost and higher service levels. The Group has also started providing E-Commerce and IT Services to external parties, capitalising on its know-how and to further increase the efficiency of its operations.

eGENTING continued to play the role of a Shared Service Centre for the Group, freeing up its business divisions to focus on high value-added and core tasks. The Genting Hospitality Property Management System ("GhpMS") was completed and successfully rolled out at the Theme Park Hotel in August 2003. GhpMS will progressively be rolled out to the rest of the hotels at the Resort. It will eventually manage over 9,000 rooms to become one of the largest property management systems of its kind in the world.

The Group's website - www.genting.com.my - recorded 3.6 million unique visitors and 22.7 million page views in 2003. A successful one-year "Buy Online & Win" campaign was launched in February 2003 to drive online transactions. As a result, online sales increased significantly by 85% to surpass RM8 million in 2003, making it the highest-grossing hospitality website in Malaysia. The online channel continues to play an important role in servicing the customers conveniently and effectively while streamlining internal processes and reducing cost. A new application on the Web was introduced in 2003 to better serve travel agents by enabling transactions over the Internet. The room booking system on the Web was also enhanced to integrate with the GhpMS.

WorldCard, the Group's loyalty card programme continued to go from strength to strength. As at 31 December 2003, it had a membership base of 949,000. A month later, in January 2004, it surpassed one million members to become the largest regional loyalty programme in the hospitality industry in Malaysia.

In 2003, an extensive range of *WorldCard* products was launched in collaboration with selected *WorldCard* merchant partners such as Suntec City Mall, The Coffee Bean & Tea Leaf, Ah Yat Abalone Forum Restaurant, Poney Garments and SEC Electricare. *WorldCard* members are now able to enjoy cross-border recognition and benefits at over 120 merchants with 1,300 outlets in Malaysia, Singapore and Hong Kong. They range from leisure, dining and entertainment destinations to retail outlets, including international brands like BP, Haagen Dazs, StarBucks Coffee and Giordano.


Shopping Mall
Suntec
Privilege Card
WorldCard

The WorldReservations Centre ("WRC") continued to enhance its user-friendly interactive voice response system to further improve customer self-service. During the year under review, WRC extended its telemarketing services to Awana Vacation Resorts Development Berhad. The Customer Relationship Management System call flow system was also upgraded to the latest Avaya Interactive Centre system to handle the surge in call volume. The total number of calls received by the call center hit a record 1.2 million in 2003, representing a 26% increase over 2002.

WRC's outsourced business unit was established in 2002 to market call center services to the banking and financial sectors. WRC currently provides direct marketing services, both inbound and outbound for American Insurance Assurance and the American Home Assurance.

The Group embarked on a "Digital Boardroom" project under which the Board of Directors and executive management were able to gain access to meeting documents anytime and anywhere via secured Internet access. This has reduced the usage of paper documents and improved the speed of information flow. Executive Committee meetings are now conducted electronically, paving the way for paper-less meetings.

The Group also introduced Code-Division Multiple Access, a wireless telephony solution from Telekom Malaysia, to improve communications between Asiatic Development Berhad headquarters in Kuala Lumpur with plantation estates and palm oil mills located across the country.

During the year under review, Citrix, a server-based computing solution was also introduced to the Group to better manage corporate desktops, reduce bandwidth requirements for wide area network and enabled remote access to corporate applications.

In 2003, the SAP financial system was implemented at all of the Group's overseas operations to improve timeliness and reporting efficiency. There was also increased usage of the Siebel CRM system, enabling the Group to compete more effectively by automating manual processes, improving communications within operational teams and standardising key business processes in an effort to increase customer satisfaction.

HUMAN RESOURCES

The development of the human resources of the Group is instrumental for future performance. The Group has a strong workforce of 15,500 as at 31 December 2003. During the year, a total of 1,159 employees were honoured with Long Service Awards in recognition of their loyalty and dedicated services to the Group.

Throughout the year, the key business divisions of the Group held their regular management conferences to reinforce and to enhance the skills and competencies of the employees.

The Resorts World Group, which represents the Genting Group's Leisure & Hospitality division, held its "15th RWB Senior Managers' Conference" in September 2003. The conference was held at Awana Porto Malai, Langkawi with the theme "Managing Uncertainty In The Globalised Environment" to review on the needs and strategies to overcome these business challenges. About 300 employees from the Leisure & Hospitality division with their spouses and children participated in the Family Day at the Genting Highlands Resort with the theme on "Family Values: The Thrust Of Our Corporate Culture".

During the year under review, the employees from the Leisure & Hospitality Division participated in the National Productivity Corporation's National Quality Control Circles Convention and became first runner-up in the service sector. Resort Hotel and Theme Park Hotel both attained the ISO 9002 certification, which brings together a total of four hotels having attaining the ISO 9002 certification at the Resort. These awards affirmed the Group's commitment towards continuous quality improvement.

The Group's training and education arm, Genting Centre of Excellence Sdn Bhd ("GCE"), continues to provide technical skills and management development training programmes to train employees of the Group. In August 2003, Kolej Antarabangsa Genting ("KAG") which is owned and managed by GCE, held its inaugural convocation for eleven students from the first and second batch who received their diplomas in hotel management. KAG is academically supported by the world's oldest and foremost hospitality institute, Ecole Hoteliere de Lausanne in Switzerland.



The Asiatic Group, which represents the Genting Group's Plantations and Properties divisions, held their 23rd Management Conference with the theme "Effective Management: Self-Assessment, Work Discipline & Execution" at Genting Highlands Resort in August 2003. This was followed by the Assistant Managers' Conference in October 2003 at Kota Kinabalu, Sabah to review the existing operational processes and to improve on quality and productivity.

The Genting Sanyen Group which represents the Power, Paper & Packaging and Oil & Gas divisions of the Genting Group, held an Executive Conference on 16 August 2003 for more than 200 executives as part of its ongoing strategic organisational development efforts. The Genting Sanyen Group also used the Scorecard approach to align divisional strategies with departmental and individual Key Performance Indicators. In-house education tracks were also designed and held to implement this change initiative.

COMMUNITY SERVICES

The Group is a caring and responsible corporation and continued to support various sports associations, charitable bodies, non-governmental organisations and other worthy causes in Malaysia.

During the year under review, the Group supported some major sports events and associations such as *Le Tour de Langkawi 2003*, Football Association of Malaysia, Pahang Football Association, Malaysian Hockey Federation, SportExcel and Professional Golfers Associations of Malaysia.

Among the non-profit organisations which received the Group's contributions were Alzheimer Disease Foundation, Thalassaemia Association Malaysia, Malaysian AIDS Foundation, Malaysian Liver Foundation, Persatuan Kebajikan untuk Kanak-Kanak Istimewa Pahang Barat, Yayasan Sultan Idris Shah, Yayasan Pembangunan Kubang Pasu, PEMADAM Kebangsaan, Yayasan Wanita Cemerlang, National Council of Women's Organisation, Malaysian Crime Prevention Foundation, St. John Ambulance and Malaysian Nature Society.

For the advancement of education and research, the Group contributed RM0.5 million each to Malaysian Institute of Economic Research (MIER) and Cancer Research Initiatives Foundation (CARIF). The Group had also pledged to contribute RM20 million to University Tunku Abdul Rahman of which RM10 million was paid in 2003.

During the year, a total of 34 welfare homes received cash cheques during the festive season. As in the past, the Group hosted underprivileged children and old folks from various homes at the Resort and continued to support various charitable bodies, non-governmental organisations and other deserving causes. The Group also played host to the children from the Thalassaemia Society of University Hospital (THASUH) for their annual tea party at the Resort. The Group joined in the nation's 46th Independence Day celebration in distributing RM1 million worth of flags.

Three boats were donated by the Group to the Sungai Lembing Community in Pahang to assist in the event of an evacuation of flood victims around the Lembing River, which is a flood prone area.

The year 2003 saw the graduation of GSP's third batch of sponsored UNITEN undergraduates, with four undergraduates gaining employment in the Group. In the same year, GSP continued with its contribution to the community by awarding five more scholarships to its seventh batch of sponsored undergraduates.



The inaugural convocation at Kolej Antarabangsa Genting on 1 August 2003.


WELCOME

Hosting a tea party for children from THASUH at the Resort.

RECOGNITION

The commitment of the Genting Group to achieve high quality standards and continued excellence is recognised with the awards and accolades received from leading institutions and bodies.

Among the many major awards of excellence received in 2003 are as follows:

- Genting Berhad is the **No. 1 Leader in the Service Industry 2003** by Malaysia 1000, Directory of Top Malaysian Companies
- Genting Berhad was awarded the **National Creativity and Innovation Award 2004** by the Malaysia Design Technology Centre
- Overall ranked **No. 4 for Best Managed Company in Malaysia** and **No. 1 in Best at Investor Relations Category** by Finance Asia 2003
- Genting Berhad was awarded the **KLSE Corporate Awards 2003 Merit Award** for Trading/Services Category
- The **No. 4 leading company in Malaysia 2003** in Review 200: Asia's Leading Companies by Far Eastern Economic Review which included being ranked No. 1 in Financial Soundness, No. 2 in Companies That Others Try To Emulate and No. 3 in High Quality Services/Products
- Resorts World Bhd - **Outstanding Achievements in Hotel/Resort Development** by World Asia Publishing at Hospitality Asia Platinum Awards 2003-2004 (Malaysia Series)
- Genting Highlands Resort - **Best Deluxe Family Resort/Theme Park** by World Asia Publishing at Hospitality Asia Platinum Awards 2003-2004 (Malaysia Series)
- First World Hotel - **Best New Hotel** by World Asia Publishing at Hospitality Asia Platinum Awards 2003-2004 (Malaysia Series)
- First World Plaza - **Most Supportive Shopping Outlet: Shopping Complex** category by Malaysia Tourism Awards 2003
- Genting Highlands Resort was awarded a highly commended certificate by the FIABCI International Prix d'Excellence 2003.
- Resort Hotel and Theme Park Hotel were awarded the prestigious **ISO 9001: 2000** certification
- Resorts World Bhd was awarded the certificate of appreciation for being the **Best Tax Assessment Payer** by the District Council of Hulu Selangor.
- Genting Sanyen Industrial Paper Sdn Bhd (Central Box Plant) awarded **Best Performance for the Year 2003** by Panasonic.
- Genting Sanyen Industrial Paper Sdn Bhd (Central Box Plant) awarded **Best Supplier 2003** by Sony Malaysia.
- Genting Sanyen Industrial Paper Sdn Bhd (Central Box Plant) awarded the **Bronze Award** for Sony DIRTF (Do-it-right-first-time) Procurement 2003
- Genting Sanyen Industrial Paper Sdn Bhd (Central and Northern Box Plants) were awarded the **Certificate of Green Partner** from Sony Corporation on 1 July 2003 as their certified supplier on Sony Green Partner Programme.
- Genting Sanyen Industrial Paper Sdn Bhd (Northern Box Plant) awarded **Best Quality Award 2003** by Sharp-Roxy Corporation
- Genting Sanyen Industrial Paper Sdn Bhd (Northern Box Plant) obtained the **ISO 14001:1996 Environmental Management System** certification by SGS United Kingdom Ltd.
- Genting Sanyen Industrial Paper Sdn Bhd (Northern Box Plant) obtained the **ISO 9001:2000 Quality Management System** certification by SGS United Kingdom Ltd.
- Genting Sanyen Industrial Paper Sdn Bhd (Northern Box Plant) obtained the **OHSAS 18001 Occupational, Health & Safety Management System** certification by SGS (M) Sdn Bhd.
- Ayer Item Oil Mill has successfully converted its ISO 9002:1994 quality management system to the new **ISO 9001:2000 Quality Management System** certification in March 2003.


SONY
2003

FinanceAsia
ASIA'S
BEST
COMPANIES
2003
Genting
Malaysia

CONGRATULATIONS
2003

Panasonic

ANUGERAH KREATIVITI & INOVASI
GENTING


corporate governance

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysian Code on Corporate Governance ("the Code").

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, five meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Goh Tong (retired on 31 December 2003)	3
Tan Sri Lim Kok Thay	5
Tun Mohammed Hanif bin Omar	5
Tan Sri Mohd Amin bin Osman	5
Dr. R. Thillainathan	5
Mr Quah Chek Tin	5
Dato' Paduka Nik Hashim bin Nik Yusoff	4
Tan Sri (Dr.) Gunn Chit Tuan	5
Tan Sri Dr. Lin See Yan	5

(ii) Board Balance

During the financial year, the Board had nine members, six executive Directors and three non-executive Directors. Following the retirement of Tan Sri Lim Goh Tong on 31 December 2003, the number of executive Directors on the Board was reduced to five. All of the three non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri (Dr.) Gunn Chit Tuan as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The President & Chief Executive, Tan Sri Lim Kok Thay assumed the role of Chairman of the Company upon the retirement of Tan Sri Lim Goh Tong, the founder of the Group. The Board is mindful of the dual roles held but is of the view that there are sufficient experienced and independent - minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 9 to 10 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysis. The Directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

The Nomination Committee met once during the financial year.

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The

Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole, determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on pages 67 to 68 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad).

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a website at **www.genting.com.my** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flows of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 100 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 37 to the financial statements under "Significant Related Party Transactions and Balances" on pages 92 to 93 of this Annual Report.

audit committee report

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Tan Sri (Dr.) Gunn Chit Tuan	Chairman/Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Tan Sri Dr. Lin See Yan	Member/Independent Non-Executive Director
Mr Quah Chek Tin	Member/ Executive Director

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2003

The Committee held a total of five (5) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Tan Sri (Dr.) Gunn Chit Tuan	5
Dato' Paduka Nik Hashim bin Nik Yusoff	5
Tan Sri Lim Kok Thay	1
Tan Sri Dr. Lin See Yan	5
Mr Quah Chek Tin	4

The total number of meetings is inclusive of the special meeting held between members of the Committee who are independent non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2003

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and of the Group, focusing particularly on:

   (a) changes in or implementation of major accounting policy changes;

   (b) significant and unusual events; and

   (c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and of the Company for the financial year ended 31 December 2003;

viii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2002; and

x) reviewed the reports submitted by the risk management task force.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

   (a) must be a member of the Malaysian Institute of Accountants; or

   (b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

      (aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

      (bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ["Bursa Malaysia"] Listing Requirements, the Committee shall promptly report such matter to Bursa Malaysia.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

statement on internal control

THE BOARD'S RESPONSIBILITIES

In relation to internal control, pursuant to the requirements under the Malaysian Code of Corporate Governance for companies listed on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ["Bursa Malaysia"], the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Malaysia Listing Requirements to:

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them, and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of Genting Group of companies' ("the Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

THE RISK MANAGEMENT PROCESS

The Group has implemented the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the Group are required to identify and evaluate controls within key functions/activities of their business processes. The risks to the Group's strategic objectives are assessed at the group and company level.

The oversight of the Group's risk management process is the responsibility of the Executive Director and Chief Operating Officer of Genting Berhad, assisted by the Chief Financial Officers/Heads of Finance of the respective companies, the Business/Operations Heads of the Group's operating companies and relevant senior management staff of the holding company. Periodic meetings are held as part of an ongoing process to review and assess the adequacy and effectiveness of the Group's risk management and controls and to ensure that any shortcomings identified are addressed on a timely basis.

The key aspects of the risk management process are:

- Business/Operations Heads undertake to update the risk profiles on a half yearly basis and monitor the implementation of action plans to improve the internal control system.
- Reviews of the risk profiles, the control procedures and status of the action plans are carried out on a regular basis by the Group Risk Manager and the Business/ Operations Heads.
- Management of the respective companies are provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- On a quarterly basis, the relevant senior management of the Group's operating companies review the progress of the implementation of their respective action plans and a consolidated risk management report summarising the significant risks and /or status of action plans of the respective companies are presented to the Audit Committee for review, deliberation and recommendation for endorsement by the Board of Directors.

THE INTERNAL CONTROL PROCESSES

The other key aspects of the internal control process are:

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the holding company and subsidiaries to implement and monitor the Board's policies on controls.
- Delegation of authority including authorisation limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are documented in manuals which are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Finance Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by Finance Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the Group. Nevertheless, measures have been or are being taken to address these weaknesses.

Business continuity management is regarded an integral part of the Group's risk management process. In this regard, the Group has commenced implementation of business continuity plans to minimise business disruptions in the event of potential failure of critical IT systems and operational processes.

The Board in issuing this statement has taken into consideration the state of internal control of its associated company, Serian Palm Oil Mill Sdn Bhd and the representations made by its associated companies, Star Cruises Limited and Lanco Kondapalli Power Private Limited in respect of their state of internal control.

THE INTERNAL AUDIT FUNCTION

The Group Internal Audit Division ("Group Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

directors' report and statement pursuant to section 169(15) of the Companies Act, 1965

The Directors of **GENTING BERHAD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associated companies include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiary and associated companies are set out in Note 40 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	1,562.3	404.9
Taxation	(480.7)	(121.4)
Profit from ordinary activities after taxation	1,081.6	283.5
Minority shareholders' interests	(367.8)	-
Net profit for the financial year	713.8	283.5

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 13.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM68,461,746.33 in respect of the financial year ended 31 December 2002 was paid on 5 August 2003; and

(ii) an interim dividend of 7.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM35,498,683.28 in respect of the financial year ended 31 December 2003 was paid on 31 October 2003.

The Directors recommend payment of a final dividend of 14.5 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up share capital of the Company as at the date of this report, the final dividend would amount to RM73,532,986.80.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

Exemption No. 82-4962

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

There were no issue of shares or debentures during the financial year.

The following Option to take up unissued ordinary shares of the Company previously granted to executive employees of the Group under The Genting Employees' Share Option Scheme for Executives ("Previous ESOS") was outstanding as at 31 December 2003:

Option Expiry Date	Subscription Price Per Share	No. of Unissued Shares
15 December 2004	RM19.80	675,000

The shares under the aforesaid Option may be exercised in full or in respect of 1,000 shares or a multiple thereof on the payment of the requisite subscription price at any time before the Option expiry date. The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

The Executive Share Option Scheme For Eligible Executives of Genting Berhad and its subsidiaries ("New ESOS") became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012.

The Option Holders of the previous ESOS who participated in the New ESOS have relinquished their outstanding option under the Previous ESOS.

Under the New ESOS, the following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2003:

Option Number	Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	14.34	6,890,000
2/2002	11 August 2012	13.08	61,000
			6,951,000

(a) The expiry date of the Option on 11 August 2012 shall apply unless the Option has ceased by reason of non compliance by the grantee with the terms and conditions under which the Option was granted pursuant to the Scheme.

(b) (i) The Option granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Option granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Goh Tong (Retired on 31 December 2003)
Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Mohd Amin bin Osman
Dr. R. Thillainathan
Mr Quah Chek Tin
Dato' Paduka Nik Hashim bin Nik Yusoff*
Tan Sri (Dr.) Gunn Chit Tuan*
Tan Sri Dr. Lin See Yan*

* *Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company, Resorts World Bhd, Asiatic Development Berhad and Genting International PLC, all of which are subsidiary companies of the Company as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	**1.1.2003**	**Acquired/(Disposed)**	**31.12.2003**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	6,681,000	(6,681,000)	-
Tun Mohammed Hanif bin Omar	200	-	200
Tan Sri Lim Kok Thay	3,433,800	-	3,433,800
Tan Sri Mohd Amin bin Osman	8,000	-	8,000
Mr Quah Chek Tin	1,000	-	1,000

Shareholdings in which the Director is deemed to have an interest	**1.1.2003**	**Acquired/(Disposed)**	**31.12.2003**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	11,523,996	-	11,523,996

Share Option in the names of Directors	**1.1.2003**	**Offered/(Exercised)**	**31.12.2003**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	1,500,000	-	1,500,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000
Tan Sri Mohd Amin bin Osman	500,000	-	500,000
Dr. R. Thillainathan	250,000#	-	250,000
Mr Quah Chek Tin	500,000	-	500,000

Exemption No. 82-4962

INTEREST IN RESORTS WORLD BHD

Shareholdings in the names of Directors	1.1.2003	Acquired/(Disposed)	31.12.2003
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	122,000	-	122,000

Share Option in the names of Directors	1.1.2003	Offered/(Exercised)	31.12.2003
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	1,000,000	-	1,000,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Lim Kok Thay	750,000	-	750,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the names of Directors	1.1.2003	Acquired/(Disposed)	31.12.2003
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	437,500	(437,500)	-
Tan Sri Lim Kok Thay	144,000	-	144,000
Tan Sri Mohd Amin bin Osman	164,000	-	164,000

Share Options in the names of Directors	1.1.2003	Offered/(Exercised)	31.12.2003
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong*	577,000	248,000	825,000
Tan Sri Lim Kok Thay	577,000	248,000	825,000
Tan Sri Mohd Amin bin Osman	577,000	248,000	825,000

INTEREST IN GENTING INTERNATIONAL PLC

Shareholdings in the name of Director	1.1.2003	Acquired/(Disposed)	31.12.2003
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Goh Tong*	1,832,468	(1,832,468)	-

** Retired on 31 December 2003.*

 # Balance as at 15 January 2003, being the date of appointment of Dr. R. Thillainathan as a Director of the Company.

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which a past Director of the Company, Tan Sri Lim Goh Tong (who retired on 31 December 2003) is a director and was a substantial shareholder until 5 September 2003 has rented:

(a) approximately 5.87 hectares of land in the Mukim of Batang Kali, District of Ulu Selangor, Selangor to Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 56.8% owned subsidiary of the Company; and

(b) a premise measuring approximately 5,191 sq.m. located at Gohtong Jaya, Bentung, Pahang to Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of RWB.

(ii) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Sing Mah Plantation Sdn Bhd, a wholly-owned subsidiary of Asiatic Development Berhad, which in turn is a 54.8% owned subsidiary of the Company to provide plantation advisory services.

(iii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International PLC, a 63.2% owned subsidiary of the Company.

(iv) Tan Sri Mohd Amin bin Osman has been retained as a consultant to provide management and ancillary services to the Company until 30 April 2003 and retained by RWB to provide advisory services.

(v) Oakwood Sdn Bhd, a wholly-owned subsidiary of the Company has previously extended a housing loan to Dr. R. Thillainathan to enable him to acquire a home.

Tan Sri Lim Kok Thay and Mr Quah Chek Tin are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Mohd Amin bin Osman and Tan Sri (Dr.) Gunn Chit Tuan will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129 (6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowances for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the Group and in the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group and the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made other than as disclosed in Note 39 in the financial statements.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 48 to 99 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2003 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Kuala Lumpur
26 February 2004

financial statements

FINANCIAL STATEMENTS

income statements

for the financial year ended 31 December 2003

Amounts in RM million unless otherwise stated

		Group		Company	
	Note(s)	2003	2002	2003	2002
Revenue	5 & 6	**4,237.1**	3,534.7	**438.8**	429.7
Cost of sales	7	**(2,229.0)**	(1,935.7)	**(38.4)**	(49.0)
Gross profit		**2,008.1**	1,599.0	**400.4**	380.7
Other income		**124.4**	116.7	**54.8**	55.8
Selling and distribution costs		**(64.4)**	(62.9)	-	-
Administration expenses		**(182.9)**	(172.5)	**(9.5)**	(8.0)
Other expenses	8	**(208.8)**	(90.5)	**(39.0)**	-
Profit from operations		**1,676.4**	1,389.8	**406.7**	428.5
Finance cost		**(68.2)**	(67.9)	**(1.8)**	-
Share of results of associated companies		**(45.9)**	206.5	-	-
Gain on dilution of Group's interest in an associated company		-	31.1	-	-
Profit from ordinary activities before taxation	5, 9, 10 & 11	**1,562.3**	1,559.5	**404.9**	428.5
Taxation					
- Company and subsidiary companies	12	**(466.8)**	(422.5)	**(121.4)**	(118.6)
- Share of tax in associated companies	12	**(13.9)**	(34.1)	-	-
		(480.7)	(456.6)	**(121.4)**	(118.6)
Profit from ordinary activities after taxation		**1,081.6**	1,102.9	**283.5**	309.9
Minority shareholders' interests		**(367.8)**	(346.4)	-	-
Net profit for the financial year		**713.8**	756.5	**283.5**	309.9
Basic earnings per share (sen)	13	**101.34**	107.41		
Diluted earnings per share (sen)	13	**101.18**	107.37		
Gross dividends per share (sen)	14	**21.5**	20.5		

The notes set out on pages 55 to 99 form part of these financial statements.

Exemption No. 82-4962

balance sheets

as at 31 December 2003

Amounts in RM million unless otherwise stated

	Note	Group 2003	Group 2002	Company 2003	Company 2002
NON-CURRENT ASSETS					
Property, plant and equipment	15	**6,222.0**	4,881.4	**6.3**	6.5
Real property assets	16	**513.7**	525.1	**-**	-
Subsidiary companies	17	**-**	-	**2,237.3**	1,987.4
Associated companies	18	**2,159.1**	2,431.2	**-**	-
Other long term investments	19	**12.0**	15.6	**-**	-
Long term receivables	23	**20.4**	20.2	**-**	371.9
Deferred taxation	20	**3.8**	23.6	**1.3**	18.0
CURRENT ASSETS					
Property development	21	**99.3**	86.9	**-**	-
Inventories	22	**283.9**	251.7	**-**	-
Trade and other receivables	23	**507.9**	313.2	**0.7**	1.4
Amount due from subsidiary companies	17	**-**	-	**635.6**	262.1
Amount due from associated companies	18	**0.7**	1.2	**-**	-
Short term investments	24	**1,329.1**	1,269.4	**676.1**	692.9
Bank balances and deposits	25	**3,055.5**	1,626.3	**290.5**	210.8
		5,276.4	3,548.7	**1,602.9**	1,167.2
LESS: CURRENT LIABILITIES					
Trade and other payables	26	**816.9**	537.9	**83.6**	15.4
Amount due to subsidiary companies	17	**-**	-	**102.5**	47.2
Short term borrowings	27	**249.3**	512.8	**-**	-
Taxation		**258.0**	260.7	**1.2**	14.5
		1,324.2	1,311.4	**187.3**	77.1
NET CURRENT ASSETS		**3,952.2**	2,237.3	**1,415.6**	1,090.1
		12,883.2	10,134.4	**3,660.5**	3,473.9
FINANCED BY					
SHARE CAPITAL	28	**352.2**	352.2	**352.2**	352.2
RESERVES	29	**6,692.6**	6,074.0	**3,229.0**	3,049.5
SHAREHOLDERS' EQUITY		**7,044.8**	6,426.2	**3,581.2**	3,401.7
MINORITY INTERESTS		**3,035.9**	2,404.7	**-**	-
NON-CURRENT LIABILITIES					
Long term borrowings	27	**2,215.1**	929.8	**-**	-
Amount due to subsidiary company	17	**-**	-	**73.4**	-
Deferred taxation	20	**491.7**	144.6	**-**	-
Provision for retirement gratuities	30	**39.0**	204.1	**5.9**	72.2
Other liabilities	31	**56.7**	25.0	**-**	-
		2,802.5	1,303.5	**79.3**	72.2
		12,883.2	10,134.4	**3,660.5**	3,473.9
NET TANGIBLE ASSETS PER SHARE		**RM10.00**	RM9.12		

The notes set out on pages 55 to 99 form part of these financial statements.

statements of changes in equity

for the financial year ended 31 December 2003

Amounts in RM million unless otherwise stated

Group	Share Capital	Share Premium	Revaluation Reserve	Reserve on Exchange Differences	Unappropriated Profit	Total
		Non-Distributable			Distributable	
Balance at 1 January 2002 as previously reported	352.2	97.8	383.9	49.5	4,916.8	5,800.2
Prior period adjustment:						
- Effect of deferred taxation on adoption of MASB 25 (see Note 38)	-	-	(71.6)	-	32.1	(39.5)
As restated	352.2	97.8	312.3	49.5	4,948.9	5,760.7
Revaluation surplus realised upon sale of assets	-	-	(1.7)	-	1.7	-
Currency translation differences	-	-	-	7.9	-	7.9
Net profit/(loss) not recognised in the income statement	-	-	(1.7)	7.9	1.7	7.9
Net profit for the financial year	-	-	-	-	756.5	756.5
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	(63.4)	(63.4)
- interim paid for financial year ended 31 December 2002 (7.0 sen less 28% income tax)	-	-	-	-	(35.5)	(35.5)
Balance at 31 December 2002	352.2	97.8	310.6	57.4	5,608.2	6,426.2
Balance at 1 January 2003 as previously reported	**352.2**	**97.8**	**382.2**	**57.4**	**5,581.0**	**6,470.6**
Prior period adjustment:						
- Effect of deferred taxation on adoption of MASB 25 (see Note 38)	-	-	**(71.6)**	-	**27.2**	**(44.4)**
As restated	**352.2**	**97.8**	**310.6**	**57.4**	**5,608.2**	**6,426.2**
Revaluation surplus realised upon sale of assets	-	-	**(2.1)**	-	**2.1**	-
Currency translation differences	-	-	-	**8.8**	-	**8.8**
Net profit/(loss) not recognised in the income statement	-	-	**(2.1)**	**8.8**	**2.1**	**8.8**
Net profit for the financial year	-	-	-	-	**713.8**	**713.8**
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2002 (13.5 sen less 28% income tax)	-	-	-	-	**(68.5)**	**(68.5)**
- interim paid for financial year ended 31 December 2003 (7.0 sen less 28% income tax)	-	-	-	-	**(35.5)**	**(35.5)**
Balance at 31 December 2003	**352.2**	**97.8**	**308.5**	**66.2**	**6,220.1**	**7,044.8**

The notes set out on pages 55 to 99 form part of these financial statements.

statements of changes in equity

for the financial year ended 31 December 2003 (cont'd)

Amounts in RM million unless otherwise stated

Company	Share Capital	Non-Distributable: Share Premium	Non-Distributable: Revaluation Reserve	Non-Distributable: Reserve on Exchange Differences	Distributable: Unappropriated Profit	Total
Balance at 1 January 2002	352.2	97.8	-	-	2,740.7	3,190.7
Net profit for the financial year	-	-	-	-	309.9	309.9
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	(63.4)	(63.4)
- interim paid for financial year ended 31 December 2002 (7.0 sen less 28% income tax)	-	-	-	-	(35.5)	(35.5)
Balance at 31 December 2002	352.2	97.8	-	-	2,951.7	3,401.7
Balance at 1 January 2003	**352.2**	**97.8**	**-**	**-**	**2,951.7**	**3,401.7**
Net profit for the financial year	**-**	**-**	**-**	**-**	**283.5**	**283.5**
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2002 (13.5 sen less 28% income tax)	**-**	**-**	**-**	**-**	**(68.5)**	**(68.5)**
- interim paid for financial year ended 31 December 2003 (7.0 sen less 28% income tax)	**-**	**-**	**-**	**-**	**(35.5)**	**(35.5)**
Balance at 31 December 2003	**352.2**	**97.8**	**-**	**-**	**3,131.2**	**3,581.2**

The notes set out on pages 55 to 99 form part of these financial statements.

cash flow statements

for the financial year ended 31 December 2003

Amounts in RM million unless otherwise stated	Group 2003	Group 2002	Company 2003	Company 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from ordinary activities before taxation	**1,562.3**	1,559.5	**404.9**	428.5
Adjustments for:				
Depreciation of property, plant and equipment ("PPE")	**345.1**	279.8	**2.2**	1.7
Write-off of net goodwill arising on acquisition of subsidiary companies/additional equity interest in existing Group companies	**94.6**	-	**-**	-
Finance cost	**68.2**	67.9	**1.8**	-
Share of results of associated companies	**45.9**	(206.5)	**-**	-
PPE written-off	**8.3**	11.8	**-**	-
Allowance for bad and doubtful debts	**7.4**	6.6	**-**	-
Impairment loss	**1.8**	5.3	**-**	-
Investments written down	**-**	33.4	**-**	-
Write-back of diminution in value of investments	**(1.3)**	(10.7)	**-**	-
Gain on disposal of a subsidiary company	**(2.3)**	-	**-**	-
Dividend income	**(4.5)**	(4.7)	**(134.9)**	(123.3)
(Gain)/loss on disposal of investments	**(5.4)**	3.1	**-**	-
Net (write-back of)/provision for retirement gratuities	**(23.6)**	28.8	**2.4**	4.5
Interest income	**(70.3)**	(56.7)	**(54.7)**	(55.6)
Gain on disposal of PPE, real property assets and property development	**(76.9)**	(26.0)	**-**	(0.2)
Gain arising on dilution of interest in associated company	**-**	(31.1)	**-**	-
Other non-cash items	**11.5**	2.8	**0.6**	(0.1)
	398.5	103.8	**(182.6)**	(173.0)
Operating profit before changes in working capital	**1,960.8**	1,663.3	**222.3**	255.5
Increase in property development	**(2.8)**	(0.8)	**-**	-
Decrease/(increase) in inventories	**5.7**	(14.6)	**-**	-
Decrease/(increase) in receivables	**16.1**	(54.4)	**0.7**	0.1
(Decrease)/increase in payables	**(50.4)**	3.2	**(0.5)**	5.2
Decrease in amount due from associated companies	**0.4**	0.3	**-**	-
Decrease in amount due from subsidiary companies	**-**	-	**3.2**	0.7
	(31.0)	(66.3)	**3.4**	6.0
Cash generated from operations	**1,929.8**	1,597.0	**225.7**	261.5
Taxation paid	**(464.6)**	(359.0)	**(117.9)**	(126.4)
Retirement gratuities paid	**(0.9)**	(0.3)	**-**	-
Advance membership fees received	**4.6**	5.2	**-**	-
Taxation refund	**15.2**	13.2	**-**	-
	(445.7)	(340.9)	**(117.9)**	(126.4)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**1,484.1**	1,256.1	**107.8**	135.1

The notes set out on pages 55 to 99 form part of these financial statements.

Exemption No. 82-4962

cash flow statements

for the financial year ended 31 December 2003 (cont'd)

Amounts in RM million unless otherwise stated	Group		Company	
	2003	2002	**2003**	2002
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of PPE	**(355.2)**	(574.4)	**(2.0)**	(0.7)
Investment in associated company	**(229.2)**	(202.0)	**-**	-
Purchase of additional shares from minority shareholders	**(152.8)**	-	**(145.1)**	-
Purchase of investments	**(142.6)**	(44.8)	**(104.8)**	-
Acquisition of an associated company **	**(11.7)**	-	**-**	-
Real property expenditure incurred	**(3.8)**	(2.2)	**-**	-
Long term receivables	**-**	(0.5)	**-**	-
Repayments from associated companies	**1.0**	1.0	**-**	-
Proceeds from disposal of a subsidiary company	**1.1**	-	**-**	-
Dividends received	**3.4**	3.1	**125.8**	114.2
Partial return of capital in long term investments	**7.8**	-	**-**	-
Dividends received from associated companies	**7.9**	3.5	**-**	-
Proceeds from disposal of PPE, real property assets and property development	**14.2**	124.6	**-**	0.2
Proceeds from disposal of investments	**30.7**	77.7	**-**	-
Interest received	**63.5**	52.6	**54.1**	55.1
Acquisition of a subsidiary company/controlling stake in a former associated company *	**231.8**	0.2	**-**	-
Other advances to subsidiary companies	**-**	-	**(25.5)**	(41.1)
Loans to subsidiary companies	**-**	-	**-**	(44.7)
Repayments of other advances by subsidiary companies	**-**	-	**52.8**	65.0
Repayment of loans by subsidiary companies	**-**	-	**11.0**	122.7
NET CASH (USED IN)/INFLOW FROM INVESTING ACTIVITIES	**(533.9)**	(561.2)	**(33.7)**	270.7
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of borrowings	**(841.2)**	(97.5)	**-**	-
Dividends paid to minority shareholders	**(206.2)**	(66.9)	**-**	-
Dividends paid	**(104.0)**	(98.9)	**(104.0)**	(98.9)
Finance cost paid	**(66.2)**	(69.5)	**(1.5)**	-
Proceeds from issue of shares to minority shareholders	**0.4**	-	**-**	-
Proceeds from bank borrowings	**496.9**	355.4	**-**	-
Proceeds from issue of Redeemable Exchangeable Notes	**1,140.0**	-	**-**	-
Repayment of borrowings to subsidiary company	**-**	-	**(10.5)**	-
Borrowing from subsidiary company	**-**	-	**104.8**	-
NET CASH INFLOW FROM/(USED IN) FINANCING ACTIVITIES	**419.7**	22.6	**(11.2)**	(98.9)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**1,369.9**	717.5	**62.9**	306.9
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	**2,766.7**	2,043.1	**903.7**	596.8
EFFECT OF CURRENCY TRANSLATION	**0.4**	6.1	**-**	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**4,137.0**	2,766.7	**966.6**	903.7
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (see Note 25)	**3,055.5**	1,626.3	**290.5**	210.8
Money market instruments (see Note 24)	**1,081.5**	1,140.5	**676.1**	692.9
	4,137.0	2,766.8	**966.6**	903.7
Bank overdrafts (see Note 27)	**-**	(0.1)	**-**	-
	4,137.0	2,766.7	**966.6**	903.7

The notes set out on pages 55 to 99 form part of these financial statements.

cash flow statements

for the financial year ended 31 December 2003 (cont'd)

*** ANALYSIS OF THE ACQUISITION OF GENTING POWER SWISS GmbH/CONTROLLING STAKE IN GENTING SANYEN POWER SDN BHD (see Note 35)**

	Group 2003
Net assets acquired and net cash inflow on acquisition of subsidiary companies are analysed as follows:	
Property, plant and equipment	(1,297.5)
Investment in associated company	(92.5)
Inventories	(34.4)
Trade and other receivables	(216.4)
Bank balances and deposits	(473.6)
Trade and other payables	167.8
Provision for retirement gratuities	1.2
Taxation	15.2
Short term borrowings	150.0
Long term loan	80.0
Deferred taxation	335.5
Minority interests	548.2
	(816.5)
Net assets attributable to shares previously held and treated as associated company	531.9
Reserve on consolidation	42.8
Total purchase consideration	(241.8)
Bank balances and deposits of subsidiary companies acquired	473.6
Net cash inflow on acquisition of subsidiary companies	231.8

**** ANALYSIS OF THE ACQUISITION OF AN ASSOCIATED COMPANY**

Net assets acquired and net cash outflow on acquisition of an associated company are analysed as follows:	
Property, plant and equipment	0.3
Net working capital	2.9
	3.2
Goodwill arising on consolidation	8.5
Net cash outflow on acquisition of an associated company	11.7

The notes set out on pages 55 to 99 form part of these financial statements.

notes to the financial statements

31 December 2003

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associated companies include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiary and associated companies are set out in Note 40 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development, unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements, were adopted in the preparation of the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards and the provisions of the Companies Act require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. Although these estimates are based on Directors' best knowledge of current events and actions, actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group have been applied consistently in dealing with all material items in relation to the financial statements.

In addition, the Group complies with new accounting standards that are effective for the financial year. New accounting standards are retrospectively applied unless in cases where the standard specifically does not require comparatives on first adoption due to non availability of such information or when it is not practicable to do so.

The following are the significant accounting policies adopted by the Group:

Consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiary companies are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiary companies are consolidated using the acquisition method of accounting whereby the results of subsidiary companies acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. At the date of acquisition, the fair values of the subsidiary companies' net assets are determined and these values are reflected in the consolidated financial statements.

All material intercompany transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets and exchange differences which were not previously recognised in the consolidated income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Borrowing Costs

Borrowings are initially recognised based on proceeds received. Subsequently, borrowings are stated at amortised cost using the effective yield method; any difference between the amount recorded as borrowings and the associated redemption value is recognised in the income statement over the period of the borrowings.

Costs incurred on borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are expensed to the income statement.

Impairment of assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit. An impairment charge is made if the carrying amount exceeds the recoverable amount.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Property, Plant and Equipment

Property, plant and equipment are stated at cost modified by the revaluation of certain property, plant and equipment less accumulated depreciation, amortisation and impairment loss where applicable. In accordance with the transitional provisions allowed by the Malaysian Accounting Standards Board ("MASB") on adoption of MASB No. 15, Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less accumulated depreciation, amortisation and impairment losses.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement. On disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

Freehold land and plantations and property, plant and equipment which are under construction are not depreciated. Depreciation on assets under construction commences when the assets are ready for their intended use.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 99 years. However, leasehold properties with original lease period of 999 years are not amortised, the cumulative effect of which is not material to the financial statements.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows :

Buildings and improvements	2% - 50%
Plant, equipment and vehicles	5% - 50%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

New Planting and Replanting Expenditure

New planting expenditure incurred on land clearing and upkeeping of trees to maturity is capitalised under freehold and leasehold land respectively. New planting expenditure capitalised is not amortised. However, where the new planting expenditure capitalised on leasehold land which has unexpired period shorter than the plantation's economic useful life, the planting expenditure is amortised over the remaining period of the lease on a straight line basis.

Replanting expenditure is charged to the income statement in the financial year in which the expenditure is incurred.

Real Property Assets, Property Development and Profit Recognition

Real property assets are non-current assets and comprise land held for development and development expenditure and are stated at cost of acquisition modified by the revaluation of certain pieces of land. In accordance with the transitional provisions issued by the Malaysian Accounting Standards Board on adoption of Malaysian Accounting Standard No. 7, Accounting for Property Development, the valuation of these pieces of land have not been updated, and they continue to be stated at their carrying amounts. Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. These assets remain as real property assets until the sales launch of these properties, after which they are transferred to property development and included under current assets.

Assets under property development comprise land at carrying values and all related development costs incurred and are carried forward together with profit accrued to the appropriate stage of completion less progress billings and allowance for foreseeable losses, if any. These developments are expected to be completed within normal operating cycle of one to three years and are considered as current assets.

Upon completion of development, the unsold completed development properties are transferred to inventories.

Profits on property development projects are recognised based on the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property project activity progresses. The stage of completion is determined based on the proportion of development costs incurred for work performed up to the balance sheet date over the estimated total development cost to completion. Foreseeable losses, if any, are recognised immediately in the income statement.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiary companies, associated companies and other non-current investments. Investments in subsidiary companies and associated companies are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

Investments in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Investments in subsidiary companies are eliminated on consolidation while investments in associated companies are accounted for by the equity method of accounting.

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share of the associated companies' results for the financial year. The Group's interest in associated companies is stated at cost net of goodwill written off plus adjustments to reflect changes in the Group's share of the net assets of the associated companies. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligation or made payment on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Exploration Cost

Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Where it is determined that the exploration activities will not yield significant oil and gas discoveries, the related exploration cost will be written off to the income statement.

Goodwill

Goodwill arising on consolidation which represents the excess of the purchase price over the fair value of the net assets of the subsidiary/associated companies at the date of acquisition, is written off to the income statement in the financial year when the acquisition occurs.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses. The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Receivables

Receivables are carried at estimated realisable value. An allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Contingent liabilities and contingent assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Government grants

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of assets are included in non-current liabilities as deferred income and are credited to the income statement on the straight line basis over the expected lives of the related assets.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Employee Benefits

a) Short-term employee benefits
Short-term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post-employment benefits
Post-employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

c) Long-term employee benefits
Long-term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board for executives and executive directors of the Company and certain subsidiary companies. The level of retirement gratuities payable is determined by the Board in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

d) Equity compensation benefits
Equity compensation benefits include share options issued to eligible executives and executive directors of the Company and certain subsidiary companies.

The Group does not make a charge to the income statement in respect of share options granted to employees. As and when the share options are exercised, the proceeds received, net of any transactions costs, are credited to share capital and share premium. Details of the employee share options scheme are set out in the relevant notes to the financial statements.

Deferred Taxation

Deferred tax liabilities and/or assets are recognised for all temporary differences. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised or where the timing of the reversal of the temporary difference can be controlled. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates which are applicable at the balance sheet date.

Revenue Recognition

Sales are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

The sales relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Casino revenue represents net house takings. The casino licence is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of retained earnings and accrued as a liability in the financial period in which the obligation to pay is established.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company. Income statements of these entities are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiary and associated companies are taken to reserves.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets or liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	**Year end rate**	
	2003	2002
US Dollar	**3.8000**	3.8000
Sterling Pound	**6.7714**	6.1114
Australian Dollar	**2.8544**	2.1510
Singapore Dollar	**2.2350**	2.1882
Hong Kong Dollar	**0.4895**	0.4873

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet
The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument. The financial assets and liabilities of the Group are primarily denominated in RM. Financial assets and liabilities that are denominated in other currencies, where material, have been disclosed in the Notes to the financial statements.

b) Financial instruments not recognised on the balance sheet
The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into RM.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial Instruments (Cont'd)

c) Fair value estimation for disclosure purpose
The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, real property assets, property development, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk
The Group is exposed to foreign currency exchange risk when subsidiary companies enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk
Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk
The Group, in the normal course of business, is exposed to market risks in respect of its equity investments and volatility in market prices of palm products. The Group manages its risk through established guidelines and policies.

Credit risk
Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 7 days to 120 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history are reviewed to minimise potential losses.

Exemption No. 82-4962

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont'd)

Credit risk (Cont'd)
The Group avoids, where possible, any significant exposure to a single customer. However, in the ordinary course of business, a subsidiary in the Group's Power Division has trade receivables that are solely from its offtaker, the national electricity utility company. As such, the counter party risk is considered to be minimal.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risk and limits are set to minimise any potential losses.

Liquidity risk
The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity:

2003	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Power	Others	Eliminations	Total
Revenue									
External	2,655.6	380.0	128.9	435.4	54.5	530.0	52.7	-	4,237.1
Inter segment	3.8	-	20.2	1.8	-	4.8	62.2	(92.8)	-
	2,659.4	380.0	149.1	437.2	54.5	534.8	114.9	(92.8)	4,237.1
Results									
Segment profit	1,131.0	167.5	85.6	43.2	28.8	203.5	41.7	(0.6)	1,700.7
Write-off of net goodwill arising on acquisition of subsidiary companies/additional equity interest in existing Group companies									(94.6)
Interest income									70.3
Finance cost									(68.2)
Share of results of associated companies	(88.6)	3.5	0.6	-	-	38.6	-	-	(45.9)
Profit from ordinary activities before taxation									1,562.3
Taxation									(480.7)
Profit from ordinary activities after taxation									1,081.6
Minority shareholders' interests									(367.8)
Net profit for the financial year									713.8

5. **SEGMENT ANALYSIS (Cont'd)**

a) **Primary segment - by activity: (Cont'd)**

2003	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Power	Others	Eliminations	Total
Other Information:									
Assets									
Segment assets	3,609.7	769.6	1,068.4	1,451.5	28.6	1,339.0	392.0	(557.9)	8,100.9
Interest bearing instruments									3,941.9
Associated companies	2,051.5	9.3	2.4	-	-	95.9	-	-	2,159.1
Unallocated corporate assets									5.5
Total assets									14,207.4
Liabilities									
Segment liabilities	646.7	37.7	129.8	342.2	9.8	86.0	207.4	(556.5)	903.1
Interest bearing instruments									2,473.9
Unallocated corporate liabilities									749.7
Total liabilities									4,126.7
Other Disclosures									
- capital expenditure	269.8	50.6	3.3	75.9	2.7	0.2	4.9	(4.8)	402.6
- depreciation	201.9	12.1	6.0	61.0	1.2	57.9	8.5	(3.5)	345.1
- impairment loss	-	-	-	1.6	-	-	0.2	-	1.8
- other significant non-cash charges/(credits)	(0.9)	1.3	-	(0.6)	-	(0.4)	4.6	-	4.0

2002	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Others	Eliminations	Total
Revenue								
External	2,688.0	257.1	56.0	388.0	51.4	94.2	-	3,534.7
Inter segment	6.3	-	15.7	-	-	66.0	(88.0)	-
	2,694.3	257.1	71.7	388.0	51.4	160.2	(88.0)	3,534.7
Results								
Segment profit/(loss)	1,195.5	104.1	37.6	22.0	(10.0)	(18.0)	1.9	1,333.1
Interest income								56.7
Finance cost								(67.9)
Share of results of associated companies	88.7	2.9	1.5	-	-	113.4	-	206.5
Gain on dilution of Group's interest in an associated company	31.1	-	-	-	-	-	-	31.1
Profit from ordinary activities before taxation								1,559.5
Taxation								(456.6)
Profit from ordinary activities after taxation								1,102.9
Minority shareholders' interests								(346.4)
Net profit for the financial year								756.5

5. SEGMENT ANALYSIS (Cont'd)

a) Primary segment - by activity: (Cont'd)

2002	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Others	Eliminations	Total
Other information:								
Assets								
Segment assets	3,338.2	717.5	1,099.9	1,293.1	46.5	332.8	(472.7)	6,355.3
Interest bearing instruments								2,632.5
Associated companies	1,910.4	7.8	2.1	-	-	510.9	-	2,431.2
Unallocated corporate assets								26.8
Total assets								11,445.8
Liabilities								
Segment liabilities	559.7	33.8	123.1	144.2	16.1	381.0	(500.0)	757.9
Interest bearing instruments								1,446.2
Unallocated corporate liabilities								410.8
Total liabilities								2,614.9
Other Disclosures								
- capital expenditure	180.3	169.9	25.2	103.3	0.1	6.9	(1.8)	483.9
- depreciation	198.2	8.8	6.7	60.1	0.2	9.2	(3.4)	279.8
- impairment loss	1.5	-	0.3	3.5	-	-	-	5.3
- other significant non-cash charges/(credits)	39.0	1.6	0.2	(1.6)	1.1	23.0	-	63.3

b) Secondary segment - by geographical location

	Revenue		Assets		Capital expenditure	
	2003	2002	**2003**	2002	**2003**	2002
Malaysia	**4,109.0**	3,403.4	**10,953.2**	7,939.0	**399.3**	483.2
Asia Pacific (excluding Malaysia)	**96.5**	52.6	**894.7**	1,013.5	**3.0**	0.7
Other countries	**31.6**	78.7	**200.4**	62.1	**0.3**	-
	4,237.1	3,534.7	**12,048.3**	9,014.6	**402.6**	483.9
Associated companies	**-**	-	**2,159.1**	2,431.2	**-**	-
	4,237.1	3,534.7	**14,207.4**	11,445.8	**402.6**	483.9

The Group is organised into six main business segments:

Leisure & Hospitality - this division includes the hotel, gaming and entertainment businesses, tours & travel related services and other support services.

Plantations - this division is involved mainly in oil palm plantations, palm oil milling and related activities.

Property - this division holds the real property assets of the Group and is involved in property development activities.

5. SEGMENT ANALYSIS (Cont'd)

Paper - this division is involved in the manufacturing and trading of paper and paper related products and down stream activities involving packaging.

Oil & Gas - this division is involved in oil & gas exploration and sale of crude oil.

Power - this division is involved in the sale of electricity.

All other immaterial business segments including investments in equities and information technology support services are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately. All intersegment sales are conducted on an arms length basis.

Geographically, the Group operates in Asia Pacific. The main business segments of the Group are concentrated in Malaysia. The assets in the Asia Pacific region (excluding Malaysia) mainly comprises interest bearing investments.

6. REVENUE

	Group		Company	
	2003	2002	**2003**	2002
Rendering of services:				
Leisure & hospitality	**2,655.6**	2,688.0	-	-
Rental and property management income	**17.3**	18.1	-	-
Fees from management and licensing services	-	-	**299.1**	301.5
Other services	**17.4**	11.4	**4.8**	4.9
Sale of goods:				
Paper and paper related products	**435.4**	388.0	-	-
Plantation produce	**380.0**	257.1	-	-
Properties and progressive sales on property development projects	**111.6**	38.0	-	-
Crude oil	**54.5**	51.4	-	-
Electricity	**530.0**	-	-	-
Others	-	0.3	-	-
Sale of investments	**30.7**	77.7	-	-
Investment income	**4.6**	4.7	**134.9**	123.3
	4,237.1	3,534.7	**438.8**	429.7

7. COST OF SALES

	Group		Company	
	2003	2002	**2003**	2002
Cost of inventories recognised as an expense	**945.4**	594.3	-	-
Cost of investments disposed and related costs	**23.7**	70.2	-	-
Cost of services and other operating costs	**1,259.9**	1,271.2	**38.4**	49.0
	2,229.0	1,935.7	**38.4**	49.0

8. OTHER EXPENSES

Included under other expenses of the Group for the current financial year is a write-off of net goodwill arising on acquisition of subsidiary companies/additional equity interest in existing Group companies amounting to RM94.6 million (2002: RM Nil). In addition, both the Group and Company's figures included project expenses written off amounting to RM39.0 million (2002: RM Nil).

Exemption No. 82-4962

9. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation has been determined after inclusion of the following charges and credits :

	Group		Company	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**345,145**	279,807	**2,227**	1,720
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 11)	**57,597**	85,800	**29,461**	39,506
Impairment of property, plant and equipment included in:				
- Cost of sales	**1,582**	3,494	**-**	-
- Administration expenses	**-**	282	**-**	-
- Other expenses	**185**	1,550	**-**	-
Property, plant and equipment written off	**8,313**	11,828	**-**	-
Loss on disposal of investments	**-**	3,124	**-**	-
Investments written down	**60**	33,350	**-**	-
Replanting expenditure	**7,456**	7,499	**-**	-
Hire of equipment	**8,287**	8,131	**-**	-
Rental of land and buildings	**3,463**	3,453	**-**	-
Finance cost	**68,201**	67,938	**-**	-
Net exchange losses - realised	**-**	491	**-**	2
Net exchange losses - unrealised	**-**	1,985	**-**	-
Allowance for bad and doubtful debts	**7,369**	6,646	**-**	23
Write-off of net goodwill arising on acquisition of subsidiary companies/additional equity interest in existing Group companies	**94,572**	-	**-**	-
Auditors' remuneration	**1,166**	924	**30**	28
Expenditure paid to subsidiary companies:				
- Finance cost	**-**	-	**1,870**	-
- Rental of land and buildings	**-**	-	**1,739**	1,668
- Rental of equipment	**-**	-	**774**	711
- Service fees	**-**	-	**927**	893
Credits:				
Interest income	**70,339**	56,673	**24,330**	20,449
Net gain on disposal of property, plant and equipment and real property assets	**76,831**	25,993	**-**	191
Net gain on disposal of investments	**5,434**	-	**-**	-
Rental income from land and buildings	**42,981**	39,879	**-**	-
Net write-back of diminution in value of investments	**1,332**	10,684	**-**	-
Net exchange gains - realised	**310**	-	**1**	-
Net exchange gains - unrealised	**52**	-	**105**	77
Dividends (gross) from:				
- Quoted local companies	**3,535**	3,813	**-**	-
- Quoted foreign corporations	**925**	922	**-**	-
Income from subsidiary companies:				
- Management and licensing fees	**-**	-	**298,400**	301,320
- Gross dividends	**-**	-	**134,921**	123,282
- Interest income	**-**	-	**30,385**	35,137
- Shared services fees	**-**	-	**4,819**	4,391
- Royalty	**-**	-	**675**	207
Other information:				
Non statutory audit fees				
- payable to auditors	**876**	84	**774**	4
- payable to firms affiliated to the auditors	**299**	2,464	**94**	-

10. STAFF COSTS

	Group		Company	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Wages, salaries and bonuses	**380,087**	375,174	**32,236**	38,152
Defined contribution plan	**40,913**	45,712	**2,206**	5,410
Other short-term employee benefits	**37,178**	40,026	**1,554**	1,021
(Reversal)/provision of retirement gratuities	**(23,616)**	28,664	**2,445**	4,438
	434,562	489,576	**38,441**	49,021
Number of employees at year end (thousands)	**15.5**	14.7	**0.1**	0.1

Staff costs, as shown above, include the remuneration of executive directors.

11. DIRECTORS' REMUNERATION

	Group		Company	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Non-Executive Directors*:				
Fees	**230**	262	**180**	192
Professional fees	**92**	264	**92**	264
Salary & bonus	**-**	268	**-**	-
Defined contribution plan	**-**	37	**-**	-
Other short-term employee benefits	**-**	109	**-**	66
Provision/(write-back) for retirement gratuities	**-**	127	**-**	-
	322	1,067	**272**	522
Executive Directors:				
Fees	**835**	518	**418**	240
Salaries & bonuses	**53,156**	65,918	**24,133**	30,729
Defined contribution plan	**3,155**	9,595	**1,323**	4,490
Other short-term employee benefits	**420**	599	**-**	-
Provision/(write-back) for retirement gratuities	**(291)**	8,103	**3,315**	3,525
	57,275	84,733	**29,189**	38,984
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 9)	**57,597**	85,800	**29,461**	39,506
Estimated money value of benefits-in-kind (not charged to the income statements):				
Non-Executive Directors	**-**	60	**-**	38
Executive Directors	**621**	307	**146**	69
	621	367	**146**	107
	58,218	86,167	**29,607**	39,613

* For financial year ended 31 December 2002, a Non-Executive Director of the Company received salary and related benefits from an indirect subsidiary company by virtue of him being an Executive Director of the said indirect subsidiary company.

11. DIRECTORS' REMUNERATION (Cont'd)

Remuneration of Directors of the Company, in respect of services rendered to the Company and its subsidiary companies is in the following bands:

			2003	2002
			Number	
Amounts in RM'000				
Non-Executive Directors:				
50 and below			-	2
50	-	100	**2**	1
100	-	150	**1**	-
900	-	950	-	1
Executive Directors:				
900	-	950	-	1
1,050	-	1,100	**1**	-
1,350	-	1,400	**2**	-
1,450	-	1,500	**1**	-
1,650	-	1,700	-	1
12,500	-	12,550	**1**	-
13,900	-	13,950	-	1
40,150	-	40,200	**1**	-
68,500	-	68,550	-	1

Executive directors of the Company have been granted options under the Employees Share Option Scheme ("ESOS") on the same terms and conditions as those offered to other employees. Details of the ESOS are set out in Note 28. The unissued shares under the ESOS in respect of Directors are as follows:

		Number of shares			
Grant Date	Subscription price per share RM	At 1 January '000	Granted '000	Relinquished/ lapsed '000	At 31 December '000
Financial year ended 31.12.2003:					
2 September 2002	**14.34**	**4,000**	**250**	-	**4,250**
Financial year ended 31.12.2002:					
16 December 1994	19.80	1,900	-	(1,900)	-
2 September 2002	14.34	-	4,000	-	4,000

No share option is vested at balance sheet date.

12. TAXATION

	Group		Company	
	2003	2002	**2003**	2002
Current taxation charge:				
Malaysian income tax charge	**450.0**	396.6	**104.7**	119.4
Foreign income tax charge	**4.7**	0.1	-	-
	454.7	396.7	**104.7**	119.4
Deferred tax charge/(reversal)	**37.6**	14.1	**16.7**	(0.8)
Share of tax of associated companies	**13.9**	34.1	-	-
	506.2	444.9	**121.4**	118.6
Prior years' taxation:				
Income tax over provided	**(18.4)**	(11.3)	-	-
Deferred tax (over)/under provided	**(7.1)**	23.0	-	-
	480.7	456.6	**121.4**	118.6

12. TAXATION (Cont'd)

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:

	Group		Company	
	2003	2002	**2003**	2002
	%	%	**%**	%
Malaysian tax rate	**28.0**	28.0	**28.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**4.6**	3.8	**3.1**	0.3
- different tax regime	**0.8**	(1.2)	**-**	-
- tax incentive	**(0.4)**	(0.2)	**-**	-
- income not subject to tax	**(1.4)**	(1.3)	**(0.6)**	(0.6)
- (over)/under provision in prior years	**(1.6)**	0.8	**-**	-
- others	**0.8**	(0.6)	**(0.5)**	-
Average effective tax rate	**30.8**	29.3	**30.0**	27.7

Subject to the agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiary companies available for which the related tax effects have not been recognised in the net income amounted to approximately RM74.9 million as at the financial year end (2002: RM101.0 million). The amount of tax saving for which credit is recognised during the financial year is RM0.7 million (2002: RM Nil).

Subject to the agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,470.9 million (2002: RM1,378.1 million) which is available for set off against future taxable profits of the respective companies of the Group.

13. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share:

Basic earnings per share of the Group is calculated by dividing the net profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	2003	2002
Net profit for the financial year (RM'000)	**713,811**	756,523
Weighted average number of ordinary shares in issue	**704,338,954**	704,338,954
Basic earnings per share (sen)	**101.34**	107.41

b) Diluted earnings per share:

For the diluted earnings per share calculation, the Group's net profit for the financial year is reduced by the lower consolidated earnings from subsidiaries, arising from the potential dilution of the Group's shareholdings in those subsidiaries that have issued potential ordinary shares that are dilutive to minority shareholders. The weighted average number of ordinary shares in issue of the Company is also adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

13. EARNINGS PER SHARE (Cont'd)

b) Diluted earnings per share: (Cont'd)

	2003 RM'000	2002 RM'000
Earnings adjusted as follows:		
Net profit for the financial year	**713,811**	756,523
Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of Asiatic Development Berhad, a 54.9% owned subsidiary of the Company	**(474)**	(229)
Dilution of earnings on potential exercise of ESOS awarded to executives of Resorts World Bhd, a 56.8% owned subsidiary of the Company	**(476)**	(78)
Adjusted earnings for the financial year	**712,861**	756,216
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue	**704,338,954**	704,338,954
Adjustment for share options granted to executives of the Company	**223,051**	32
Adjusted weighted average number of ordinary shares in issue	**704,562,005**	704,338,986
Diluted earnings per share (sen)	**101.18**	107.37

14. DIVIDENDS

	2003		2002	
	Gross dividend per share Sen	**Amount of dividend, net of tax RM million**	Gross dividend per share Sen	Amount of dividend, net of tax RM million
Interim dividend paid	**7.0**	**35.5**	7.0	35.5
Proposed final dividend	**14.5**	**73.5**	13.5	68.5
	21.5	**109.0**	20.5	104.0

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2003 of 14.5 sen less 28% tax (2002: 13.5 sen less 28% tax) per ordinary share of 50 sen each amounting to RM73.5 million (2002: RM68.5 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

15. PROPERTY, PLANT AND EQUIPMENT

2003 Group	Freehold land and plantations	Long leasehold land and plantations	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
Beginning of the financial year	441.2	593.2	3,011.4	198.6	2,501.0	103.2	6,848.6
Additions	14.6	40.3	2.6	3.1	113.7	228.3	402.6
Disposals	(1.0)	-	(2.5)	(0.1)	(15.4)	(0.8)	(19.8)
Written off	-	(0.5)	(15.7)	(0.1)	(4.8)	-	(21.1)
Assets of companies acquired	-	3.5	41.1	-	1,255.2	1.2	1,301.0
Reclassifications/transfers	-	(62.8)	59.3	111.6	78.9	(187.0)	-
Currency fluctuations	-	-	-	-	1.7	-	1.7
Others	-	1.0	-	-	-	(0.7)	0.3
End of the financial year	454.8	574.7	3,096.2	313.1	3,930.3	144.2	8,513.3
Accumulated depreciation:							
Beginning of the financial year	-	(23.7)	(452.9)	(25.4)	(1,459.9)	-	(1,961.9)
Charge for the financial year	-	(2.4)	(69.5)	(6.8)	(266.4)	-	(345.1)
Disposals	-	-	0.5	-	9.2	-	9.7
Written off	-	-	8.8	-	4.0	-	12.8
Reclassifications/transfers	-	3.6	1.0	(3.6)	(1.0)	-	-
Currency fluctuations	-	-	-	-	(0.8)	-	(0.8)
Others	-	(0.8)	-	-	0.3	-	(0.5)
End of the financial year	-	(23.3)	(512.1)	(35.8)	(1,714.6)	-	(2,285.8)
Accumulated impairment losses:							
Beginning of the financial year	-	-	-	-	(5.3)	-	(5.3)
Charge for the financial year	-	(0.2)	-	-	(1.6)	-	(1.8)
Reversal due to disposal of assets	-	-	-	-	1.6	-	1.6
End of the financial year	-	(0.2)	-	-	(5.3)	-	(5.5)
Net book value at end of the financial year	454.8	551.2	2,584.1	277.3	2,210.4	144.2	6,222.0
Comprising							
Cost	124.3	532.0	2,900.7	313.1	3,918.9	144.2	7,933.2
At valuation:							
- 1981	116.9	-	-	-	-	-	116.9
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.2	-	-	-	-	-	15.2
	454.8	574.7	3,096.2	313.1	3,930.3	144.2	8,513.3

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

2002 Group	Freehold land and plantations	Long leasehold land and plantations	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
Beginning of the financial year	415.8	453.2	2,837.8	214.1	2,245.1	261.2	6,427.2
Additions	23.1	134.3	16.9	2.7	123.7	183.2	483.9
Disposals	(0.4)	-	(3.3)	(5.0)	(10.9)	-	(19.6)
Written off	-	(0.3)	(0.2)	(10.7)	(5.2)	-	(16.4)
Reclassifications/transfers	2.7	6.0	171.8	(2.0)	156.1	(334.6)	-
Currency fluctuations	-	-	0.2	-	2.4	-	2.6
Others	-	-	(11.8)	(0.5)	(10.2)	(6.6)	(29.1)
End of the financial year	441.2	593.2	3,011.4	198.6	2,501.0	103.2	6,848.6
Accumulated depreciation:							
Beginning of the financial year	-	(19.2)	(388.1)	(24.1)	(1,274.4)	-	(1,705.8)
Charge for the financial year	-	(3.6)	(66.7)	(4.7)	(204.8)	-	(279.8)
Disposals	-	-	2.2	1.6	5.9	-	9.7
Written off	-	-	0.1	1.1	3.4	-	4.6
Reclassifications/transfers	-	(0.9)	(0.4)	0.2	0.2	-	(0.9)
Currency fluctuations	-	-	(0.1)	-	(1.7)	-	(1.8)
Others	-	-	0.1	0.5	11.5	-	12.1
End of the financial year	-	(23.7)	(452.9)	(25.4)	(1,459.9)	-	(1,961.9)
Accumulated impairment losses:							
Beginning of the financial year	-	-	-	-	-	-	-
Charge for the financial year	-	-	-	-	(5.3)	-	(5.3)
End of the financial year	-	-	-	-	(5.3)	-	(5.3)
Net book value at end of the financial year	441.2	569.5	2,558.5	173.2	1,035.8	103.2	4,881.4
Comprising							
Cost	109.7	550.5	2,815.9	198.6	2,489.6	103.2	6,267.5
At valuation:							
- 1981	117.2	-	-	-	-	-	117.2
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.9	-	-	-	-	-	15.9
	441.2	593.2	3,011.4	198.6	2,501.0	103.2	6,848.6

Fixed assets have been revalued by the Directors based upon valuations carried out by independent firms of professional valuers using the fair market value basis except for assets revalued in 1991, which were based on the values determined by a regulatory authority in connection with a restructuring exercise. The net book value of the revalued assets of the Group would have amounted to RM317.6 million (2002: RM320.2 million) had such assets been stated in the financial statements at cost.

Interest on borrowings directly related to construction in progress that has been capitalised within additions to plant and machinery amounted to RM0.7 million (2002: RM2.0 million) during the financial year. The interest charged on the borrowings was 4.48% (2002: 3.98%) per annum.

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

2003 **Company**	Freehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
Cost:				
Beginning of the financial year	**8.8**	**15.4**	**-**	**24.2**
Additions	**-**	**1.9**	**0.1**	**2.0**
End of the financial year	**8.8**	**17.3**	**0.1**	**26.2**
Accumulated depreciation :				
Beginning of the financial year	**(4.9)**	**(12.8)**	**-**	**(17.7)**
Charge for the financial year	**(0.3)**	**(1.9)**	**-**	**(2.2)**
End of the financial year	**(5.2)**	**(14.7)**	**-**	**(19.9)**
Net book value at end of the financial year	**3.6**	**2.6**	**0.1**	**6.3**
2002 **Company**				
Cost:				
Beginning of the financial year	8.8	16.0	0.4	25.2
Reclassifications/transfers	-	0.4	(0.4)	-
Additions	-	0.7	-	0.7
Disposals	-	(0.6)	-	(0.6)
Written off	-	(1.1)	-	(1.1)
End of the financial year	8.8	15.4	-	24.2
Accumulated depreciation :				
Beginning of the financial year	(4.6)	(13.1)	-	(17.7)
Charge for the financial year	(0.3)	(1.4)	-	(1.7)
Disposals	-	0.6	-	0.6
Written off	-	1.1	-	1.1
End of the financial year	(4.9)	(12.8)	-	(17.7)
Net book value at end of the financial year	3.9	2.6	-	6.5

16. REAL PROPERTY ASSETS

	Group	
	2003	2002
Land held for development:		
At cost	**41.5**	37.5
At valuation:		
- 1981	**7.5**	7.5
- 1983	**40.7**	47.9
- 1989	**163.1**	163.1
- 1995	**74.7**	74.7
- 1996	**37.3**	39.4
	364.8	370.1
Development expenditure	**148.9**	155.0
	513.7	525.1

The bases of valuation of land held for development are consistent with those indicated in Note 15.

Exemption No. 82-4962

17. SUBSIDIARY COMPANIES

	Company 2003	2002
Investment in subsidiary companies:		
Quoted shares in Malaysia - at cost	**714.8**	569.7
Unquoted shares - at cost	**1,522.5**	1,417.7
	2,237.3	1,987.4
Market value of quoted shares	**6,974.2**	6,217.6

Amount due from subsidiary companies are unsecured and comprise:

	2003	2002
Current:		
Interest bearing	**448.2**	96.7
Interest free	**187.4**	165.4
	635.6	262.1
Non-current:		
Interest bearing (see Note 23)	**-**	371.9
	635.6	634.0

Amount due to subsidiary companies are unsecured and comprise:

	2003	2002
Current:		
Interest bearing	**21.3**	-
Interest free	**81.2**	47.2
	102.5	47.2
Non-current:		
Interest bearing (see Note 27)	**73.4**	-
	175.9	47.2

The interest free portion of the amount due from/to subsidiary companies has no fixed repayment terms.

The interest bearing portion of the amount due from subsidiary companies bears interest at rates ranging from 2.0% to 7.4% (2002: 2.0% to 7.4%) per annum. This includes a loan extended by the Company to Resorts World Bhd ("RWB"), a 56.8% owned subsidiary of the Company, to part-finance its investment in Star Cruises Limited, a 36.0% owned associated company of RWB. The loan was reclassified from non-current to current assets as at 31 December 2003 as it is to be fully repaid by RWB by 31 December 2004.

Included in the interest bearing amount due to subsidiary companies, is a US Dollar term loan obtained by the Company from Genting Sanyen Power (Labuan) Limited, a 97.7% owned subsidiary of the Company, during the financial year to finance the Group's investments in overseas power projects. The loan bears interest at 3.6% per annum and is repayable in full over ten half yearly instalments maturing in the year 2008.

The subsidiary companies are listed in Note 40.

18. ASSOCIATED COMPANIES

	Group 2003	Group 2002
Quoted - at cost:		
Shares in foreign corporation, less goodwill written off	**2,005.8**	1,777.6
Group's share of post acquisition reserves	**45.7**	132.7
	2,051.5	1,910.3
Unquoted - at cost:		
Shares in foreign corporation	**92.1**	-
Shares in Malaysian companies	**2.1**	10.1
Group's share of post acquisition reserves	**13.4**	510.8
	107.6	520.9
Amount due from associated companies	**5.6**	7.1
Less: Balance included in long term receivables (see Note 23)	**(4.9)**	(5.9)
Balance included in current assets	**(0.7)**	(1.2)
	-	-
	2,159.1	2,431.2
Represented by:		
Share of net assets, other than goodwill of associated companies	**2,159.1**	2,431.2
Market value of quoted shares	**2,117.8**	1,866.1

The amount due from associated companies represents outstanding amounts arising from inter-company sales and purchases, advances and payments made on behalf of associated companies. The amounts due are unsecured and interest free and those amounts included under long term receivables are not repayable within the next twelve months.

The associated companies are listed in Note 40.

19. OTHER LONG TERM INVESTMENTS

	Group 2003	Group 2002
Quoted shares in foreign corporations, at cost	**8.6**	8.3
Less: Amounts written down to-date	**(8.0)**	(8.0)
	0.6	0.3
Unquoted shares in Malaysian companies, at cost	**4.1**	4.1
Less: Amounts written down to-date	**(0.9)**	(0.9)
	3.2	3.2
Other unquoted investment outside Malaysia, at cost	**41.9**	44.6
Less: Amounts written down to-date	**(33.7)**	(32.5)
	8.2	12.1
	12.0	15.6

The market value of the Group's investments in foreign quoted shares amounted to RM1.2 million (2002: RM0.4 million). For the balance of unquoted shares which are carried in the financial statements, it was not practicable within the constraints of cost to estimate reliably the fair values as there are no comparable securities that are traded.

20. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax relates to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group 2003	Group 2002	Company 2003	Company 2002
Deferred tax assets (see (i) below)	**3.8**	23.6	**1.3**	18.0
Deferred tax liabilities				
- subject to income tax (see (ii) below)	**(481.7)**	(134.6)	**-**	-
- subject to real property gains tax (see (iii) below)	**(10.0)**	(10.0)	**-**	-
	(491.7)	(144.6)	**-**	-
Net deferred tax (liability)/asset	**(487.9)**	(121.0)	**1.3**	18.0
At 1 January:				
As previously reported	**(121.0)**	(15.3)	**18.0**	17.2
Prior period adjustments (see Note 38)	**-**	(68.6)	**-**	-
As restated	**(121.0)**	(83.9)	**18.0**	17.2
(Charged)/credited to income statement (see Note 12)				
- property, plant and equipment	**8.5**	(40.0)	**-**	0.1
- provisions	**(34.5)**	1.3	**(16.7)**	0.7
- others	**(4.5)**	1.6	**-**	-
	(30.5)	(37.1)	**(16.7)**	0.8
Acquisition of subsidiary company	**(335.5)**	-	**-**	-
Other movements	**(0.9)**	-	**-**	-
As at 31 December	**(487.9)**	(121.0)	**1.3**	18.0
Subject to income tax:				
i) Deferred tax assets (before offsetting)				
- property, plant and equipment	**1.4**	1.9	**-**	-
- provisions	**8.0**	40.8	**1.7**	18.4
- tax losses	**4.2**	6.9	**-**	-
- others	**1.9**	3.1	**-**	-
	15.5	52.7	**1.7**	18.4
- offsetting	**(11.7)**	(29.1)	**(0.4)**	(0.4)
Deferred tax assets (after offsetting)	**3.8**	23.6	**1.3**	18.0
ii) Deferred tax liabilities (before offsetting)				
- property, plant and equipment	**(450.6)**	(117.9)	**(0.4)**	(0.4)
- real properties assets	**(39.7)**	(39.2)	**-**	-
- others	**(3.1)**	(6.6)	**-**	-
	(493.4)	(163.7)	**(0.4)**	(0.4)
- offsetting	**11.7**	29.1	**0.4**	0.4
Deferred tax liabilities (after offsetting)	**(481.7)**	(134.6)	**-**	-
Subject to real property gains tax:				
iii) Deferred tax liabilities				
- property, plant and equipment	**(8.5)**	(8.5)	**-**	-
- real property assets	**(1.5)**	(1.5)	**-**	-
	(10.0)	(10.0)	**-**	-

20. DEFERRED TAXATION (Cont'd)

The tax effect on the amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group		Company	
	2003	2002	**2003**	2002
Unutilised tax losses	**21.0**	28.3	**-**	-
Property, plant and equiment	**25.0**	177.5	**-**	-
	46.0	205.8	**-**	-

21. PROPERTY DEVELOPMENT

	Group	
	2003	2002
Land held for development:		
At cost	**4.0**	-
At valuation:		
- 1983	**1.1**	1.3
- 1996	**23.6**	21.5
	28.7	22.8
Development expenditure	**96.2**	86.4
Attributable profits	**8.2**	4.1
Progress billings	**(33.8)**	(26.4)
	99.3	86.9

22. INVENTORIES

	Group	
	2003	2002
At cost:		
Raw materials	**32.2**	27.4
Stores and spares	**100.8**	63.9
Food, beverages and other hotel supplies	**7.2**	7.7
Produce stocks and finished goods	**14.8**	25.6
Completed properties	**128.2**	126.4
	283.2	251.0
At net realisable value:		
Completed properties	**0.7**	0.7
	283.9	251.7

23. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2003	2002	**2003**	2002
Current:				
Trade debtors	**279.4**	157.5	**-**	-
Other debtors	**94.2**	80.9	**0.2**	1.0
Less: Allowance for doubtful debts	**(18.3)**	(10.9)	**(0.1)**	(0.1)
	355.3	227.5	**0.1**	0.9
Deposits	**18.0**	57.4	**0.6**	0.5
Advance for plant upgrade and maintenance	**110.0**	-	**-**	-
Prepayments	**24.6**	28.3	**-**	-
	507.9	313.2	**0.7**	1.4

Exemption No. 82-4962

23. TRADE AND OTHER RECEIVABLES (Cont'd)

	Group 2003	Group 2002	Company 2003	Company 2002
Non-current:				
Trade debtors	**14.6**	12.1	**-**	-
Amount due from associated company (see Note 18)	**4.9**	5.9	**-**	-
Amount due from subsidiary company (see Note 17)	**-**	-	**-**	371.9
Other debtors	**0.9**	2.2	**-**	-
	20.4	20.2	**-**	371.9
	528.3	333.4	**0.7**	373.3

The maturity profile for non-current receivables are as follows:

	Group 2003	Group 2002	Company 2003	Company 2002
More than one year and less than two years	**12.9**	5.9	**-**	371.9
More than two years and less than five years	**2.5**	13.8	**-**	-
More than 5 years	**5.0**	0.5	**-**	-
	20.4	20.2	**-**	371.9

The fair values of trade and other receivables closely approximate their book values.

Included in other debtors of the Group are housing and other loans extended to certain executive directors of the Group amounting to RM1.2 million (2002: RM1.3 million). The loans consist of an interest free loan amounting to RM0.5 million (2002: RM0.6 million) and interest bearing loans amounting to RM0.7 million (2002: RM0.7 million). The interest bearing loans carry interest rates of approximately 4% (2002: 4%) per annum.

Credit terms offered by the Group in respect of trade receivables range from 7 days to 120 days from date of invoice.

Trade and other receivables of the Group includes US Dollar denominated receivables amounting to USD32.0 million (2002: USD22.4 million).

24. SHORT TERM INVESTMENTS

	Group 2003	Group 2002	Company 2003	Company 2002
Quoted - at cost:				
Shares in Malaysian companies	**84.2**	84.2	**-**	-
Shares in foreign corporations	**163.4**	86.5	**-**	-
	247.6	170.7	**-**	-
Less: Allowance for diminution in value of investments	**-**	(41.8)	**-**	-
	247.6	128.9	**-**	-
Unquoted - at cost:				
Money market instruments (see Note 25)	**1,081.5**	1,140.5	**676.1**	692.9
	1,329.1	1,269.4	**676.1**	692.9
Market value of quoted shares:				
- Malaysian companies	**102.4**	84.3	**-**	-
- Foreign corporations	**227.1**	48.2	**-**	-
	329.5	132.5	**-**	-

Investment in money market instruments comprise of negotiable certificates of deposit and bankers' acceptances.

Quoted short term investments of the Group are primarily denominated in Sterling Pound whereas the unquoted money market instruments are denominated in Ringgit Malaysia.

25. CASH AND CASH EQUIVALENTS

	Group		Company	
	2003	2002	**2003**	2002
Deposits with licensed banks	**2,700.6**	1,328.3	**214.9**	140.3
Deposits with finance companies	**145.5**	119.8	**73.8**	67.3
Cash and bank balances	**209.4**	178.2	**1.8**	3.2
Bank balances and deposits	**3,055.5**	1,626.3	**290.5**	210.8
Add: Money market instruments (see Note 24)	**1,081.5**	1,140.5	**676.1**	692.9
Bank balances, deposits and money market instruments	**4,137.0**	2,766.8	**966.6**	903.7
Less: Bank overdrafts (see Note 27)	**-**	(0.1)	**-**	-
Cash and cash equivalents	**4,137.0**	2,766.7	**966.6**	903.7

The currency exposure profile and weighted average interest rates of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency Profile		Interest rates		Currency Profile		Interest rates	
	2003	2002	**2003** %	2002 %	**2003**	2002	**2003** %	2002 %
Ringgit Malaysia	**2,100.9**	1,775.4	**2.94**	2.67	**966.0**	903.2	**2.94**	2.68
US Dollars	**2,013.1**	958.7	**1.24**	0.93	**-**	-	**-**	-
Renminbi	**1.5**	24.9	**-**	-	**-**	-	**-**	-
Singapore Dollar	**8.8**	5.1	**0.45**	0.32	**-**	-	**-**	-
Euro	**2.4**	1.9	**2.80**	2.20	**0.6**	0.5	**2.80**	2.26
Other foreign currencies	**10.3**	0.8	**-**	-	**-**	-	**-**	-
	4,137.0	2,766.8			**966.6**	903.7		

The deposits of the Group and Company as at 31 December 2003 have maturity periods ranging between overnight and three months. Cash and bank balances of the Group and Company are held at call.

Included in deposits with licensed banks for the Group is an amount of RM15.4 million (2002: RM15.0 million) deposited by an indirect subsidiary company into various Housing Development Accounts in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act 1966. This amount is available for use by the said subsidiary company for the payment of property development expenditure.

Deposits of an indirect subsidiary company amounting to RM4.5 million (2002: RM4.4 million) have been pledged as security for its bank overdraft facilities.

26. TRADE AND OTHER PAYABLES

	Group		Company	
	2003	2002	**2003**	2002
Trade creditors	**208.2**	177.7	**-**	-
Accruals	**309.5**	189.1	**14.2**	12.3
Retirement gratuities (see Note 30)	**141.7**	-	**68.7**	-
Interest payable	**9.5**	9.9	**-**	-
Deposits	**41.5**	27.9	**-**	-
Other creditors	**106.5**	133.3	**0.7**	3.1
	816.9	537.9	**83.6**	15.4

Included in other creditors and accruals of the Group are progress billings payable and accruals for capital expenditure relating to construction of a hotel, upgrading of resorts infrastructure and balance of purchase consideration for land acquisition amounting to RM75.4 million (2002: RM53.4 million).

Credit terms available to the Group range from 7 days to 90 days from date of invoice.

27. BORROWINGS

	Group 2003	Group 2002	Company 2003	Company 2002
Current				
Unsecured:				
Term loans	**98.0**	39.0	-	-
Redeemable fixed rate bonds	**80.0**	-	-	-
Term Loans/Euro Medium Term Notes - US Dollar	**71.3**	252.1	-	-
Euro Medium Term Notes - Singapore Dollar	-	221.6	-	-
Bank overdrafts - Australian Dollar	-	0.1	-	-
	249.3	512.8	-	-
Non-current				
Unsecured:				
Redeemable Exchangeable Notes				
- US Dollar [see (d) below]	**1,141.5**	-	-	-
Term Loans/Euro Medium Term Notes - US Dollar	**1,008.6**	809.4	-	-
Term loan	**65.0**	115.0	-	-
Amount due to subsidiary company (see Note 17)	-	-	**73.4**	-
Other advances	-	5.4	-	-
	2,215.1	929.8	**73.4**	-
	2,464.4	1,442.6	**73.4**	-

a) The weighted average interest rates (%) per annum before and after interest rate swaps ("IRS") are as follows:

	2003 Before IRS	2003 After IRS	2002 Before IRS	2002 After IRS
Effective during the year:				
Short term loans	**3.9**	**3.9**	3.8	3.8
Long term loan	**4.8**	**4.8**	4.7	4.7
Redeemable fixed rate bonds	**5.9**	**5.9**	-	-
US Dollar Redeemable Exchangeable Notes	**3.6**	**3.6**	-	-
US Dollar Term Loans/Euro Medium Term Notes	**2.4**	**5.1**	2.8	4.8
Singapore Dollar Euro Medium Term Notes	**4.8**	**7.9**	4.8	7.9
Other advances	**7.4**	**7.4**	7.4	7.4
As at 31 December:				
Short term loans	**4.1**	**4.1**	3.9	3.9
Long term loan	**4.8**	**4.8**	4.7	4.7
Redeemable fixed rate bonds	**5.9**	**5.9**	-	-
US Dollar Redeemable Exchangeable Notes	**3.6**	**3.6**	-	-
US Dollar Term Loans/Euro Medium Term Notes	**2.1**	**3.7**	2.7	4.5
Singapore Dollar Euro Medium Term Notes	-	-	4.8	7.9
Other advances	-	-	7.4	7.4

b) The maturity profile and exposure of borrowings of the Group to interest rate risk are as follows:

	Borrowings Floating Interest rate	Borrowings Fixed Interest rate
As at 31 December 2003:		
Before interest rate swaps:		
Less than one year	**119.3**	**130.0**
More than one year and less than two years	**419.4**	**55.0**
More than two years and less than five years	**589.2**	**1,151.5**
After interest rate swaps:		
Less than one year	**98.4**	**150.9**
More than one year and less than two years	**94.4**	**380.0**
More than two years and less than five years	**232.8**	**1,507.9**

27. BORROWINGS (Cont'd)

b) The maturity profile and exposure of borrowings of the Group to interest rate risk are as follows: (Cont'd)

	Borrowings	
	Floating Interest rate	**Fixed Interest rate**
As at 31 December 2002:		
Before interest rate swaps:		
Less than one year	276.2	236.6
More than one year and less than two years	55.8	50.0
More than two years and less than five years	759.0	65.0
After interest rate swaps:		
Less than one year	100.4	412.4
More than one year and less than two years	55.8	50.0
More than two years and less than five years	379.0	445.0

c) The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing periods			
	Total	**1 to 3 months**	**More than 3 months and less than 1 year**	**More than 1 year and less than 2 years**	**More than 2 years and less than 5 years**
As at 31 December 2003:					
Total borrowings	**2,464.4**	**908.5**	**349.4**	**55.0**	**1,151.5**
Movements in repricing periods due to interest rate swaps	**-**	**(702.3)**	**20.9**	**325.0**	**356.4**
	2,464.4	**206.2**	**370.3**	**380.0**	**1,507.9**
As at 31 December 2002:					
Total borrowings	1,442.6	1,067.0	260.6	50.0	65.0
Movements in repricing periods due to interest rate swaps	-	(555.8)	175.8	-	380.0
	1,442.6	511.2	436.4	50.0	445.0

d) Redeemable Exchangeable Notes

On 12 December 2003 ("Issue Date"), the Company through its wholly-owned subsidiary, Prime Venture (Labuan) Limited, issued USD300.0 million nominal value 5-year redeemable exchangeable notes ("Notes") which are exchangeable into existing ordinary shares of RM0.50 each ("Resorts Shares") in Resorts World Bhd held by the Company. The purpose of the issue is to fund the Group's future overseas investments without the need to convert the equivalent Ringgit Malaysia amount of the Group's domestic funds to be remitted overseas.

The main features of the Notes are as follows:

i) The Notes bear interest from the Issue Date at 1% per annum payable in arrear on 12 June and 12 December each year commencing 12 June 2004.

ii) Unless previously redeemed, exchanged or purchased and cancelled, the Notes will be redeemed on 12 December 2008 at 113.82% of their principal amount. The Yield to Maturity of the Notes is 3.55% per annum calculated on a semi-annual basis.

iii) The Noteholder of each Note has the right to exchange such Note into Resorts Shares, at the election of the Noteholder at any time on or after 21 January 2004 to the close of business on 2 December 2008 (10 days to maturity). The initial exchange ratio is 2,849.644 Resorts Shares for each USD10,000 principal amount of the Notes, subject to adjustment in accordance with the terms of the issue.

Exemption No. 82-4962

27. BORROWINGS (Cont'd)

d) Redeemable Exchangeable Notes (Cont'd)

iv) The Notes may be redeemed at the option of the Issuer at the early redemption amount on the date fixed for redemption in whole or in part after 12 December 2005. The early redemption amount is equivalent to 100% of the principal amount plus a premium such that the total amount represents to the Noteholder who would have bought the Notes at par on the closing date, a gross yield equal to the Yield to Maturity up to and including the early redemption amount.

The Redeemable Exchangeable Notes is recognised in the balance sheet as follows:

	USD (Mil)	Equivalent RM (Mil)
Face value	300.0	1,140.0
Premium amortised	0.4	1.5
	300.4	1,141.5

e) Fair values of the borrowings as at the financial year ended 31 December are as follows:

	Group	
	2003	2002
Current	**249.3**	512.8
Non-current	**2,216.9**	932.4

Other unsecured long term advances which were fully repaid during the current financial year represent advances from a minority shareholder in an indirect subsidiary company. Interest payable on the advances amounting to RM0.1 million (2002: RM0.4 million) has been waived.

28. SHARE CAPITAL

	2003	2002
Authorised :		
1,600 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully paid:		
704.4 million (2002: 704.4 million) ordinary shares of 50 sen each	**352.2**	352.2

The Company had in 1994 granted share options pursuant to the Genting Employees' Share Option Scheme for Executives ("Previous ESOS").

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved The Executive Share Option Scheme for Eligible Executives of the Company and its subsidiaries ("New ESOS").

At another EGM held on 25 June 2002, the draft Bye-Laws of the New ESOS was further amended such that the total number of new shares to be offered under the New ESOS Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to the offered under the Scheme up to 5% of the issued and paid up share capital of the Company at the time of the offer.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The Option Holders of the previous ESOS who participated in the New ESOS have relinquished their outstanding option under the previous ESOS.

28. SHARE CAPITAL (Cont'd)

The main features of the New ESOS are as follows:

i) The New ESOS shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible executives are employees of the Group (including executive directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the date of offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the Option, such Option shall cease without any claim against the Company provided always that subject to the written approval of the RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee

the Grantee may exercise his unexercised Option within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the New ESOS shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the New ESOS, by ordinary resolution increase the total number of new shares to be offered under the New ESOS up to 5% of the issued and paid up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the New ESOS would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the New ESOS would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Option shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the Malaysia Securities Exchange Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Option Price per Share shall in no event be less than the nominal value of the Shares.

vii) No option shall be granted for less than 1,000 shares and not more than 1,500,000 shares to any eligible employee.

viii) The option granted can only be exercised by the Grantee in the third year from the date of offer and the number of new shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

ix) All new ordinary shares issued upon exercise of the option granted under the New ESOS will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

28. SHARE CAPITAL (Cont'd)

Set out below are details of options over the ordinary shares of the Company granted under the Previous ESOS and the New ESOS:

Date Granted	Exercisable Period	Subscription price (RM)	At start of financial year ('000)	Offered and accepted ('000)	Exercised ('000)	Lapsed ('000)	At end of financial year ('000)
Financial year ended 31/12/2003:							
Previous ESOS							
16/12/1994	15/12/1999 to 15/12/2004	**19.80**	**679**	**-**	**-**	**(4)**	**675**
New ESOS							
2/9/2002	3/9/2004 to 11/8/2012	**14.34**	**6,988**	**-**	**-**	**(98)**	**6,890**
29/11/2002	30/11/2004 to 11/8/2012	**13.08**	**64**	**-**	**-**	**(3)**	**61**
			7,052	**-**	**-**	**(101)**	**6,951**
Financial year ended 31/12/2002:							
Previous ESOS							
16/12/1994	15/12/1999 to 15/12/2004	19.80	3,317	-	-	(2,638)	679
New ESOS							
2/9/2002	3/9/2004 to 11/8/2012	14.34	-	6,992	-	(4)	6,988
29/11/2002	30/11/2004 to 11/8/2012	13.08	-	64	-	-	64
			-	7,056	-	(4)	7,052

	2003 ('000)	2002 ('000)
Number of share options vested at balance sheet date	**675**	679

29. RESERVES

	Group 2003	Group 2002	Company 2003	Company 2002
Non-Distributable Reserves:				
Share Premium	**97.8**	97.8	**97.8**	97.8
Revaluation Reserves (see Note 38)	**308.5**	310.6	**-**	-
Exchange Differences	**66.2**	57.4	**-**	-
Distributable Reserves:				
Unappropriated Profit (see Note 38)	**6,220.1**	5,608.2	**3,131.2**	2,951.7
	6,692.6	6,074.0	**3,229.0**	3,049.5

29. RESERVES (Cont'd)

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM2,380.0 million (2002: RM2,180.6 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2003, available to frank as tax exempt dividends arising from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act 1999, relating to tax on income earned in 1999 being waived, amounting to approximately RM499.9 million (2002: RM489.8 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board.

30. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2003	2002	**2003**	2002
Beginning of the financial year	**204.1**	175.6	**72.2**	67.7
Charge for the financial year	**7.7**	31.9	**4.8**	4.5
Increase upon acquisition of subsidiary company	**1.1**	-	**-**	-
Write-back of provision	**(31.3)**	(3.1)	**(2.4)**	-
Payments during the financial year	**(0.9)**	(0.3)	**-**	-
End of the financial year	**180.7**	204.1	**74.6**	72.2
Analysed as follows:				
Current (see Note 26)	**141.7**	-	**68.7**	-
Non-current	**39.0**	204.1	**5.9**	72.2
	180.7	204.1	**74.6**	72.2

Included in the current portion of the provision for retirement gratuities of RM141.7 million for the Group and RM68.7 million for the Company, are amounts of RM140.9 million and RM68.3 million respectively relating to the provision made in respect of the retirement gratuity payable to the former Chairman of the Company who retired on 31 December 2003. These amounts were subsequently paid in January 2004.

31. OTHER LIABILITIES

	Group	
	2003	2002
Advance membership fees	**29.5**	24.9
Deferred income	**27.2**	-
Unearned premiums	**-**	0.1
	56.7	25.0

The advance membership fees relate to fees received on sale of timeshare units by an indirect subsidiary company offering a timeshare ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

The deferred income is in respect of a government grant obtained by an indirect subsidiary company for the purchase of plant and machinery. The deferred income is recognised in the income statement over the useful life of the asset.

Exemption No. 82-4962

32. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments:

a) Borrowings

The Group has the following borrowings as disclosed in Note 27:

i) Foreign currency borrowings

As at 31 December 2003:

Currency	Start date	Maturity dates	Foreign currency (Mil) Hedged	Unhedged	Total	Equivalent RM (Mil) Total
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	**608.0**
US Dollar	27/11/2002	29/11/2004 to 27/11/2007	-	53.0	53.0	**201.4**
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	**136.8**
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	**39.4**
US Dollar	29/05/2003	29/11/2003 to 29/05/2008	-	24.8	24.8	**94.3**
US Dollar	12/12/2003	12/12/2008	-	300.4	300.4	**1,141.5**
Total						**2,221.4**

As at 31 December 2002:

Currency	Start date	Maturity dates	Foreign currency (Mil) Hedged	Unhedged	Total	Equivalent RM (Mil) Total
Singapore Dollar	26/05/2000	26/05/2003	100.0	-	100.0	221.6
US Dollar	16/06/2000	16/06/2003	26.0	-	26.0	99.4
US Dollar	25/04/2001	25/04/2003	40.0	-	40.0	152.7
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	608.0
US Dollar	27/11/2002	29/11/2004 to 27/11/2007	-	53.0	53.0	201.4
Australian Dollar	-	On demand	-	0.04	0.04	0.1
Total						1,283.2

As at 31 December 2003, the US Dollar ("USD") borrowings as shown above, which are obtained by subsidiaries of Resorts World Bhd ("RWB"), a 56.8% owned subsidiary of the Company, are guaranteed by RWB. These borrowings are repayable in full on the respective maturity dates.

The Cross Currency Swap agreements which the Group had previously entered into to convert the Singapore Dollar borrowings outstanding as at 31 December 2002 terminated on 26 May 2003 upon settlement of these borrowings.

Similarly, the forward foreign exchange contracts that were in place as at the financial year ended 31 December 2002 to hedge a portion of the USD borrowings into Ringgit Malaysia have been unwound upon settlement of the underlying borrowings. The outstanding USD borrowings as at 31 December 2003 have not been hedged into Ringgit Malaysia.

ii) Local currency borrowings

Start date	Maturity dates	RM (Mil) 2003	2002
24/07/1995	Not specified	-	5.4
14/08/2002	13/02/2004	**30.0**	30.0
14/08/2002	13/08/2004	**20.0**	20.0
14/08/2002	13/02/2005	**20.0**	20.0
14/08/2002	13/08/2005	**35.0**	35.0
29/08/2002	28/02/2006	**10.0**	10.0
11/09/2002	11/09/2003	-	15.0
25/10/2002	24/04/2003	-	24.0
31/03/2003	07/05/2004	**80.0**	-
27/10/2003	27/04/2004	**48.0**	-
Total		**243.0**	159.4

32. FINANCIAL INSTRUMENTS (Cont'd)

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months or six months LIBOR and pays interest either at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	Equivalent RM (Mil)
As at 31 December 2003:		
Within one year	**11.9**	**45.1**
More than one year and less than 5 years	**198.4**	**754.0**
	210.3	**799.1**
As at 31 December 2002:		
Within one year	46.0	175.8
More than one year and less than 5 years	100.0	380.0
	146.0	555.8

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above. Of the above IRS, USD25.5 million (RM96.9 million) refer to IRS that serve to convert the borrowings from floating rate to floating rate in arrears subjected to a maximum ("cap") on the LIBOR of 5% per annum.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM23.2 million (2002: RM33.2 million).

c) Forward Foreign Exchange Contracts

As at the end of the financial year, the outstanding forward foreign exchange contracts are as follows:

As at 31 December 2003:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM (Mil)
USD	05/03/03 to 23/09/03	26/01/04 to 26/04/04	3.9	**14.9**
EUR	05/12/03	30/01/04 to 31/03/04	1.5	**6.8**
SGD	05/12/03	31/03/04	0.2	**0.4**
JPY	05/12/03	27/02/04	82.0	**2.9**

As at 31 December 2002:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM (Mil)
USD	04/04/02 to 02/10/02	27/01/03 to 25/07/03	134.3	513.3
EUR	30/08/02 to 27/12/02	01/01/03 to 28/02/03	0.8	2.9

As these foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM126,500 (2002: RM83,000).

33. CONTINGENCIES

a) Contingent Liabilities

Group

As at the end of the financial year, unsecured bank guarantees of RM2.4 million (2002: RM4.1 million) were given by an indirect subsidiary company in relation to a property development project that was previously undertaken by the subsidiary until the disposal of the development property in the year 2002. The Directors of the subsidiary company do not expect any loss to arise in respect of these guarantees. The purchaser of the development property has agreed to indemnify the subsidiary against all losses arising out of the bank guarantees and the subsidiary company is in the process of discharging itself from the guarantees.

Company

As at the end of the financial year, the Company had given an unconditional and irrevocable guarantee on the USD300.0 million nominal value 5-year redeemable exchange notes ("Notes") issued through its wholly-owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"). The guarantee is for the due payment of all sums, including principal, premium and interest and of any additional amounts expressed to be payable by PVLL under the Trust Deed and the Notes and the due and punctual performance of all PVLL's obligations under the Trust Deed and the Notes, including the Exchange Rights. The guarantee constitutes a senior, direct, unsubordinated, unconditional and unsecured obligation of the Company. The fair value of the guarantee as at the financial year end is not disclosed as it was practicable to estimate it reliably.

b) Contingent Assets

Group

The disposal of the Group's 45% interest in the Muturi Production Sharing Contract ("PSC") via Laila Limited in July 2001 for USD106.8 million and a deferred share of future pre-tax income from this PSC (the "Deferred Consideration"), enables the Group to retain rights to long-term future cash flows from the Tangguh Project. The Deferred Consideration has not been recognised in the financial statements as the economic benefits arising from the long-term future cash flows are not certain as at the end of the financial year and therefore cannot be quantified.

Certain subsidiaries of the Group had in November 2000 disposed their interest of 29.1 million shares of NCL Holding ASA ("NCL") to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Ltd, which in turn is a 35.99% associated company of Resorts, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. Pursuant to this decision, Arrasas is required to pay NOK 10 per share (representing the amount in excess of NOK 15 per share as previously agreed under respective stock purchase agreements). Consequently, the Group may receive an additional consideration amounting to approximately RM165.7 million (USD43.6 million). On 8 January 2004, Arrasas appealed the decision.

34. CAPITAL COMMITMENTS

	Group 2003	Group 2002
Authorised capital expenditure not provided for in the financial statements:		
- contracted	**396.3**	607.8
- not contracted	**403.1**	492.9
	799.4	1,100.7
Analysed as follows:		
- Property, plant and equipment	**730.8**	743.1
- Investments	**59.8**	352.4
- Others	**8.8**	5.2
	799.4	1,100.7

35. SIGNIFICANT ACQUISITIONS

i) On 24 March 2003, Mastika Lagenda Sdn Bhd, an indirect 97.7% owned subsidiary of the Company completed the acquisition of an additional 20% equity stake in Genting Sanyen Power Sdn Bhd ("GSP") from Tenaga Nasional Berhad. With this acquisition, the Group's shareholding in GSP increased from 40% to 60%. Consequently, GSP's financial performance has been consolidated into the Group's results with effect from 1 April 2003.

The effect of the acquisition of the additional 20% equity interest in GSP on the financial results of the Group for the current financial year are as follows:

	1/4/2003 to 31/12/2003
Revenue	533.6
Cost of sales	(294.0)
Gross profit	239.6
Other operating income	9.2
Administrative expenses	(20.2)
Other operating expenses	(13.1)
Profit from operations	215.5
Finance cost	(6.7)
Share of results of associated company	-
Profit from ordinary activities before taxation	208.8
Taxation	(57.0)
Profit from ordinary activities after taxation	151.8
Minority shareholders' interests	(62.8)
Less: Group's share of net profit had the Group not acquired the additional 20% interest	(59.3)
Increase in Group's share of net profit for the financial year	29.7

The effect of the acquisition of the additional 20% equity interest in GSP on the Group's financial position at the year end was as follows:

Non-current assets	1,253.4
Current assets	419.2
Current liabilities	(177.2)
Non-current liabilities	(316.8)
Net assets	1,178.6
Minority interests	(487.7)
Group's share of net assets	690.9
Less: Amount accounted for as an associated company	(531.9)
Group's share of profit had the Group not acquired the additional 20% equity interest	(59.3)
Increase in Group's net assets	99.7

35. SIGNIFICANT ACQUISITIONS (Cont'd)

Net assets acquired and net cash inflow on acquisition of GSP is analysed as follows:

Property, plant and equipment	(1,295.9)
Inventories	(34.4)
Trade and other receivables	(211.3)
Bank balances and deposits	(451.1)
Trade and other payables	64.4
Short term borrowings	150.0
Taxation	11.1
Long term loan	80.0
Deferred taxation	334.1
Provision for retirement gratuities	1.2
Minority interests	546.7
	(805.2)
Net assets attributable to shares previously held and treated as associated company	531.9
Reserve on consolidation	33.3
Total purchase consideration	(240.0)
Bank balances and deposits of subsidiary company acquired	451.1
Net cash inflow on acquisition of subsidiary company	211.1

ii) On 30 May 2003, Genting Sanyen Power (Labuan) Limited, an indirect wholly owned subsidiary of the Company, acquired the entire issued share capital of Genting Power (Swiss) GmbH (formerly known as NR Generating Holdings (No. 3) GmbH Switzerland) ("GPS") for a purchase consideration of USD0.48 million (RM1.8 million). Simultaneously, the Group also settled a debt owing by GPS to its previous owner amounting to USD27.1 million (RM103.0 million).

GPS owns 100% of WEB Energy Ltd ("WEB") and 74% of Eastern Generation Services (India) Pvt. Ltd. WEB owns 30% of Lanco Kondapalli Power Pvt. Ltd.

The effect of this acquisition on the financial results of the Group during the financial year is as follows:

	1/6/2003 to 31/12/2003
Revenue	1.2
Cost of sales	-
Gross profit	1.2
Other operating income	0.1
Administrative expenses	(0.6)
Other operating expenses	(0.3)
Profit from operations	0.4
Share of results of associated company	9.4
Profit from ordinary activities before taxation	9.8
Taxation - corporate tax	(0.7)
- share of tax in associated company	(2.3)
Profit from ordinary activities after taxation	6.8
Minority shareholders' interests	-
Increase in Group's share of net profit	6.8

35. SIGNIFICANT ACQUISITIONS (Cont'd)

The effects of this acquisition on the Group's financial position at the year end was as follows:

Non-current assets	97.4
Current assets	34.8
Current liabilities	(112.9)
Non-current liabilities	(1.3)
Net assets	18.0
Minority interests	(1.0)
Group's share of net assets	17.0

Net assets acquired and net cash inflow on acquisition of subsidiary company is analysed as follows:

Property, plant and equipment	(1.6)
Associated company	(92.5)
Trade and other receivables	(5.1)
Bank balances and deposits	(22.5)
Trade and other payables	103.4
Taxation	4.1
Deferred taxation	1.4
Minority interests	1.5
	(11.3)
Reserve on consolidation	9.5
Total purchase consideration	(1.8)
Bank balances and deposits of subsidiary company acquired	22.5
Net cash inflow on acquisition of subsidiary company	20.7

36. SIGNIFICANT NON-CASH TRANSACTIONS

a) Borrowings of the Group reclassified from non-curent to current amounted to RM131.8 million (2002: RM473.7 million). There was also a reclassification from provision for retirement gratuities shown under non-current liabilities to trade and other payables amounting to RM141.7 million (2002: RM Nil). These amounts are expected to be settled during the year 2004.

b) The completion of the disposal of 953 acres of land by Asiatic Indahpura Development Sdn Bhd ("AIDSB"), an indirect subsidiary company to Ambang Budi Sdn Bhd ("ABSB") for a total consideration of RM82.7 million in March 2003. Arising from this disposal, a gain of RM69.1 million was realised and included in gross profit. The related tax charge of RM16.2 million had been provided accordingly. The disposal had resulted in a reduction of approximately of RM13.6 million in real property assets of the Group.

The above disposal had no cash flow effect as the sale consideration of RM82.7 million was utilised to set off the following interdependent transactions with ABSB:

i) the purchase consideration of RM77.3 million on the acquisition of the remaining 30% equity interest in AIDSB; and

ii) the borrowings of RM5.4 million from ABSB.

Exemption No. 82-4962

37. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

	2003	2002
a) Rendering of services:		
i) Reimbursements by Genting International PLC, a 63.0% owned subsidiary of the Company to Star Cruises (HK) Ltd and Star Cruise Management Ltd, both wholly owned subsidiary companies of Star Cruises Limited ("SCL"), a corporation in which the Group has an effective 20.4% ownership interest, for expenses incurred in maintaining representative offices in China, Thailand and India.	**1.6**	1.4
ii) Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 56.8% owned subsidiary of the Company to SCL.	**2.0**	3.1

Tan Sri Lim Goh Tong, who retired as the Chairman and Chief Executive of the Company on 31 December 2003 is also a shareholder of SCL and a preference unit holder of the Golden Hope Unit Trust ("GHUT") which is a substantial (49.7%) shareholder of SCL and of which Golden Hope Limited ("GHL") is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.

Tan Sri Lim Kok Thay, the Managing Director of the Company is also the Chairman, President and Chief Executive Officer of SCL and a shareholder, and has a call option to acquire shares in SCL; and a preference unit holder of the GHUT which is a substantial (49.7%) shareholder of SCL and of which GHL is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL. Tan Sri Lim Goh Tong is the father of Tan Sri Lim Kok Thay.

	2003	2002
b) Rental of premises and provision of connected services by RWB to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (nee Lee) Kim Hua, the spouse of Tan Sri Lim Goh Tong is a director and substantial shareholder of Oriregal.	**1.2**	1.3

Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.

The rental charges to Oriregal are transacted at commercial rates except for the rental of premises at the Genting Hotel and the Highlands Hotel which are 44% and 18% lower than the comparable range of commercial rate charged to other tenants respectively as a larger space is occupied. The rental of premises at the Resort Hotel is 39% lower than similar premises as they are located at a lower traffic area.

	2003	2002
c) Progress payments made by Asiatic Land Development Sdn Bhd, a wholly owned subsidiary company of Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company, to the constructor, Kien Huat Development Sdn Bhd, a company in which Datuk Lim Chee Wah, a son of Tan Sri Lim Goh Tong and a brother of Tan Sri Lim Kok Thay, is a director and has deemed substantial financial interest, for the development of properties in Kulai, Johor. The progress payments include fees and reimbursables totalling RM0.7 million (2002: RM0.6 million).	**16.7**	15.5
d) Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly owned subsidiary of the Company to Southern Bank Berhad, a company in which Dato' Tan Teong Hean, a son-in-law of Tan Sri Lim Goh Tong and a brother-in-law of Tan Sri Lim Kok Thay, is a director and substantial shareholder.	**2.1**	2.3

37. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (Cont'd)

e) Undertaking and Sub-Underwriting Arrangement

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary company of the Company has on 16 October 2003, given a letter of undertaking to SCL to provide an irrevocable undertaking to SCL to subscribe for its entire proportionate entitlement pursuant to SCL's Rights Issue ("the Undertaking"). The proportionate entitlement under the Undertaking involves the subscription of up to a total of 121,184,054 new ordinary shares of USD0.10 each at the subscription price of HKD2.25 per share costing a total of HKD272.7 million.

RWL has also on 16 October 2003 entered into a sub-underwriting arrangement with JP Morgan Securities Limited to sub-underwrite the public portion of SCL's Rights Issue at a commission of 1% of the total subscription value of the public portion of SCL's Rights Issue. The public portion involved the subscription of up to 52,175,378 ordinary shares of USD0.10 each at the subscription price of HKD2.25 per share and amounted to HKD117.4 million.

Pursuant to the undertaking and sub-underwriting arrangements as mentioned above, RWL subsequently subscribed for its entire proportionate entitlement of 121,184,053 ordinary shares of USD0.10 each at the subscription price of HKD2.25 per share which amounted to HKD272.7 million; and a total of 38,588,037 ordinary shares of USD0.10 each in SCL, being the untaken public portion of rights entitlement, at the subscription price of HKD2.25 per share which amounted to HKD86.8 million.

38. PRIOR PERIOD ADJUSTMENT

During the financial year, the Group changed its accounting policy in respect of accounting for deferred taxation in compliance with Malaysian Accounting Standards Board Standard No. 25 on Income Taxes:

In previous financial years:

i) deferred taxation was recognised for timing differences except when there was reasonable evidence that such timing differences would not reverse in the foreseeable future. The tax effect of timing differences that resulted in a debit balance or a debit to the deferred tax balance was not carried forward unless there was a reasonable expectation of its realisation.

ii) the potential tax saving on tax losses carried forward was only recognised if there was assurance beyond any reasonable doubt that future taxable income would be sufficient for the benefit of the loss to realised.

iii) where there was intention to dispose of revalued assets, the deferred tax relating to such assets was recognised through a transfer from the related revaluation surplus. No provision nor disclosure was made of this tax effect where the Group intended to hold such assets for the foreseeable future.

The Group has now changed its accounting policy to recognise deferred tax on temporary differences arising from a comparison of the amounts attributable to assets and liabilities for tax purposes and their corresponding carrying values in the financial statements. Deferred tax assets are recognised to the extent that is probable that taxable profit will be available against which deductible temporary differences or unused tax losses can be utilised.

The change in accounting policy has no material impact on the net profit of the Group and the Company for the financial year ended 31 December 2003.

The change in accounting policy for the previous financial year has been accounted for retrospectively and prior period comparatives have been adjusted as follows:

	As previously reported	***Effect of change in accounting policy***	**As restated**
Group			
As at 1 January 2003:			
Balance sheet:			
Unappropriated profit	5,581.0	27.2	5,608.2
Revaluation reserves	382.2	(71.6)	310.6
Deferred taxation asset	18.0	5.6	23.6
Deferred taxation liability	66.5	78.1	144.6
Minority interests	2,432.8	(28.1)	2,404.7
Income statement:			
Taxation charge	452.7	3.9	456.6
Minority shareholders' interests	345.4	1.0	346.4

Exemption No. 82-4962

38. PRIOR PERIOD ADJUSTMENT (Cont'd)

	As previously reported	Effect of change in accounting policy	As restated
Group			
As at 1 January 2003:			
Others:			
Basic earnings per share (sen)	108.10	(0.69)	107.41
Diluted earnings per share (sen)	108.06	(0.69)	107.37
Net tangible assets per share (RM)	9.19	(0.07)	9.12
As at 1 January 2002:			
Unappropriated profit	4,916.8	32.1	4,948.9
Revaluation reserves	383.9	(71.6)	312.3

39. SIGNIFICANT EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

i) On 19 January 2004, Genting International PLC ("GIPLC"), an indirect 63.0% owned subsidiary of the Company announced that Calidone Limited ("CL"), a wholly-owned subsidiary of GIPLC, had entered into a Shareholders' Agreement with Star Cruises (C) Limited ("SCCL"), a wholly-owned subsidiary of Star Cruises Limited ("SCL"), which in turn is a 35.99% associated company of Resorts World Bhd, for the subscription of 499,998 and 500,000 ordinary shares of USD1 each in WorldCard International Limited ("WCIL") by CL and SCCL respectively for cash at par.

Under the Shareholders' Agreement, CL will subscribe for 499,998 new ordinary shares of USD1 each in WCIL in addition to the 2 ordinary shares of USD1 each it currently owns in WCIL. With the subscriptions at par value, WCIL has ceased to be a subsidiary of GIPLC and is rendered a 50%-owned associate of the GIPLC Group and the balance 50% equity being owned by the SCL Group.

With the Shareholders' Agreement, the GIPLC and SCL Groups will jointly use the "WorldCard" trade name and technology platform to build an international customers data base which shares common values and benefits.

ii) On 17 February 2004, Asiatic Development Berhad, a 54.9% owned subsidiary of the Company, announced the following proposed acquisitions by two of its subsidiary companies namely, Sabah Development Company Sdn Bhd ("SDC") and Asiaticom Sdn Bhd ("ASB"):

a. acquisition of the entire issued and fully paid-up capital of Trushidup Plantations Sdn Bhd ("TPSB"); Wawasan Land Progress Sdn Bhd ("WLPSB") and Dianti Plantations Sdn Bhd ("DPSB") from several individuals for a total cash consideration of RM81.8 million. TPSB, WLPSB and DPSB are principally engaged in the cultivation and sale of fresh fruit bunches ("FFB") and own approximately 4,989 acres, 2,635 acres and 491 acres of plantation land respectively all located in the District of Kinabatangan, Sabah;

b. acquisition of the entire issued and fully paid-up share capital of Cengkeh Emas Sdn Bhd ("CESB") and Kituva Plantations Sdn Bhd ("KPSB") for a total cash consideration of RM20.0 million from Syarikat Trushidup Sdn Bhd ("STSB") and several individuals. CESB and KPSB are principally engaged in the cultivation and sale of FFB and own approximately 505 acres and 1,208 acres of plantation land respectively all located in the District of Kinabatangan, Sabah;

c. acquisition of approximately 1,749 acres of plantation land together with a palm oil mill and other plantation assets located in the District of Kinabatangan, Sabah for a total cash consideration of RM50.3 million from STSB;

d. acquisition of other plantation assets for a total cash consideration of RM1.0 million; and

e. acquisition of approximately 5,110 acres of plantation land located in the District of Kinabatangan, Sabah for a total cash consideration of RM51.9 million from STSB.

The above proposed acquisitions are interdependent and are subject to the following conditions being satisfied within 6 months from the date of the agreement but not earlier than 31 March 2004:

i) the approval of Foreign Investment Committee being obtained;

ii) the completion of due diligence to the satisfaction of SDC and ASB; and

iii) any other approvals from the relevant authorities as may be required.

40. SUBSIDIARY AND ASSOCIATED COMPANIES

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2003	2002		
Direct Subsidiary Companies				
Asiatic Development Berhad	**54.9**	54.9	Malaysia	Plantations
E-Genting Holdings Sdn Bhd	**100.0**	100.0	Malaysia	Investment holding and provision of information technology related services
GB Credit & Leasing Sdn Bhd	**69.5**	69.5	Malaysia	Leasing and money lending
+ Genting Equities (Hong Kong) Limited	**100.0**	100.0	Hong Kong	Investments
Genting Highlands Tours and Promotion Sdn Bhd	**100.0**	100.0	Malaysia	Letting of land and premises
Genting Hotel & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Management services
+ Genting International Paper Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Off-shore captive insurance
Genting Management and Consultancy Services Sdn Bhd	**100.0**	100.0	Malaysia	Management services
+ Genting Overseas Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting Risk Solutions Sdn Bhd (formerly known as Genting Resorts World Sdn Bhd)	**100.0**	100.0	Malaysia	Provision of risk and insurance management consultancy
+ Logan Rock Limited	**100.0**	-	Isle of Man	Investments
Maxitage Sdn Bhd	**100.0**	100.0	Malaysia	Investments
Oakwood Sdn Bhd	**100.0**	100.0	Malaysia	Property investment and management
Prime Venture (Labuan) Limited	**100.0**	-	Labuan, Malaysia	Offshore financing
Resorts World Bhd	**56.8**	55.2	Malaysia	Resort, hotel and gaming operations
+ Resorts World Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong	Dormant
+ Resorts World (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Dormant
+ Genting Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong	Pre-operating
Genting Permata Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Sanyen Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Genting (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Pre-operating
+ Resorts World Limited	**100.0**	100.0	Hong Kong	Pre-operating
Sri Highlands Express Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Indirect Subsidiary Companies				
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	**54.9**	54.9	Malaysia	Provision of palm oil mill management services
+ Adriana Limited	**63.0**	62.2	Isle of Man	Investment holding
Amalgamated Rubber (Penang) Sdn Bhd	**54.9**	54.9	Malaysia	Investments
AR Property Development Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
Asiaticom Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
Asiatic Golf Course (Sg Petani) Bhd	**54.9**	54.9	Malaysia	Golf course operation
Asiatic Green Tech Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
Asiatic Indahpura Development Sdn Bhd	**54.9**	38.4	Malaysia	Property development
Asiatic Land Development Sdn Bhd	**54.9**	54.9	Malaysia	Property development
+ Asiatic Overseas Limited	**54.9**	54.9	Isle of Man	Investments
Awan Ria (M) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Management services
Awana Vacation Resorts Development Berhad	**56.8**	55.2	Malaysia	Proprietary timeshare ownership scheme

Exemption No. 82-4962

40. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2003	2002		
Ayer Item Oil Mill Sdn Bhd	**54.9**	54.9	Malaysia	Fresh fruit bunches processing
+ Azzon Limited	**54.9**	54.9	Isle of Man	Investments
Bandar Pelabuhan Sdn Bhd	**34.1**	33.1	Malaysia	Investment holding
+ Calidone Limited	**63.0**	62.2	Isle of Man	Investment holding
+ Coveyork Pty Ltd	**-**	95.0	Australia	Oil & gas exploration
Delquest Sdn Bhd	**56.8**	55.2	Malaysia	Investments
+ Eastern Generation Services (India) Pvt Ltd	**74.0**	-	India	Provision of operation and maintenance services for power plant
E-Genting Sdn Bhd	**100.0**	100.0	Malaysia	Provision of information technology services and consultancy
First World Hotels & Resorts Sdn Bhd	**56.8**	55.2	Malaysia	Hotel business
Genasa Sdn Bhd	**56.8**	55.2	Malaysia	Sale and letting of apartment
Genting Administrative Services Sdn Bhd	**56.8**	55.2	Malaysia	Investment holding
+ Genting Australia Investments Holding Pty Ltd	**63.0**	62.2	Australia	Property development
+ Genting Australia Pty Ltd	**63.0**	62.2	Australia	Management services
Genting Centre of Excellence Sdn Bhd	**39.8**	38.6	Malaysia	Training services
Genting Entertainment Sdn Bhd	**56.8**	55.2	Malaysia	Show agent
Genting Golf Course Bhd	**56.8**	55.2	Malaysia	Condotel & hotel business, golf resort and property development
Genting Highlands Berhad	**56.8**	55.2	Malaysia	Land and property development
+ Genting India Travel Services Private Limited	**63.0**	-	India	Tour operators
Genting Information Knowledge Enterprise Sdn Bhd	**100.0**	100.0	Malaysia	Research in software development and consultancy
+ Genting International Industries (Singapore) Pte Ltd	**97.7**	97.7	Singapore	Investment holding
+ Genting International Management Limited	**63.0**	62.2	Isle of Man	Development of resort related software
+ Genting International Management Services Pte Ltd	**63.0**	62.2	Singapore	Investment holding
+ Genting International PLC	**63.0**	62.2	Isle of Man	Investment holding
+ Genting International Paper Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting International Paper Manufacturers Limited	**97.7**	97.7	Isle of Man	Investment holding
+ Genting International Properties Limited	**63.0**	62.2	Isle of Man	Investment holding
+ Genting International (Singapore) Pte Ltd	**63.0**	62.2	Singapore	Tour promotion
+ Genting International (Thailand) Limited	**57.3**	56.6	Thailand	Tour promotion
Genting Leisure Sdn Bhd	**56.8**	55.2	Malaysia	Investment holding
+ Genting (NSW) Pty Ltd	**63.0**	62.2	Australia	Investment and management services
+ Genting Oil & Gas (China) Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
+ Genting Oil & Gas Limited	**95.0**	95.0	Isle of Man	Investment holding
+ Genting Power Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (M) Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (Swiss) GmbH [formerly known as NRGenerating Holdings (No. 3) GmbH]	**100.0**	-	Switzerland	Investment holding
Genting Sanyen Industrial Paper Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen (Malaysia) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Genting Sanyen Paperboard Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products

40. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2003	2002		
Genting Sanyen Power Sdn Bhd	**58.6**	39.1	Malaysia	Generation & supply of electric power
Genting Sanyen Power (Labuan) Limited	**100.0**	-	Labuan, Malaysia	Investment holding
Genting Sanyen Sales & Marketing Services Sdn Bhd	**97.7**	97.7	Malaysia	Trading of paper products
Genting Sanyen Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities
Genting Skyway Sdn Bhd	**56.8**	55.2	Malaysia	Provision of cable car management services
Genting Utilities & Services Sdn Bhd	**56.8**	55.2	Malaysia	Provision of utilities services
Genting World Sdn Bhd	**56.8**	55.2	Malaysia	Leisure and entertainment business
Genting Worldcard Services Sdn Bhd	**100.0**	100.0	Malaysia	Provider of loyalty programme services
Gentinggi Sdn Bhd	**56.8**	55.2	Malaysia	Investment holding
GHR Risk Management (Labuan) Limited	**56.8**	-	Labuan, Malaysia	Off-shore captive insurance
Glugor Development Sdn Bhd	**54.9**	54.9	Malaysia	Investments
GS Packaging Industries (M) Sdn Bhd	**97.7**	97.7	Malaysia	Provision of human resource services
Ideal Meridian Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and sale of paper core
Infomart Sdn Bhd	**100.0**	100.0	Malaysia	Management & consultancy services
+ Jamberoo Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
Kijal Facilities Services Sdn Bhd	**56.8**	55.2	Malaysia	Property management
Kijal Resort Sdn Bhd	**56.8**	55.2	Malaysia	Property development and property management
Kinavest Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
+ Lafleur Limited	**56.8**	55.2	Isle of Man	Investment holding
Landworthy Sdn Bhd	**46.1**	46.1	Malaysia	Plantations
Leisure & Cafe Concept Sdn Bhd	**56.8**	55.2	Malaysia	Karaoke business
Mastika Lagenda Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
+ Myanmar Genting Sanyen Limited	**100.0**	100.0	Myanmar	Trading
+ Palomino Limited	**63.0**	62.2	Isle of Man	Investments
Papago Sdn Bhd	**56.8**	55.2	Malaysia	Resorts & hotel business
Persis Hijau Sdn Bhd	**97.7**	97.7	Malaysia	Provision of facilities for waste paper baling process
Resorts Facilities Services Sdn Bhd	**56.8**	55.2	Malaysia	Property management
Resorts International (Labuan) Limited	**56.8**	55.2	Labuan, Malaysia	Offshore financing
+ Resorts Overseas Investments Limited	**56.8**	55.2	Isle of Man	Investment holding
Resorts Tavern Sdn Bhd	**56.8**	55.2	Malaysia	Land and property development
Resorts World (Labuan) Limited	**56.8**	55.2	Labuan, Malaysia	Offshore financing
+ Resorts World Limited	**56.8**	55.2	Isle of Man	Investment holding
Resorts World Properties Sdn Bhd	**56.8**	55.2	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	**56.8**	55.2	Malaysia	Provision of tour and travel related services
+ Roundhay Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
RWB (Labuan) Limited	**56.8**	55.2	Labuan, Malaysia	Offshore financing
+ R.W. Investments Limited	**56.8**	55.2	Isle of Man	Investment holding
+ R.W. Overseas Investments Limited	**56.8**	-	Isle of Man	Investment holding
Sabah Development Company Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
Seraya Mayang Sdn Bhd	**56.8**	55.2	Malaysia	Investment holding
Setiabahagia Sdn Bhd	**56.8**	55.2	Malaysia	Property investment
Setiacahaya Sdn Bhd	**77.4**	77.4	Malaysia	Property investment
Setiamas Sdn Bhd	**54.9**	54.9	Malaysia	Plantations and property development
Setiaseri Sdn Bhd	**56.8**	55.2	Malaysia	Property investment

40. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2003	2002		
Sierra Springs Sdn Bhd	**56.8**	55.2	Malaysia	Investment holding
Sing Mah Plantation Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
Sweet Bonus Sdn Bhd	**34.1**	33.1	Malaysia	Rental of land
+ Sorona Limited	**100.0**	100.0	Isle of Man	Investments
Tanjung Bahagia Sdn Bhd	**54.9**	54.9	Malaysia	Plantations
Technimode Enterprises Sdn Bhd	**54.9**	54.9	Malaysia	Property investment
+ Torrens Limited	**97.7**	97.7	Isle of Man	Investments
Vestplus Sdn Bhd	**56.8**	55.2	Malaysia	Property investment
+ WCI Management Limited	**63.0**	62.2	Isle of Man	Investment holding
+ WEB Energy Ltd	**100.0**	-	Mauritius	Investment in shares, bonds and other securities
Widuri Pelangi Sdn Bhd	**56.8**	55.2	Malaysia	Golf resort and hotel business
+ WorldCard International Limited	**63.0**	62.2	Isle of Man	Investment holding
+ WorldCard (Hong Kong) Limited	**63.0**	62.2	Hong Kong	Provision of loyalty programme services
+ WorldCard (Singapore) Pte Ltd	**63.0**	62.2	Singapore	Provision of loyalty programme services
Asiatic Properties Sdn Bhd	**54.9**	54.9	Malaysia	Dormant
+ Genting International Paper (Netherlands) B.V.	**100.0**	100.0	Netherlands	Dormant
+ Genting Overseas Investments Limited	**100.0**	100.0	Isle of Man	Dormant
+ Genting Sanyen Paper Pte Ltd	**97.7**	97.7	Singapore	Dormant
Genting Studio Sdn Bhd	**56.8**	55.2	Malaysia	Dormant
Kenyalang Borneo Sdn Bhd	**54.9**	-	Malaysia	Dormant
+ Laila Limited	**95.0**	95.0	Isle of Man	Dormant
Mediglove Sdn Bhd	**54.9**	54.9	Malaysia	Dormant
+ Oxalis Limited	**97.7**	97.7	Isle of Man	Dormant
Plantation Latex (Malaya) Sdn Bhd	**54.9**	54.9	Malaysia	Dormant
Waxwood Sdn Bhd	**34.1**	33.1	Malaysia	Dormant
ALD Construction Sdn Bhd	**54.9**	54.9	Malaysia	Pre-operating
Asiatic Awanpura Sdn Bhd	**54.9**	54.9	Malaysia	Pre-operating
Asiatic Commodities Trading Sdn Bhd	**54.9**	54.9	Malaysia	Pre-operating
Asiatic Vegetable Oils Refinery Sdn Bhd	**54.9**	54.9	Malaysia	Pre-operating
Awana Hotels & Resorts Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Awana International Limited	**100.0**	100.0	Isle of Man	Pre-operating
Awana Vacation Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Best Track International Limited	**56.8**	-	Mauritius	Pre-operating
Dasar Pinggir (M) Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
Genas Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Genawan Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Genmas Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Gensa Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Gentasa Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Gentas Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Genting Newsprint Sdn Bhd	**100.0**	62.2	Malaysia	Pre-operating
+ Genting Power International Limited [formerly known as Genting Power (Bangladesh) Limited]	**100.0**	100.0	Isle of Man	Pre-operating
+ Genting Power (India) Limited	**100.0**	100.0	Mauritius	Pre-operating
Genting Sanyen Incineration Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
+ Genting Sanyen Utilities Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Theme Park Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Genting WorldCard Sdn Bhd (formerly known as Genting Industries Sdn Bhd)	**100.0**	100.0	Malaysia	Pre-operating

40. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership 2003	Effective Percentage Of Ownership 2002	Country of Incorporation	Principal Activities
Hitechwood Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Ikhlas Tiasa Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Jomara Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Laserwood Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Mastika Utilities & Services Sdn Bhd (formerly known as Genting Plantations Sdn Bhd)	**97.7**	100.0	Malaysia	Pre-operating
Merriwa Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
+ Optonia Limited	**95.0**	-	Isle of Man	Pre-operating
+ Palomino Star Limited	**63.0**	-	Isle of Man	Pre-operating
Possible Affluent Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Puncak Singa (M) Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
Rapallo Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Resorts World Spa Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
Sahabat Alam Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
+ Sanyen Oil & Gas Limited	**95.0**	95.0	Mauritius	Pre-operating
+ Sayang (Thailand) Limited	**91.0**	91.0	Thailand	Pre-operating
Space Fair Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Tullamarine Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
Twinmatics Sdn Bhd	**56.8**	55.2	Malaysia	Pre-operating
+ Vestplus (Hong Kong) Limited	**56.8**	55.2	Hong Kong	Pre-operating
+ Vestplus (Thailand) Limited	**51.7**	50.2	Thailand	Pre-operating
Vintage Action Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
+ WCI Intellectual Limited	**63.0**	62.2	Isle of Man	Pre-operating
Yarrawin Sdn Bhd	**34.1**	33.1	Malaysia	Pre-operating
* Genting International (Macau) Entertainment Limited	**-**	62.2	Macau	Liquidated
+ Golden Chain Investment Limited	**56.8**	-	Mauritius	Pending removal from the Register of Companies
* Macau Star Limited	**-**	56.0	Macau	Liquidated
+ Pearl Land Investment Limited	**56.8**	-	Mauritius	Pending removal from the Register of Companies
Associated Companies				
* Asiatic Ceramics Sdn Bhd	**26.9**	26.9	Malaysia	In receivership
+ Lanco Kondapalli Power Pvt Ltd	**30.0**	-	India	Generation of electric power
* Pacific Lottery Corporation	**19.3**	-	Canada	Research, develop, manufacture, operate and manage lottery gaming central systems
Serian Palm Oil Mill Sdn Bhd	**22.0**	22.0	Malaysia	Fresh fruit bunches processing
* Sri Gading Land Sdn Bhd	**26.9**	26.9	Malaysia	Property development
+ Star Cruises Limited	**20.4**	19.0	Isle of Man & continued into Bermuda on 9 October 2000	Cruise and cruise related operations

* The financial statements of these companies are audited by firms other than the auditors of the Company.

\+ The financial statements of these companies are audited by overseas firms/Chartered Accountant affiliated with PricewaterhouseCoopers, Malaysia.

statement on directors' responsibility

pursuant to paragraph 15.27(a) of the listing requirements of Malaysia Securities Exchange Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Genting Berhad have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Company and the Group for the financial year ended 31 December 2003.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the financial year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the internal control systems to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 26 February 2004.

statutory declaration

pursuant to section 169(16) of the Companies Act, 1965

I, CHIEW SOW LIN, *the Officer primarily responsible for the financial management of* **GENTING BERHAD**, *do solemnly and* sincerely declare that the financial statements set out on pages 48 to 99 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
CHIEW SOW LIN at KUALA LUMPUR on 26 February 2004) **CHIEW SOW LIN**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

report of the auditors

to the members of Genting Berhad

We have audited the financial statements set out on pages 48 to 99. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   (ii) the state of affairs of the Group and of the Company as at 31 December 2003 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiary companies of which we have not acted auditors are indicated in Note 40 to the financial statements. We have considered the financial statements of the subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
[No 2092/09/04 (J)]
Partner of the firm

Kuala Lumpur
26 February 2004

ten-year summary

Amounts in RM million unless otherwise stated	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Revenue	**4,237.1**	3,534.7	3,148.4	3,338.6	3,077.4	3,369.8	3,822.0	2,595.6	2,496.0	2,378.0
Profit/[loss] before taxation	**1,562.3**	1,559.5	1,034.6	(322.7)	1,521.4	909.7	1,542.5	1,260.9	1,135.8	792.0
Taxation *	**(480.7)**	(456.6)	(387.4)	(351.8)	(14.8)	(363.4)	(346.0)	(336.0)	(281.4)	(311.7)
Profit/[loss] from ordinary activities after taxation *	**1,081.6**	1,102.9	647.2	(674.5)	1,506.6	546.3	1,196.5	924.9	854.4	480.3
Net profit/[loss] for the financial year *	**713.8**	756.5	452.1	(246.2)	1,101.6	414.7	772.2	649.4	570.0	210.5
Share Capital	**352.2**	352.2	352.2	352.2	352.2	352.2	352.2	351.1	351.1	351.0
Unappropriated Profit *	**6,220.1**	5,608.2	4,948.9	4,592.6	4,915.7	3,908.0	3,597.4	2,928.6	2,370.6	1,901.4
Other Reserves *	**472.5**	465.8	459.6	464.6	547.1	536.4	566.3	423.1	404.3	386.2
Shareholders' Equity *	**7,044.8**	6,426.2	5,760.7	5,409.4	5,815.0	4,796.6	4,515.9	3,702.8	3,126.0	2,638.6
Minority Interests *	**3,035.9**	2,404.7	2,121.4	2,017.2	2,544.5	2,138.0	2,109.8	1,617.3	1,453.8	1,228.0
Non-Current Liabilities *	**2,802.5**	1,303.5	1,373.0	688.9	359.2	345.2	332.2	215.6	187.1	162.8
Capital Employed *	**12,883.2**	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9	5,535.7	4,766.9	4,029.4
Property, Plant and Equipment	**6,222.0**	4,881.4	4,721.4	4,194.9	3,701.1	3,580.8	3,351.2	3,163.3	2,776.4	2,297.4
Real Property Assets	**513.7**	525.1	621.9	631.2	653.6	631.9	597.9	468.0	362.0	282.6
Associated Companies	**2,159.1**	2,431.2	2,030.6	1,927.2	1,446.2	1,324.4	317.9	239.4	178.8	131.8
Other Long Term Investments	**12.0**	15.6	6.9	114.0	167.0	7.3	122.1	4.2	3.0	8.3
Exploration Costs	**0.0**	0.0	0.0	439.2	437.6	399.2	207.0	36.6	0.0	0.0
Long Term Receivables	**20.4**	20.2	19.0	10.1	3.7	0.0	0.0	0.0	0.0	0.0
Deferred Taxation *	**3.8**	23.6	8.9	6.5	1.3	1.2	1.2	10.2	5.9	4.4
	8,931.0	7,897.1	7,408.7	7,323.1	6,410.5	5,944.8	4,597.3	3,921.7	3,326.1	2,724.5
Net Current Assets	**3,952.2**	2,237.3	1,846.4	792.4	2,308.2	1,335.0	2,360.6	1,614.0	1,440.8	1,304.9
Employment of Capital *	**12,883.2**	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9	5,535.7	4,766.9	4,029.4
Basic earnings/[loss] per share [sen] *	**101.34**	107.41	64.20	(34.96)	156.40	58.89	109.72	92.49	81.17	30.00
Net dividend per ordinary share [sen]	**15.48**	14.76	13.68	13.68	13.68	13.32	14.98	14.70	14.70	13.87
Dividend cover [times] *	**6.5**	7.3	4.7	N/A	11.4	4.4	7.3	6.3	5.5	2.2
Current ratio	**3.98**	2.71	2.89	1.66	4.20	2.26	3.36	2.93	3.17	3.07
Net tangible assets per share [RM] *	**10.00**	9.12	8.18	7.68	8.26	6.81	6.41	5.27	4.45	3.76
Return/[loss] [after tax and minority interests] on average shareholders' equity [%] *	**10.60**	12.42	8.10	(4.39)	20.76	8.91	18.79	19.02	19.78	8.12
Market share price										
- highest [RM]	**18.90**	16.50	11.30	18.00	15.70	14.00	18.00	25.75	27.50	24.90
- lowest [RM]	**11.30**	10.40	7.40	8.75	7.85	6.40	7.70	17.00	18.90	16.67

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

* Figures are adjusted retrospectively on adoption of MASB 25 - Income Taxes. In compliance with this Standard, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

N/A: Not Applicable

list of properties held

as at 31 December 2003

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2003 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A) / REVALUATION (R)
	MALAYSIA						
	STATE OF PAHANG DARUL MAKMUR						
1	Genting Highlands, Bentung	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	211.5	22	1982 (R)
2	Genting Highlands, Bentung	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	140.0	11	1992 (A)
3	Genting Highlands, Bentung	Freehold	Built-up : 330,149 sq.metres	22-storey First World Hotel & Car Park V (Phase 1)	810.4	4	2000 (A)
4	Genting Highlands, Bentung	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	27.0	10	1993 (A)
5	Genting Highlands, Bentung	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	34.8	32	1989 (R)
6	Genting Highlands, Bentung	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	12.1	28	1989 (R)
7	Genting Highlands, Bentung	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	10.1	20	1989 (R)
8	Genting Highlands, Bentung	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	18.0	11	1992 (A)
9	Genting Highlands, Bentung	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	68.6	11	1992 (A)
10	Genting Highlands, Bentung	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	58.9	7	1996 (A)
11	Genting Highlands, Bentung	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.6	31	1989 (R)
12	Genting Highlands, Bentung	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	22.0	9	1989 (R)
13	Genting Highlands, Bentung	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.3	20	1989 (R)
14	Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.8	20	1989 (A)
15	Genting Highlands, Bentung	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.5	5	1999 (A)
16	Genting Highlands, Bentung	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.9	16	1989 (R)
17	Genting Highlands, Bentung	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989 (R)
18	Genting Highlands, Bentung	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.5	11	1992 (A)
19	Genting Highlands, Bentung	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	23	1989 (A)
				1 unit of Kayangan Apartment	0.2	23	1990 (A)
20	Genting Highlands, Bentung	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	21.3	17	1989 (R)
21	Genting Highlands, Bentung	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	25.6	17	1989 (R)
22	Genting Highlands, Bentung	Freehold	Built-up : 9,254 sq.metres	83 units of Ria Apartment (Pahang Tower)	12.8	17	1989 (R)
23	Genting Highlands, Bentung	Freehold	Land : 3,286 hectares	7 plots of land & improvements	260.9	-	1989 (R)
				1 plot of land & improvements	6.0	-	1996 (A)
				10 plots of land & improvements	52.1	-	1989 (R)
				1 plot of land & improvements	0.1	-	1991 (A)
				66 plots of land & improvements	154.7	-	1989 (R)
				3 plots of land & improvements	24.9	-	2002 (A)
				13 plots of land & improvements	9.4	-	1995 (R)
24	Genting Highlands, Bentung	Leasehold (unexpired lease period of 90 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994 (A)
25	Genting Highlands, Bentung	Leasehold (unexpired lease period of 55 years)	Land : 5 hectares	3 plots of land	0.6	-	1995 (A)
26	Genting Highlands, Bentung	Leasehold (unexpired lease period of 87 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000 (A)
27	Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 91 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	4	1999 (A)
28	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	5.9	-	1989 (R)
29	Beserah, Kuantan	Freehold	Land : 3 hectares Built-up : 713 sq.metres	2 plots of agriculture land with residential bungalow	1.2	17	1987 (A)
30	Beserah, Kuantan	Freehold	Land : 4 hectares	4 plots of vacant agriculture land	0.9	-	1989/1991 (A)
31	Kg Permatang Badak, Kuantan	Freehold	Land : 0.7 hectares Built-up : 335 sq.metres	1 plot of industrial land with workshop and office	0.7	2	2001 (A)
	STATE OF SELANGOR DARUL EHSAN						
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	442.1	7	1997 (A)
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993 (A)
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	75.8	7	1997 (A)
3	Genting Highlands, Hulu Selangor	Freehold	Built up : 3,008 sq.metres	2-storey & 4-storey Gohtong Jaya Security Buildings	6.3	6	1998 (A)
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	11.4	17	1989 (R)
5	Genting Highlands, Hulu Selangor	Freehold	Land : 615 hectares	3 plots of building land	12.3	-	1989 (R)
				10 plots of building land	41.9	-	1995 (R)
				7 plots of building land	10.4	-	1993 (A)
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1995 (R)
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.3	-	1994 (A)
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	16.3	-	1994 (A)
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.1	-	1994 (A)
10	Mukim Tanjung Dua Belas, Kuala Langat	Freehold	Land : 45 hectares Built-up : 305,982 sq.metres	1 plot of industrial land with paper mill & power plant complex	155.3	12	1990/1993 (A)
11	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 72 years)	Land : 32 hectares Built-up : 36,736 sq.metres	27 plots of industrial land with factory	99.7	3	1994 (A)
12	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 93 years)	Land : 3 hectares	1 plot of industrial land	2.5	-	1994 (A)
13	Bandar Baru Bangi, Kajang	Leasehold (unexpired lease period of 83 years)	Land : 4,047 sq.metres Built-up : 1,505 sq.metres	1 plot of industrial land with factory	2.7	7	1996 (A)
14	Section 28, Petaling Jaya	Leasehold (unexpired lease period of 63 years)	Land : 2,875 sq.metres Built-up : 780 sq.metres	2 plots of industrial land with factory	4.9	7	1996 (A)
15	Sungai Buloh, Gombak	Freehold	Land : 5,172 sq.metres Built-up : 1,267 sq.metres	1 plot of industrial land with factory	3.5	8	1996 (A)
16	Pandamaran, Klang	Freehold	Land : 2,471 sq.metres Built-up : 1,316 sq.metres	2 plots of industrial land with factory	1.4	7	1996 (A)
17	Pulau Indah, Klang	Leasehold (unexpired lease period of 92 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	47.3	-	1997 (A)
18	Rawang, Gombak	Freehold	Land : 5,574 sq.metres Built-up : 669 sq.metres	1 plot of industrial land with factory	1.9	5	1996 (A)
19	Bangi Factory, Selangor	Leasehold (unexpired lease period of 83 years)	Land : 12,140 sq.metres Built-up : 5,556 sq.metres	1 plot of industrial land with factory	2.3	22	1990 (A)

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2003 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A) / REVALUATION (R)
FEDERAL TERRITORY OF KUALA LUMPUR						
1 Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	17	1988 (A)
2 Jalan Sultan Ismail, Kuala Lumpur	Freehold	Land : 3,940 sq.metres Built-up : 63,047 sq.metres	Wisma Genting - 25-level office building with 6-level basement	109.1	18	1983/1991 (A)
3 Segambut, Kuala Lumpur	Leasehold (unexpired lease period of 71 years)	Land : 4 hectares Built-up : 2,601 sq.metres	Store, helicopter, bus and limousine depot	10.0	28	1982 (A)
STATE OF PERAK DARUL RIDZUAN						
1 Kinta, Perak	Leasehold (unexpired lease period of 86 years)	Land : 6 hectares	349 vacant housing development lots	1.6	-	1989 (A)
STATE OF TERENGGANU DARUL IMAN						
1 Kijal, Kemaman	Leasehold (unexpired lease period of 88 years)	Land : 262 hectares	4 plots of resort/property development land	46.1	-	1996 (A)
		Land : 51 hectares	18-hole Awana Kijal Golf Course	12.2	-	1997 (A)
		Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	112.0	7	1997 (A)
		Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.6	9	1995 (A)
		Built-up : 7,278 sq.metres	96 units of Angsana Apartment	10.7	8	1996 (A)
	Leasehold (unexpired lease period of 88 years)	Land : 18 hectares	17 plots of resort/property development land	1.6	-	2002 (A)
	Leasehold (unexpired lease period of 98 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1995 (R)
STATE OF KEDAH DARUL AMAN						
1 Mukim Sg. Seluang, Kulim	Freehold	Land : 7,299 sq.metres Built-up : 669 sq.metres	2 plots of industrial land with factory	1.0	5	1996 (A)
2 Mukim Sg. Petani, Kuala Muda	Freehold	Land : 2,922 sq.metres Built-up : 1,041 sq.metres	1 plot of industrial land with factory	0.9	8	1995 (A)
3 Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 84 years)	Land : 14 hectares	5 plots of building land	11.7	-	1997 (A)
		Built-up : 20,957 sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	56.1	6	1997 (A)
STATE OF PULAU PINANG						
1 Seberang Perai Selatan, Pulau Pinang	Freehold	Land : 7 hectares Built-up : 37,976 sq.metres	1 plot of industrial land with factory	65.5	2	1997 (A)
STATE OF JOHORE						
1 Kulai, Johor	Freehold	Land : 15 hectares	8 plots of industrial land	25.6	-	1999 (A)
ESTATES/PROPERTY DEVELOPMENT ("PD")						
1 ASIATIC Bukit Sembilan Estate, Baling/Sg. Petani/Jitra, Kedah	Freehold	Estate : 1,318 hectares PD : 131 hectares	Oil palm estate, property development and golf course & clubhouse	63.2	8	1981 (R)
2 ASIATIC Selama Estate, Serdang & Kulim, Kedah/Selama, Perak	Freehold	Estate : 1,853 hectares	Oil palm estate	23.9	-	1981 (R)
3 ASIATIC Sepang Estate, Sepang & Ulu Langat, Selangor	Freehold	Estate : 666 hectares	Oil palm estate	13.9	-	1981 (R)
4 ASIATIC Tebong Estate, Jasin & Alor Gajah, Melaka/Tampin & Kuala Pilah, Negeri Sembilan	Freehold	Estate : 2,321 hectares	Oil palm estate	29.6	-	1981 (R)
5 ASIATIC Cheng Estate, Melaka Tengah, Alor Gajah & Kuala Linggi, Melaka	Freehold	Estate : 793 hectares PD : 13 hectares	Oil palm estate and property development	26.1	-	1981 (R)
6 ASIATIC Tanah Merah Estate, Tangkak, Johor	Freehold	Estate : 1,808 hectares	Oil palm estate	25.4	-	1981 (R)
7 ASIATIC Sungei Rayat Estate, Batu Pahat, Johor	Freehold	Estate : 1,707 hectares	Oil palm estate	29.4	-	1983 (A)
8 ASIATIC Sri Gading Estate, Batu Pahat, Johor	Freehold	Estate : 3,660 hectares	Oil palm estate	65.8	-	1983 (A)
9 ASIATIC Sing Mah Estate, Air Hitam, Johor	Freehold	Estate : 669 hectares	Oil palm estate and mill	12.9	23	1983 (A)
10 ASIATIC Kulai Besar Estate, Kulai/Simpang Renggam, Johor	Freehold	Estate : 2,772 hectares PD : 118 hectares	Oil palm estate and mill and property development	336.8	14	1983 (A)
11 ASIATIC Setiamas Estate, Kulai & Batu Pahat, Johor	Freehold	Estate : 172 hectares PD : 97 hectares	Oil palm estate and property development	85.1	-	1996 (A)
12 ASIATIC Sabapalm Estate, Labuk Valley, Sandakan, Sabah	Leasehold (unexpired lease period of 884 years)	Estate : 4,077 hectares	Oil palm estate and mill	40.1	33	1991 (A)
	Leasehold (unexpired lease period of 82 years)	Estate : 283 hectares	Oil palm estate		-	1991 (A)
13 ASIATIC Tanjung Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 83 years)	Estate : 4,153 hectares	Oil palm estate and mill	40.7	9	1988 (A)
	Leasehold (unexpired lease period of 93 years)	Land : 192 hectares	Oil palm estate	2.0	-	2001 (A)
14 ASIATIC Bahagia Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 83 years)	Estate : 3,941 hectares	Oil palm estate	28.6	-	1988 (A)
	Leasehold (unexpired lease period of 82 years)	Estate : 607 hectares	Oil palm estate	18.9	-	2003 (A)

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2003 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A) / REVALUATION (R)
15 ASIATIC Tenegang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 85 years)	Estate : 4,047 hectares	Oil palm estate	34.0	-	1990 (A)
16 ASIATIC Landworthy Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 80 years)	Estate : 4,039 hectares	Oil palm estate	34.1	-	1992 (A)
17 ASIATIC Layang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 87 years)	Estate : 1,683 hectares	Oil palm estate	18.6	-	1993 (A)
18 Asiatic Regional Office, Sandakan, Sabah	Leasehold (unexpired lease period of 884 years)	Land : 1,206 sq.metres Built-up : 374 sq.metres	2 units of 2-storey intermediate detached house	0.1	19	1991 (A)
19 Asiatic Vegetable Oils Refinery, Sandakan, Sabah	Leasehold (unexpired lease period of 77 years)	Land : 8 hectares	Vacant land	2.3	-	1992 (A)
20 ASIATIC Jambongan Estate, Beluran, Sabah	Leasehold (unexpired lease period of 30 years)	Land : 218 hectares	Unplanted agricultural land	15.6	-	2003 (A)
	Leasehold (unexpired lease period of 30 years)	Land : 374 hectares	Unplanted agricultural land		-	2003 (A)
	Leasehold (unexpired lease period of 58 years)	Land : 243 hectares	Unplanted agricultural land		-	2003 (A)
	Leasehold (unexpired lease period of 67 years)	Land : 61 hectares	Unplanted agricultural land		-	2002 (A)
	Leasehold (unexpired lease period of 69 years)	Land : 676 hectares	Unplanted agricultural land		-	2001 (A)
	Leasehold (unexpired lease period of 69 years)	Land : 15 hectares	Unplanted agricultural land		-	2003 (A)
	Leasehold (unexpired lease period of 70 years)	Land : 202 hectares	Unplanted agricultural land		-	2002 (A)
	Leasehold (unexpired lease period of 71 years)	Land : 102 hectares	Unplanted agricultural land		-	2001 (A)
	Leasehold (unexpired lease period of 74 years)	Land : 168 hectares	Unplanted agricultural land		-	2001 (A)
	Leasehold (unexpired lease period of 74 years)	Land : 101 hectares	Unplanted agricultural land		-	2002 (A)
	Leasehold (unexpired lease period of 97 years)	Land : 748 hectares	Unplanted agricultural land		-	2002 (A)
	Leasehold (unexpired lease period of 97 years)	Land : 60 hectares	Unplanted agricultural land		-	2002 (A)
21 ASIATIC Indah & Permai Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 93 years)	Land : 8,830 hectares	Oil palm estate	82.0	-	2001 (A)
22 ASIATIC Mewah Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 80 years)	Land : 121 hectares	Oil palm estate	117.9	-	2002 (A)
	Leasehold (unexpired lease period of 81 years)	Land : 105 hectares	Oil palm estate		-	2002 (A)
	Leasehold (unexpired lease period of 82 years)	Land : 1,437 hectares	Oil palm estate		-	2002 (A)
	Leasehold (unexpired lease period of 84 years)	Land : 398 hectares	Oil palm estate		-	2002 (A)
	Leasehold (unexpired lease period of 85 years)	Land : 390 hectares	Oil palm estate		-	2002 (A)
	Leasehold (unexpired lease period of 86 years)	Land : 271 hectares	Oil palm estate		-	2002 (A)
	Leasehold (unexpired lease period of 88 years)	Land : 2,113 hectares	Oil palm estate and mill		7	2002 (A)
	Leasehold (unexpired lease period of 91 years)	Land : 373 hectares	Oil palm estate		-	2002 (A)
	Leasehold (unexpired lease period of 887 years)	Land : 403 hectares	Oil palm estate		-	2002 (A)
23 Kenyalang Borneo, Sarawak	Leasehold (unexpired lease period of 56 years)	Land : 5,059 hectares	Unplanted agricultural land	3.5	-	2003 (A)
ENGLAND						
1 Hyde Park, London	Leasehold (unexpired lease period of 973 years)	Built-up : 286 sq.metres	2 units of residential apartment at Hyde Park Towers	1.7	24	1980/1996 (A)

group offices

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my
Website : www.genting.com.my

LEISURE & HOSPITALITY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2032 3833
: 03 – 2178 2233/2382 2233
w.e.f. Aug 2004
Fax : 03 – 2161 5304/2032 2633
Telex : GHHB MA 30022
E-mail : rwbinfo@genting.com.my
Websites : www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6436 9000
Fax : 03 – 6101 3535
E-mail : agh@genting.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@genting.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

WorldReservations Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Reservations Email:
customercare@genting.com.my
Membership Email:
gwcard@genting.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
11A, 1st Floor, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

MEETINGS, INCENTIVES, CONVENTIONS & EXHIBITIONS (M.I.C.E)

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2030 6686
Fax : 03 – 2162 1551
E-mail : mice@genting.com.my

Genting International Convention Centre
Website : http://mice.genting.com.my

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur,
Malaysia
Tel : 03 – 6251 8398/6253 1762
Fax : 03 – 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : 03 – 6101 1118
ext : 58771/7750/7916

OVERSEAS

Singapore
Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6823 9888
Fax : 02 – 6737 7260

Hong Kong SAR
Genting International PLC
Suite 1503, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok
Genting International (Thailand) Limited
153, Lot No. 400, 4th Flr,
The Peninsula Plaza, Radjadumri Road,
Patumwan, Bangkok 10330, Thailand
Tel : 662 – 254 0753 / 54 / 55
Fax : 662 – 254 0768

India
New Delhi
C/o Star Cruises
610-611A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 5160 8405 / 06
Fax : (9111) 5160 8404

Mumbai
Genting India Travel Services Pte Ltd
1118, 11th Floor,
Maker Chambers V, Nariman Point,
Mumbai, 400021 India
Tel : (9122) 2284 0383
Fax : (9122) 2281 8369/2287 1948

PLANTATION DIVISION

Principal Executive Officers
Tan Sri Lim Kok Thay
Dato' Baharuddin bin Musa

HEAD OFFICE

Asiatic Development Berhad
10th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3733/2032 3733
: 03 – 2178 2255/2382 2255
w.e.f. Aug 2004
Fax : 03 – 2161 6149
E-mail : info@asiatic.com.my
Website : www.asiatic.com.my

REGIONAL OFFICE

Asiatic Regional Office, Sabah
Lot 39, Taman Wemin, Mile 5,
Labuk Road, 90008 Sandakan,
Sabah, Malaysia
Tel : 089 – 208 211/208 204
Fax : 089 – 211 108

PAPER & PACKAGING, POWER AND OIL & GAS DIVISIONS

Principal Executive Officer
Mr Ong Tiong Soon

HEAD OFFICE

Genting Sanyen Industrial Paper Sdn Bhd
Genting Sanyen Paperboard Sdn Bhd
Genting Sanyen Power Sdn Bhd
Genting Oil & Gas Ltd
22nd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2031 1393
: 03 – 2178 2211/2382 2211
w.e.f. Aug 2004
Fax : 03 – 2162 4032

PLANT

Genting Sanyen Industrial Complex
Lot 7090, Mukim Tanjung 12,
Bukit Changgang,
Daerah Kuala Langat,
42700 Banting, Selangor, Malaysia

Paper Mill
Tel : 03 – 3182 5000
Fax : 03 – 3182 5100

Power Plant
Tel : 03 – 3182 6800
Fax : 03 – 3182 6900

Box Plant (Central)
Tel : 03 – 3182 5200
Fax : 03 – 3182 5300

Box Plant (Northern)
No. 33, Jalan Nafiri,
14200 Sungai Bakap,
Seberang Perai Selatan,
Penang, Malaysia
Tel : 04 – 585 6133
Fax : 04 – 585 6020

Oil & Gas
Tel : 03 – 2161 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2163 5187

PROPERTY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

Gentinggi Sdn Bhd
Genting Property Management Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833
: 03 – 2178 2233/2382 2233
w.e.f. Aug 2004
Fax : 03 – 2161 5304
Telex : GHHB MA 30022

PROPERTY SALES

- **Awana Condominium**
- **Ria Apartments**

Enquiries:
Tel : 03 – 2161 3833
: 03 – 2178 2233/2382 2233
w.e.f. Aug 2004
Fax : 03 – 2163 5079
Telex : GHHB MA 30022

Kijal Resort Sdn Bhd
Sales Office
Angsana Apartments
Baiduri Apartments
8th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2161 2288
: 03 – 2178 2233/2382 2233
w.e.f. Aug 2004
Fax : 03 – 2164 7480

Projek Bandar Pelancongan Pantai Kijal
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 9261
Fax : 09 – 864 9260

Asiatic Land Development Sdn Bhd
Permaipura Sales Office
No. 5, Jalan Permaipura 5, Riverside,
08100 Bedong, Kedah, Malaysia
Tel : 04 – 452 1000/1/2
Fax : 04 – 452 1003

Indahpura Sales Office
19th Mile, Kulai Besar,
81000 Kulai, Johor, Malaysia
Tel : 07 – 662 4652/3
Fax : 07 – 662 4655

E-COMMERCE & IT DIVISIONS

Principal Executive Officer
Mr Justin Tan Wah Joo

E-Genting Holdings Sdn Bhd
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

Genting Information Knowledge Enterprise Sdn Bhd
17th, 19th & 23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

L2-E-7B Enterprise 4,
Technology Park Malaysia,
Lebuhraya Puchong-Sungai Besi,
Bukit Jalil,
57000 Kuala Lumpur, Malaysia
Tel : 03 – 8996 0818
Fax : 03 – 8996 0839
E-mail : egentinginfo@genting.com.my

Genting WorldCard Services Sdn Bhd
(formerly known as Genting Card Services Sdn Bhd)
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2030 6611
E-mail : egentinginfo@genting.com.my

Genting WorldCard Sdn Bhd
(formerly known as Genting Industries Sdn Bhd)
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2030 6611
E-mail : egentinginfo@genting.com.my

E-Genting Sdn Bhd
19th & 23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
: 03 – 2178 2288/2382 2288
w.e.f. Aug 2004
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

Exemption No. 82-4962

analysis of shareholdings

as at 30 April 2004

Class of Shares : Ordinary shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	2,293	11.10	9,811	0.00
100 - 1,000	9,702	46.96	6,308,938	0.90
1,001 - 10,000	6,690	32.38	24,482,577	3.48
10,001 - 100,000	1,505	7.28	47,496,278	6.74
100,001 to less than 5% of issued shares	470	2.28	421,520,502	59.84
5% and above of issued shares	1	0.00	204,520,848	29.04
Total	**20,661**	**100.00**	**704,338,954**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
1. Kien Huat Realty Sdn Berhad	204,520,848	29.04
2. Kien Huat Realty Sdn Berhad	34,107,204	4.84
3. UOBM Nominees (Asing) Sdn Bhd *United Overseas Bank Nominees (Pte) Ltd for Golden Hope Limited*	28,145,690	4.00
4. UOBM Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited*	24,400,000	3.46
5. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	15,800,000	2.24
6. Time Life Equity Sdn Bhd	11,523,996	1.64
7. Alocasia Sdn Bhd	11,298,000	1.60
8. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	8,493,938	1.21
9. Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	8,294,200	1.18
10. Lim Chee Wah	7,996,000	1.14
11. HSBC Nominees (Asing) Sdn Bhd *Emerging Markets Growth Fund*	7,802,700	1.11
12. Datacorp Sdn Bhd	7,043,200	1.00
13. World Management Sdn Bhd	6,763,800	0.96
14. HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	4,999,966	0.71
15. Employees Provident Fund Board	4,726,000	0.67
16. HSBC Nominees (Asing) Sdn Bhd *HSBC BK PLC for Prudential Assurance Company Ltd*	4,508,800	0.64
17. World Management Sdn Bhd	4,284,800	0.61
18. Citicorp Nominees (Asing) Sdn Bhd *CB LDN for First State Asia Pacific Fund*	3,530,100	0.50
19. Citicorp Nominees (Asing) Sdn Bhd *Colonial First State Investment Limited for Colonial First State Wholesale International Share Fund*	3,523,700	0.50
20. Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Monetary Authority of Singapore (J)*	3,450,000	0.50
21. HSBC Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited (301-708509-091)*	3,000,000	0.43
22. Cartaban Nominees (Asing) Sdn Bhd *Bank of Tokyo Mitsubishi New York for United Nations Joint Staff Pension Fund*	2,700,000	0.38
23. Lim Kok Thay	2,553,000	0.36

analysis of shareholdings

as at 30 April 2004 (cont'd)

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
24. SBBAM Nominees (Tempatan) Sdn Bhd *Yayasan Mohd Noah (A/C1)*	2,545,000	0.36
25. Citicorp Nominees (Asing) Sdn Bhd *American International Assurance Company Limited (P Core)*	2,466,900	0.35
26. Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, Inc.*	2,420,000	0.34
27. HSBC Nominees (Asing) Sdn Bhd *Capital International Emerging Markets Investment Fund*	2,363,200	0.33
28. Lee Kim Hua @ Lee Ah Sang	2,327,472	0.33
29. HSBC Nominees (Asing) Sdn Bhd *JPMCB for Standard Life International Trust*	2,045,100	0.29
30. HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for the Great Eastern Life Assurance Co Ltd*	2,004,800	0.28
Total	**429,638,414**	**61.00**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 30 April 2004

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Kien Huat Realty Sdn Berhad ("Kien Huat")	238,628,052	33.88	52,637,200^	7.47
Parkview Management Sdn Bhd	-	-	291,265,252*	41.35
Inforex Sdn Bhd	-	-	238,628,052+	33.88
Info-Text Sdn Bhd	-	-	238,628,052+	33.88
Dataline Sdn Bhd	-	-	238,628,052+	33.88
GT Realty Sdn Bhd	-	-	238,628,052+	33.88

Notes:

^ Deemed interested through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

* Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

+ Deemed interested through Kien Huat.

Exemption No. 82-4962

analysis of shareholdings

as at 30 April 2004 (cont'd)

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS as at 30 April 2004

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	3,433,800	0.48752	11,523,996*	1.63614
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Tan Sri Mohd Amin bin Osman	8,000	0.00114	-	-
Mr Quah Chek Tin	1,000	0.00014	-	-

* Deemed interested through Time Life Equity Sdn Bhd

INTEREST IN SUBSIDIARY COMPANIES

Resorts World Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Mohd Amin bin Osman	122,000	0.0112	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	144,000	0.0194	-	-
Tan Sri Mohd Amin bin Osman	164,000	0.0221	-	-

AMERICAN DEPOSITORY RECEIPTS - LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 13 August 1999. Under the ADR programme, a maximum of 21 million ordinary shares of RM0.50 each representing approximately 3% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. The Bank of New York as the Depository Bank has appointed Malayan Banking Berhad as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2004, there were 101,400 ADR outstanding representing 507,000 ordinary shares of the Company which have been deposited with the sole custodian for the ADR Programme.

Exemption No. 82-4962

GENTING BERHAD

(7916-A)

Form of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ________________________________ NRIC No./Co. No. ________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

________________________________ NRIC No. ________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ________________________________ NRIC No. ________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 23 June 2004 at 4.15 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ________________________________ NRIC No./Co. No. ________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

________________________________ NRIC No. ________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ________________________________ NRIC No. ________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 23 June 2004 at 4.15 pm and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy **"A"**	%
Second Proxy **"B"**	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ Second Proxy "B" shall vote on my/our behalf.

Exemption No. 82-4962

My/our proxies shall vote as follows:-

ORDINARY / SPECIAL RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors:					
Tan Sri Lim Kok Thay	Resolution 4				
Mr Quah Chek Tin	Resolution 5				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965					
Tan Sri Mohd Amin bin Osman	Resolution 6				
Tan Sri (Dr.) Gunn Chit Tuan	Resolution 7				
To re-appoint Auditors	Resolution 8				
To empower Directors to issue and allot shares up to 10% of total issued and paid-up capital	Resolution 9				
To renew the authority for the purchase of own shares up to 10% of total issued and paid-up capital	Resolution 10				
To amend the Articles of Association - insertion of new Article 118(A)	Special Resolution				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this ______________ day of ______________ 2004

No. of Shares held	

Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back are set out in the Share Buy-Back Statement of the Company dated 31 May 2004 which is despatched together with the Company's 2003 Annual Report.

(3) Special Resolution in relation to the proposed amendment to the Articles of Association, if passed, will provide for the honorary post of "Honorary Life Chairman" in the Company. As announced by the Company to the then Kuala Lumpur Stock Exchange on 31 December 2003, the Board has, in recognition of Tan Sri Lim Goh Tong as the founder of the Genting Group proposed to appoint Tan Sri Lim Goh Tong to this honorary post.

Exemption No. 82-4962

GENTING BERHAD

(7916-A)

Dear Shareholder,

PRESENTATION OF ANNUAL REPORT 2004 IN ELECTRONIC FORMAT

In keeping abreast with developments in information technology and to improve administrative efficiency, the Company would like to issue next year's Annual Report in electronic/CD-ROM format.

We should be glad if you could let us know your preference on this matter by completing the form below and thereafter either mail or fax it back to us at 03 - 2163 5818.

Thank you.

Yours faithfully

For and on behalf of
GENTING BERHAD

Tan Wooi Meng
Secretary

31 May 2004

Glue Here

Glue Here

REPLY FORM

To: Genting Berhad

	YES - I would like to receive Genting Berhad's Annual Report 2004 in electronic/CD-ROM format.
	NO - I would like to receive Genting Berhad's Annual Report 2004 in traditional hard copy format.

Signature : ______________________

Name : ______________________

I/C No. : ______________________

Address : ______________________

____

Date : ______________________

Glue Here

Exemption No. 82-4962

Fold Here

NO STAMP REQUIRED

SETEM POS TIDAK DIPERLUKAN

REPLY PAID / JAWAPAN BERBAYAR
MALAYSIA
No. Lesen : BRS 4294 K.L.

Genting Berhad (7916-A)
(The Company Secretary)
P.O Box 10937
50930 Kuala Lumpur

notice of annual general meeting (cont'd)

exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on Bursa Malaysia upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased pursuant to this resolution does not exceed 70,433,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company as at 30 April 2004. Based on the audited financial statements for the financial year ended 31 December 2003, the Company's retained profits and share premium accounts were RM3,131.2 million and RM97.8 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of up to two (2) Participating Organisations as defined in the Bursa Malaysia Listing Requirements and the opening and maintaining of Central Depository Accounts designated as Share Buy-Back Accounts) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." **(Resolution 10)**

Special Resolution

9. **Proposed amendment to the Articles of Association**

"THAT the Articles of Association of the Company be and is hereby amended by inserting after Article 118, a new Article 118A to read as follows:

Honorary Life Chairman

The Directors may, from time to time, appoint any former director of the Company who, in their opinion, has rendered outstanding services to the Company to be Honorary Life Chairman of the Company. The Honorary Life Chairman shall not, by virtue of his office, be deemed a director, employee or officer (as defined in Section 4(1) of the Act) of the Company but, by invitation of the Directors, he may attend meetings of the Directors for the purpose of giving guidance and advice. The Honorary Life Chairman shall not be entitled to conduct or chair meetings of the Directors or of the Company and he shall not be entitled to any vote nor to any form of remuneration." **(Special Resolution)**

10. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2004

notice of annual general meeting

NOTICE IS HEREBY GIVEN THAT the Thirty-Sixth Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 4.15 p.m.

AS ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2003 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM597,699 for the financial year ended 31 December 2003 (2002: RM432,000). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   i) Tan Sri Lim Kok Thay **(Resolution 4)**
   ii) Mr Quah Chek Tin **(Resolution 5)**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 6)**

   "That Tan Sri (Dr.) Gunn Chit Tuan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

6. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 8)**

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

Ordinary Resolutions

7. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "THAT, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965, to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company for the time being and that the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 9)**

8. **Proposed renewal of the authority for the purchase of own shares**

   "THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ["Bursa Malaysia"] or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not

notice of annual general meeting (cont'd)

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back are set out in the Share Buy-Back Statement of the Company dated 31 May 2004 which is despatched together with the Company's 2003 Annual Report.

(3) Special Resolution in relation to the proposed amendment to the Articles of Association, if passed, will provide for the honorary post of "Honorary Life Chairman" in the Company. As announced by the Company to the then Kuala Lumpur Stock Exchange on 31 December 2003, the Board has, in recognition of Tan Sri Lim Goh Tong as the founder of the Genting Group proposed to appoint Tan Sri Lim Goh Tong to this honorary post.

statement accompanying notice of annual general meeting

pursuant to paragraph 8.28 (2) of the listing requirements of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)

1. The following are the Directors standing for re-election at the Thirty-Sixth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 4.15 p.m.:

   (a) Pursuant to Article 99 of the Articles of Association of the Company

   (i) Tan Sri Lim Kok Thay
   (ii) Mr Quah Chek Tin

   (b) Pursuant to Section 129 of the Companies Act, 1965

   (i) Tan Sri Mohd Amin bin Osman
   (ii) Tan Sri (Dr.) Gunn Chit Tuan

2. Number of Board Meetings held during the financial year ended 31 December 2003: ***5***

3. Attendances of Directors at Board Meetings held during the financial year ended 31 December 2003 are set out on page 36 of this Annual Report.

4. Further details on the Directors standing for re-election at the Thirty-Sixth Annual General Meeting are set out on pages 9 to 10 of this Annual Report.

Exemption No. 82-4962

THIS STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Genting Berhad, you should at once send this Statement together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) takes no responsibility for the contents of this Statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents in this Statement.

GENTING BERHAD

(7916-A)

(Incorporated in Malaysia)

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN PERCENT (10%) OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965

The Ordinary Resolution in respect of the above Proposal will be tabled at the Thirty-Sixth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 4.15 p.m. together with the Form of Proxy are set out in the 2003 Annual Report of the Company despatched together with this Statement.

Last day and time for lodging the Form of Proxy	:	Monday, 21 June 2004 at 4.15 p.m.
Date and time of Annual General Meeting	:	Wednesday, 23 June 2004 at 4.15 p.m.

This Statement is dated 31 May 2004

Exemption No. 82-4962

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Statement:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Genting
Bursa Malaysia		Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) (635998-W)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EGM	:	Extraordinary General Meeting
EPS	:	Earnings per share
Genting or Company	:	Genting Berhad (7916-A)
Genting Group or Group	:	Genting and its subsidiaries
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which Bursa Malaysia is open for trading of securities
NTA	:	Net tangible assets
Proposed Renewal	:	Proposed renewal of the authority to enable Genting to purchase Genting Shares for up to 10% of the issued and paid-up share capital of the Company
Genting Share(s)	:	Ordinary share(s) of RM0.50 each in Genting
RM and sen	:	Ringgit Malaysia and sen respectively

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Statement to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Statement shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF GENTING RELATING TO THE PROPOSED RENEWAL CONTAINING:

Exemption No. 82-4962

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

31 May 2004

Directors:

Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Mohd Amin bin Osman *(Executive Director)*
Dr. R. Thillainathan *(Executive Director & Chief Operating Officer)*
Mr. Quah Chek Tin *(Executive Director)*
Tan Sri (Dr.) Gunn Chit Tuan (Independent Non-Executive Director)
Dato' Paduka Nik Hashim bin Nik Yusoff (Independent Non-Executive Director)
Tan Sri Dr. Lin See Yan (Independent Non-Executive Director)

To: The Shareholders of Genting Berhad

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 16 April 2004, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company up to ten percent (10%) of the issued and paid-up share capital of Genting.

At an EGM held on 26 June 2003, your Board obtained shareholders' approval to undertake the share buy-back of up to ten percent (10%) of the issued and paid-up share capital of Genting through Bursa Malaysia.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Thirty-Sixth AGM unless a renewal of authority of share buy-back is obtained from shareholders.

In view of the authority expiring at the conclusion of the forthcoming AGM of Genting, which will be held on Wednesday, 23 June 2004, a renewal of authority of share buy-back is sought from the shareholders for the Proposed Renewal by way of an ordinary resolution.

The purpose of this Statement is to provide you with the details of the Proposed Renewal and to seek your approval for the ordinary resolution pertaining to the Proposed Renewal to be tabled at the forthcoming AGM of Genting to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 23 June 2004 at 4.15 p.m.

SHAREHOLDERS OF GENTING ARE ADVISED TO READ THE CONTENTS OF THIS STATEMENT CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED RENEWAL

2. DETAILS OF THE PROPOSED RENEWAL

2.1 The Company proposes to seek from its shareholders, a renewal of the authority to purchase up to a maximum of 70,433,000 ordinary shares of RM0.50 each in Genting representing approximately ten percent (10%) of the issued and paid-up share capital of the Company as at 30 April 2004 comprising 704,338,954 ordinary shares of RM0.50 each, on Bursa Malaysia through up to two stockbrokers. The appointment of up to two stockbrokers would be lodged with Bursa Malaysia at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Renewal at the forthcoming AGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five percent (25%) public shareholding spread as required by the Bursa Malaysia Listing Requirements. The retained profits and share premium account of the Company were RM3,131.2 million and RM97.8 million respectively, based on the audited financial statements as at 31 December 2003 and were RM3,192.9 million and RM97.8 million based on the management accounts as at 31 March 2004.

2.3 As at 30 April 2004, the public shareholding spread of the Company was approximately 56.51%. Assuming the share buy-back of ten percent (10%) of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will reduce to 51.68%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on Bursa Malaysia in accordance with the relevant rules of Bursa Malaysia or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable prevailing laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Genting may only purchase its own shares at a price which is not more than fifteen percent (15%) above the weighted average market price of Genting Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is :

(a) not less than the weighted average market price of Genting Shares for the five (5) market days immediately preceding the date of resale; or

(b) not less than 5% below the weighted average market price of Genting Shares for the five (5) market days immediately prior to the resale provided that:
   (i) the resale takes place no earlier than 30 days from the date of purchase; and
   (ii) the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Renewal will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of ordinary shares in Genting to be purchased and other relevant cost factors. The actual number of Genting Shares to be purchased will depend on market conditions and sentiments of Bursa Malaysia as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on Bursa Malaysia, or both, will in turn depend on the availability of, amongst others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED RENEWAL

The Proposed Renewal, if implemented, will enable the Genting Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of Bursa Malaysia and thereby support its fundamental value.

If Genting Shares purchased are subsequently cancelled, the EPS of Genting may strengthen and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on Bursa Malaysia at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Renewal is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Genting Group and of the resultant impact on its shareholders. The Board in exercising any decision to buy-back any Genting Shares will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Renewal, if implemented, may enable the Company to stabilise the supply and demand of Genting shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Genting Shares. Any cancellation of the Genting Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Renewal if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for any share buy-back. The working capital of the Group will also be affected, as any purchase of Genting Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Genting Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and its shareholders in implementing the Proposed Renewal.

5. EFFECTS OF THE PROPOSED RENEWAL

Assuming that the Company purchases up to 70,433,000 Genting Shares representing approximately ten percent (10%) of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the implementation of the Proposed Renewal on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NTA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Genting Shares purchased are cancelled, the implementation of the Proposed Renewal will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 30 April 2004	704,338,954
Implementation of Proposed Renewal	(70,433,000)
Reduced share capital	633,905,954

However, the implementation of the Proposed Renewal will not have any effect on the issued and paid-up share capital of the Company if the Genting Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the implementation of the Proposed Renewal on the shareholding of the substantial shareholders of Genting based on the Register of Substantial Shareholders as at 30 April 2004, is as follows:

	No. of Genting Shares held							
	Before the Proposed Renewal				After the Proposed Renewal			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Kien Huat Realty Sdn Bhd ("Kien Huat")	238,628,052	33.88	52,637,200^	7.47	238,628,052	37.64	52,637,200^	8.30
Parkview Management Sdn Bhd	-	-	291,265,252*	41.35	-	-	291,265,252*	45.95
Inforex Sdn Bhd	-	-	238,628,052+	33.88	-	-	238,628,052+	37.64
Info-Text Sdn Bhd	-	-	238,628,052+	33.88	-	-	238,628,052+	37.64
Dataline Sdn Bhd	-	-	238,628,052+	33.88	-	-	238,628,052+	37.64
G T Realty Sdn Bhd	-	-	238,628,052+	33.88	-	-	238,628,052+	37.64

Notes:

^ *Deemed interested through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)*

* *Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)*

\+ *Deemed interested through Kien Huat*

5.3 Directors' Shareholdings

The effect of the implementation of the Proposed Renewal on the shareholdings of the Directors of Genting based on the Register of Directors' Shareholdings as at 30 April 2004 is as follows:

	No. of Genting Shares held							
	Before the Proposed Renewal				After the Proposed Renewal			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Kok Thay	3,433,800	0.49	11,523,996^	1.64	3,433,800	0.54	11,523,996^	1.82
Tun Mohammed Hanif bin Omar	200	#	-	-	200	#	-	-
Tan Sri Mohd Amin bin Osman	8,000	#	-	-	8,000	#	-	-
Dr R. Thillainathan	-	-	-	-	-	-	-	-
Quah Chek Tin	1,000	#	-	-	1,000	#	-	-
Tan Sri (Dr.) Gunn Chit Tuan	-	-	-	-	-	-	-	-
Dato' Paduka Nik Hashim bin Nik Yusoff	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-

Notes:

\# *Negligible*

^ *Deemed interested through Time Life Equity Sdn Bhd*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NTA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NTA and any resultant increase in interest income of the Group.

5.5 NTA

If the purchased shares are kept as treasury shares, the NTA per share would decrease, unless the cost per share of the treasury shares purchased is below the NTA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NTA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NTA per share of the Genting Group will decrease, unless the cost per share of the purchased shares is below the NTA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on Bursa Malaysia, the NTA per share of the Genting Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NTA of the Genting Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The implementation of the Proposed Renewal will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Renewal is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Renewal will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2003, the Company has paid an interim dividend of 7.0 sen less Malaysian Income Tax and recommended a final dividend of 14.5 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 26 February 2004. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct and indirect shareholdings of Kien Huat in Genting as at 30 April 2004 is approximately 41.35% of the issued and paid-up share capital of the Company. In the event that the share buy-back of up to approximately ten percent (10%) is carried out in full in a period of six (6) months and the shares purchased are cancelled, the percentage of shareholdings of Kien Huat in Genting would increase to approximately 45.95% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Kien Huat is unchanged.

Pursuant to the Code, a person who holds more than thirty three percent (33%) but less than fifty percent (50%) of the voting shares of a company and such person acquires in any period of six (6) months more than two percent (2%) of the voting shares of the company, the person should undertake a mandatory general offer for the remaining ordinary shares of the company not already owned by the said person. As such, the share buy-back of approximately ten percent (10%), if carried out in full in a period of six (6) months, would increase the shareholdings of Kien Huat together with persons acting in concert with it by more than two percent (2%) and Kien Huat together with persons acting in concert with it would therefore trigger a mandatory general offer pursuant to the Code.

As at the date hereof, the Company has yet to decide on the percentage of its own shares to be purchased under the Proposed Renewal. However, the Company will ensure that the requirement of a mandatory general offer will not be triggered by Kien Huat.

Save as disclosed above, none of the other existing substantial shareholders is expected to trigger the obligation to undertake a mandatory general offer under the Code as a result of the Proposed Renewal.

7. APPROVAL REQUIRED

The Proposed Renewal is conditional upon approval from the shareholders of Genting at the forthcoming AGM to be convened.

8. PURCHASE OF GENTING SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Genting Shares in the previous twelve (12) months preceding the date of this Statement.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Renewal, none of the Directors and/or major shareholders of Genting or persons connected to them, has any interest, direct or indirect, in the Proposed Renewal or resale of treasury shares, if any.

10. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Renewal is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Renewal at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors
of **GENTING BERHAD**

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

BAHAN CETAK / PRINTED MATTER
May be opened for postal inspection

BAYARAN POS JELAS
POSTAGE PAID
PEJABAT POS BESAR
KUALA LUMPUR
MALAYSIA
NO. WP 0722

If undelivered, please return to:-

Genting Management and Consultancy Services Sdn. Bhd. (112896-T)
23rd Floor, Wisma Genting, Jalan Sultan Ismail
50250 Kuala Lumpur, MALAYSIA

www.genting.com.my





